   As filed with the Securities and Exchange Commission on February 4, 2000.
                                                        Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                 ------------

                                 Sohu.com Inc.
             (Exact Name of Registrant as Specified in Its Charter)

                                 ------------

        Delaware                     7379                    98-0204667
     (State or Other           (Primary Standard          (I.R.S. Employer
     Jurisdiction of              Industrial             Identification No.)
    Incorporation or          Classification Code
      Organization)                 Number)

                            7 Jianguomen Nei Avenue
                               Suite 519, Tower 2
                         Bright China Chang An Building
                                 Beijing 100005
                           People's Republic of China
                                86-10-6510-2160
   (Address and Telephone Number of Registrant's Principal Executive Offices)

                                 ------------

                             CT Corporation System
                               111 Eighth Avenue
                            New York, New York 10011
                                  212-590-9200
           (Name, Address and Telephone Number of Agent For Service)

                                   Copies to:
             Chun Wei, Esq.                     W. Clayton Johnson, Esq.
          Sullivan & Cromwell                    Cravath, Swaine & Moore
               28th Floor                   Asia Pacific Finance Tower, Suite
       Nine Queen's Road Central                          2609
               Hong Kong                         3 Garden Road, Central
             852-2826-8688                              Hong Kong
                                                      852-2509-7201

                                 ------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
   Titelof Each Class of                     Proposed Maximum           Amount of
Securiies to be Registeredt            Aggregate Offering Price(/1/) Registration Fee
-------------------------------------------------------------------------------------
Common Stock, par value $0.001
 per share......................               $86,250,000              $22,770
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                    SUBJECT TO COMPLETION, DATED      , 2000

                                      Shares


                                 Sohu.com Inc.

                                  Common Stock

                                   --------

  Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between
$   and $   per share. We have applied to list our common stock on The Nasdaq
Stock Market's National Market under the symbol "SOHU".

  The underwriters have an option to purchase a maximum of     additional
shares to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 6.

                                             Price  Underwriting
                                               to   Discounts and Proceeds to
                                             Public  Commissions   Sohu.com
                                             ------ ------------- -----------
Per Share...................................  $         $            $
Total.......................................  $         $            $

  Delivery of the shares of common stock will be made on or about     , 2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

                 Donaldson, Lufkin & Jenrette

                                                             Warburg Dillon Read

                  The date of this prospectus is      , 2000.

              [Inside front cover--screen shot of Sohu home page.]

                                 ------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
Risk Factors........................    6
Enforceability of Civil
 Liabilities........................   23
Cautionary Notice Regarding Forward-
 Looking Statements.................   23
Use of Proceeds.....................   24
Dividend Policy.....................   24
Capitalization......................   25
Dilution............................   27
Exchange Rate Information...........   28
Selected Consolidated Financial
 Data...............................   29
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   31

                                   Page
                                   ----
Business.........................   40
Regulation of the PRC Internet
 Industry........................   55
Management.......................   59
Principal Shareholders...........   67
Certain Transactions.............   68
Shares Eligible for Future Sale..   69
Description of Capital Stock.....   72
Taxation.........................   76
Underwriting.....................   79
Notice to Canadian Residents.....   83
Validity of Common Stock.........   84
Experts..........................   84
Where You Can Find More
 Information.....................   84
Index to Financial Statements....  F-1

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.


                     Dealer Prospectus Delivery Obligation

   Until      , 2000 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. You should read the entire prospectus carefully in evaluating an investment in our shares.

   As used in this prospectus, references to "us", "we", "our", "our company", "Sohu.com" and "Sohu" are to Sohu.com Inc., a company organized under the laws of the State of Delaware, and these references should be interpreted accordingly. Except where the context requires otherwise, these references include all of our subsidiaries. Unless otherwise specified, references to "China" or "PRC" refer to the People's Republic of China and do not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan.

   Unless otherwise indicated, all references in this prospectus to the number of outstanding shares of our common stock:

  . give effect to a five-for-one stock split which became effective on October 15, 1999; and

  . do not include the number of shares that we will issue if the underwriters exercise their over-allotment option.

   In addition, the information in this prospectus assumes that the initial
public offering price will be     per share, the mid-point of the range
disclosed on the cover of this prospectus. As used in this prospectus, "U.S. Dollar", "dollar" or "$" means the lawful currency of the United States of America, and "Renminbi" or "RMB" means the lawful currency of the PRC.

                                 Sohu.com Inc.

Our Business

   We are a leading Internet portal in China. During January 2000, we averaged in excess of six million page views per day. In addition, as of January 31, 2000, we had over 880,000 registered e-mail users. Our portal consists of the following:

   .  sophisticated Chinese language Web navigational and search capabilities;

   .  twelve main content channels and seven special features;

   .  Web-based communications services; and

   .  a platform for e-commerce services.

   We are a pioneer of the Internet industry in China, having introduced the first Chinese language online directory and search engine. We have exclusively targeted the PRC Internet market since our inception. All of our products and services are designed to meet the specific interests and needs of Internet users in China. As of December 31, 1999, our online directory contained over 250,000 Chinese language Web listings. We offer Internet users a proprietary Chinese language search and a co-branded English language search. Furthermore, we have contractual relationships with over 70 Chinese language media and information providers. Each of our main content channels contains multi-level sub-channels that cover a comprehensive range of topics, including news, business, entertainment, sports and career. We also promote user affinity to Sohu by providing free Chinese language e-mail, online bulletin boards, chat rooms and instant messaging. We began offering limited e-commerce services on a trial basis in 1999.

   As a leading Internet portal in China, we are well positioned to capitalize on the emergence of the Web as a new advertising medium and commerce platform in China. We believe that by providing a well tuned and highly relevant navigational context and comprehensive range of China-specific content, we provide advertisers and merchants with targeted access to a large audience with highly desirable demographic profiles.

Our Market Opportunity

   Internet use in China has grown rapidly in recent years and is expected to significantly outpace growth in worldwide Internet use over the next several years. According to International Data Corporation, or IDC, between January 1, 1999 and December 31, 1999, the number of PRC Internet users increased from approximately 2.4 million to 3.8 million. In addition, IDC projects that the number of Internet users in China will grow to approximately 25.2 million in 2003.

   As Internet use becomes more pervasive in China, and as the PRC online population continues to develop and expand, the opportunities for online advertising and commerce will also expand.

   Zenith Media estimates that advertising expenditures for television, newspapers, magazines and other traditional media in China totaled over $4.1 billion in 1999. In addition, Forrester Research estimates that the aggregate online advertising market in China in 1999 was only $8.0 million. As the number of Internet users increases, we believe that online advertising will capture an increasing percentage of the overall PRC advertising market. Zenith Media has estimated that in 2002 China's overall advertising market will be worth $6.1 billion, while Forrester Research has estimated that China's online advertising market will be worth $100 million in 2002 and $220 million in 2003. Similarly, the volume of e-commerce transactions in China is expected to increase significantly as the online population expands. According to IDC, total e-commerce revenue in China is expected to grow from approximately $43.0 million in 1999 to approximately $11.7 billion in 2004.

Our Strategy

   Our objective is to strengthen our position as a leading Internet portal in China. In order to accomplish this objective, we plan to:

   .  maintain and extend our brand recognition;

   . increase the number of visitors to our portal and the duration of each visit;

   .  increase online advertising revenues and develop an e-commerce business;
and

   .  acquire complementary assets, technologies and businesses.

Recent Developments

   On January 29, 2000, we sold a total of 518,459 shares of our Series D preferred stock to an affiliate of Pacific Century Cyberworks Limited, an affiliate of Legend Holdings Limited and Hikari Tsushin, Inc. for an aggregate of approximately $20.0 million. On February 2, 2000, we sold an additional 259,229 shares of Series D preferred stock to an affiliate of Pacific Century Cyberworks Limited for approximately $10.0 million. All of the Series D preferred stock will, under the terms of the preferred stock, be mandatorily converted into an equal number of shares of common stock upon the consummation of this offering.

Our History

   We were incorporated in Delaware in August 1996 as Internet Technologies China Incorporated, and launched our original Web site, itc.com.cn, in January 1997. During 1997, we developed the Sohu online directory and search engine and related technology infrastructure, and also focused on recruiting personnel, raising capital and aggregating content to attract and retain users. In February 1998, we re-launched our Web site under sohu.com. In September 1999, we re-named our company Sohu.com Inc. Substantially all of our operations are conducted through Sohu ITC Information Technology (Beijing) Co., Ltd., or Beijing Sohu, our wholly owned PRC subsidiary.

   Our principal executive offices are located at 7 Jianguomen Nei Avenue, Suite 519, Tower 2, Bright China Chang An Building, Beijing 100005, People's Republic of China and our telephone number is 86-10-6510-2160. In addition, we maintain offices in Shanghai and Guangzhou. Our Internet address is www.sohu.com. The information on our Web site is not a part of this prospectus.

                                  The Offering

Common stock offered......      shares.

Over-allotment option.....  Up to     shares to the underwriters in this
                            offering. Unless we state otherwise, the information in this prospectus does not take into account the possible sale of these additional shares.

Common stock to be
 outstanding after this
 offering.................      shares or     shares if the underwriters
                            exercise their over-allotment option in full. Excluded are 527,647 shares of common stock reserved for issuance upon exercise of outstanding options and 99,143 shares of common stock reserved for issuance upon exercise of outstanding warrants.

Use of proceeds...........  We intend to use approximately $17.0 million of the net proceeds to fund capital expenditures, consisting primarily of additions to our networking and computer infrastructure. The remainder of the net proceeds will be used for general corporate purposes, including working capital, expansion of our sales and marketing activities and expansion of our work force. We may also use a portion of the net proceeds for possible acquisitions of or investments in businesses, products and technologies that are complementary to our business, although we do not currently have any pending or proposed acquisitions.

Proposed Nasdaq Symbol....  SOHU.

                      Summary Consolidated Financial Data

   The following summary consolidated financial data have been derived from our audited consolidated financial statements for the three-year period ended December 31, 1999 and from our unaudited consolidated pro forma balance sheet as of December 31, 1999, all of which are included elsewhere in this prospectus. The information below should be read in conjunction with "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations", our audited consolidated financial statements and the related notes and our unaudited consolidated pro forma balance sheet as of December 31, 1999, all of which are included in this prospectus. Our consolidated financial statements are presented in accordance with the United States generally accepted accounting principles. Basic and diluted pro forma net loss per share in 1999 is computed using the weighted average number of shares of common stock outstanding, including the pro forma effects of the mandatory conversion of the Series A, B, B-1 and C preferred stock into common stock upon the consummation of this offering.

                                                Year ended December 31,
                                            ---------------------------------
                                              1997        1998        1999
                                            ---------  ----------  ----------
                                             (in thousands, except for per
                                                  share and share data)
Statement of Operations Data:
Revenues................................... $      78  $      472  $    1,617
Total costs and expenses...................      (238)     (1,082)     (5,077)
Operating loss.............................      (160)       (610)     (3,460)
Net loss...................................      (160)       (615)     (3,449)
Net loss attributable to common
 stockholders..............................      (160)       (859)     (4,366)
Basic and diluted net loss per share
 attributable to common stockholders....... $   (0.05) $    (0.24) $    (1.22)
Shares used in computing basic and diluted
 net loss per share........................ 3,500,000   3,564,000   3,588,000
Basic and diluted pro forma net loss per
 share attributable
 to common stockholders....................                        $    (0.41)
Shares used in computing basic and diluted
 pro forma net loss per share .............                         8,314,000

   The pro forma balance sheet data as of December 31, 1999 give effect to the sale of 518,459 shares of Series D preferred stock for $38.576 per share on January 29, 2000 and the sale of 259,229 shares of Series D preferred stock for $38.576 per share on February 2, 2000. The pro forma as adjusted balance sheet data as of December 31, 1999 give effect to:

  . the mandatory conversion of all outstanding Series A, B, B-1, C and D preferred stock into common stock upon the consummation of this offering; and

  .  the sale of     shares of common stock offered at an assumed initial
     public offering price of $    per share after deducting estimated
     underwriting discounts and commissions and estimated offering expenses.

                                                   As of December 31, 1999
                                                 -----------------------------
                                                                    Pro forma
                                                 Actual  Pro forma as adjusted
                                                 ------  --------- -----------
                                                        (in thousands)
Balance Sheet Data:
Cash and cash equivalents....................... $3,924   $33,924     $
Working capital.................................  2,577    32,557
Total assets....................................  7,076    37,076
Total liabilities...............................  1,911     1,911     1,911
Mandatorily redeemable convertible preferred
 stock.......................................... 10,207    40,207        --
Total shareholders' equity (deficit)............ (5,042)   (5,042)

                                  RISK FACTORS

   You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and the related notes, before making an investment decision. If any of the risks described below actually occurs, our business, financial condition and results of operations could be materially adversely affected. The trading price of our shares could decline, and you may lose all or part of your investment.

Risks relating to Sohu.com

 We have a limited operating history and have incurred net losses since inception and anticipate that losses will continue

   We were incorporated in Delaware in August 1996, and launched our original Web site in January 1997. In February 1998, we re-launched our Web site under sohu.com. We have only a limited operating history upon which you may evaluate our business and prospects. We have incurred significant net losses since inception and had an accumulated deficit of approximately $5.4 million as of December 31, 1999. We anticipate that we will continue to incur substantial net losses due to a high level of planned operating and capital expenditures, increased sales and marketing costs, additional personnel hires, greater levels of product development and our general growth objectives. Our net losses will increase in the future and we may never achieve or sustain profitability.

   You must consider the risks, expenses and uncertainties that an early stage company like ours faces. These risks include our ability to:

  .  increase our revenues from online advertising and other sources;

  .  derive revenues from e-commerce activities;

  .  increase awareness of the Sohu brand and continue to build user loyalty;

  .  expand the content and services on our portal;

  .  attract a larger audience to our portal;

  .  maintain our current, and develop new, strategic relationships;

  .  implement a successful sales strategy;

  .  attract, retain and motivate qualified personnel;

  .  respond effectively to competitive pressures; and

  .  continue to develop and upgrade our technology.

   If we are unsuccessful in addressing these risks, our business, financial condition and results of operations will be materially and adversely affected.

 We and our shareholders may be adversely affected by PRC government regulation of Internet companies

   Our entire Internet business is owned and conducted by our wholly owned subsidiary, Sohu ITC Information Technology (Beijing) Co., Ltd., or Beijing Sohu, which is a PRC wholly-foreign owned enterprise, or a WFOE. We are a Delaware corporation and a foreign person under PRC law. Accordingly, our Internet business is 100% foreign-owned.

   There are various issues, risks and uncertainties regarding the legality of foreign investment in the PRC Internet sector, the various businesses and activities of Internet companies in the PRC and securities offerings by companies operating in the PRC Internet sector. As described below, in the opinion of TransAsia Lawyers, our PRC counsel, the ownership structure of Beijing Sohu and its businesses do not violate any existing PRC laws or regulations, and no PRC governmental approvals are required for this offering. However, as described below, there are substantial uncertainties regarding the proper interpretation of existing PRC laws and regulations and there are likely to be new PRC laws and regulations relating to the Internet sector adopted in the future.

   The issues, risks and uncertainties relating to PRC government regulation of the PRC Internet sector include the following:

  . Foreign investment is prohibited in businesses providing value-added telecommunication services, including computer information services or electronic mail box services as defined in a 1995 PRC regulation. However, the relevant regulation is silent as to whether the Internet business is included in these businesses in which foreign investment is prohibited.

  . Various officials of the PRC Ministry of Information Industry, or MII, have during 1999 stated publicly that foreign investment is prohibited in the PRC Internet sector, including in Internet service providers and Internet content providers.

  . The MII has also stated recently that it intends to adopt new laws or regulations governing foreign investment in the PRC Internet sector in the near future. At this time, we do not know the timing or terms of these new laws or regulations or whether or how they will apply to us.

  . The MII has also stated recently that the activities of Internet content providers are also subject to regulation by various PRC government authorities, depending on the specific activities conducted by the Internet content provider. According to press reports, various government authorities are in the process of preparing new laws and regulations that will govern these activities. The areas of regulation may include online advertising and online news reporting. In addition, the new laws and regulations may require various PRC government approvals for securities offerings by companies engaged in the Internet sector in the PRC. We do not know the timing or terms of such possible new laws and regulations or whether or how they will apply to us or this offering.

  . According to press reports, under the agreement reached in November 1999 between China and the United States concerning the United States' support of China's entry into the World Trade Organization, or WTO, foreign investment in PRC Internet services will be liberalized at the same rate as other key telecommunications services. In addition, according to press reports, key telecommunication services in the PRC will be subject to a foreign ownership limit of 49% for the first two years after China's entry into the WTO and 50% thereafter. We do not know if this agreement will in fact be implemented or the timing thereof or the terms of any new laws or regulations resulting from such implementation or whether our Internet business will be subject to these foreign ownership limits.

  . A WFOE is prohibited from engaging in the businesses of providing or distributing advertisements as defined under the 1994 PRC Advertising Law. The relevant law is silent as to whether online advertising is covered by the law.

   The interpretation and application of existing PRC laws and regulations, the stated positions of the MII and the possible new laws or regulations have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, PRC Internet businesses, including our business.

   In the opinion of TransAsia Lawyers, our PRC counsel, the ownership structure of Sohu and our wholly owned subsidiary, Beijing Sohu, both currently and after giving effect to this offering, and the current and proposed businesses and operations of Sohu and Beijing Sohu as described in this prospectus, do not violate or breach any of the existing laws, rules and regulations of the PRC, and no consent, approval or license other than those already obtained is required under any of the existing laws, rules and regulations of the PRC for such ownership structure, businesses and operations or this offering. TransAsia Lawyers is also of the opinion that:

  . Our business activities in the PRC do not fall within the definition of "computer information services" or "electronic mail box services" as defined under the 1995 regulation described above.

  . There are no existing PRC laws, rules or regulations that address the development and provision of Web-based services, such as online directories, search engines, free e-mail boxes and e-commerce.

  . Online advertising is neither regulated nor prohibited by any existing PRC laws, including the 1994 PRC Advertising Law.

   However, the opinion of TransAsia Lawyers contains the following qualifications:

  . Since September 1999, senior MII officials have made various statements regarding the restrictions on foreign investment in the PRC Internet sector and the positions set forth in such statements may ultimately be adopted to varying degrees by the relevant PRC regulatory authorities as the basis for subsequent legislation.

  . In the event that new legislation restricting foreign investment in the PRC Internet sector is enacted by the relevant PRC regulatory authorities, such PRC regulatory authorities may request Beijing Sohu to restructure its operations accordingly.

   As described above, the laws and regulations applicable to PRC Internet companies are uncertain and in a state of flux. In addition, there will likely be new laws and regulations adopted in the future. Accordingly, we cannot assure you whether the PRC government may ultimately take a contrary view to the opinions of our PRC counsel on the various issues discussed above. It is possible that the relevant PRC authorities could, at any time, assert that any portion or all of our existing or future ownership structure and businesses, or this offering, violate existing or future PRC laws and regulations. It is also possible that the new laws or regulations governing the PRC Internet sector that may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our current or proposed businesses and operations or require governmental approvals for this offering. In addition, these new laws and regulations may be retroactively applied to us. For example, China's potential entry into the WTO will likely affect the terms of any new laws and regulations, and may result in the PRC government adopting a 49% or 50% limit on foreign investment in Internet businesses, as well as affect the interpretation of existing regulations relating to the PRC Internet sector. Furthermore, as expressed in the legal opinion of TransAsia Lawyers, the MII's positions set forth in the statements discussed above may become the official PRC government policy, which may result in new laws or regulations prohibiting any of the businesses or the ownership structure of Beijing Sohu or requiring governmental approvals for this offering.

   If we are found to be in violation of any existing or future PRC laws or regulations, the relevant PRC authorities would have broad discretion in dealing with such a violation, including, without limitation, the following:

  .  levying fines;

  .  revoking our business license;

  .  requiring us to restructure our ownership structure or operations;
     and/or

  . requiring us to discontinue any portion or all of our Internet business or our investment in Beijing Sohu.

   Any such action would have a material adverse effect on our business, financial condition and results of operations and on our shareholders. See "Regulation of the PRC Internet Industry".

 We depend on online advertising for substantially all of our revenues

   We derive substantially all of our revenues from the sale of online advertising on our Web sites. For 1998 and 1999, online advertising revenues represented approximately 75% and 93% of our total revenues. In addition, our business plan is heavily dependent on the anticipated expansion of online advertising in China and the growth of our revenue is heavily dependent on online advertising.

   The online advertising market in China is new and relatively small. According to Forrester Research, the dollar amount of the online advertising market in China in 1999 was approximately $8.0 million. According to Zenith Media's estimate, the dollar amount of the total advertising market in China was over $4.1 billion in 1999. Our ability to generate and maintain significant online advertising revenues will depend, among other things, on:

  . advertisers' acceptance of the Internet as an effective and sustainable advertising medium in the PRC;

  . the development of a large base of users of our portal possessing demographic characteristics attractive to advertisers;

  . the effectiveness of our online advertising delivery, tracking and reporting systems;

  . our ability to compete successfully with other Web sites seeking online advertising revenue and with off-line advertising media;

  .  the growth of Internet users and Internet penetration in China; and

  . the development of televisions and mobile telephones as alternative distribution channels for online advertising.

   The development of Web software that blocks Internet advertisements before they appear on a user's screen may hinder the growth of online advertising. The expansion of ad blocking on the Internet may decrease our revenues because when an ad is blocked, it is not downloaded from our ad server. As a result, such advertisements will not be tracked as a delivered advertisement. In addition, advertisers may choose not to advertise on the Internet or on our portal because of the use by third parties of Internet advertisement blocking software. The use of Web software that blocks Internet advertisements may materially and adversely affect our business, financial condition and results of operations.

   Accordingly, we cannot assure you that we will be successful in generating significant future online advertising revenue or in diversifying our revenue stream, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations.

   In addition, an element of our strategy is to diversify our revenue stream by entering into Web site sponsorship arrangements and by introducing e-commerce services. We cannot assure you that we will be successful in implementing this strategy.

 Our operating results are likely to fluctuate significantly and may differ from market expectations

   Because a high percentage of our expenses, particularly bandwidth leasing costs and employee compensation, are fixed, our annual and quarterly operating results may vary significantly in the future due to a number of factors, many of which are beyond our control. As a result, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter, our operating results may be below the expectations of public market analysts and investors. In this event, the trading price of our common stock may fall.

   Factors which may cause fluctuations in our revenues and earnings include, among other things:

  .  advertising budgeting and placement cycles of advertisers;

  .  amount and timing of capital expenditures and other significant costs;

  .  introduction of new products or services;

  .  pricing and other changes in our industry; and

  .  technical difficulties we may encounter.

 We will not be able to attract visitors or advertisers if we do not maintain and develop the Sohu brand

   Maintaining and developing the Sohu brand is critical to our ability to expand our user base and our revenues. We believe that the importance of brand recognition will increase as the number of Internet users in China grows. In order to attract and retain Internet users, advertisers and e-commerce partners, we intend to increase substantially our expenditures for creating and maintaining brand loyalty. If our revenues do not increase proportionately, our results of operations and liquidity will suffer.

   Our success in promoting and enhancing the Sohu brand, as well as our ability to remain competitive, will also depend on our success in offering high quality content, features and functionality. If we fail to promote our brand successfully or if visitors to our portal or advertisers do not perceive our content and services to be of high quality, we may not be able to continue growing our business and attracting visitors and advertisers. This could have a material and adverse effect on our business, financial condition and results of operations.

 We may need additional capital and we may not be able to obtain it

   Our capital requirements are difficult to plan in our rapidly changing industry. We currently expect that we will need capital to fund additions to our portal and computer infrastructure, including any acquisitions of complementary assets, technologies or businesses we may pursue, as well as the expansion of our sales and marketing activities. We believe that our current cash and cash equivalents, cash flow from operations, proceeds from the sale of Series D preferred stock in January and February 2000 and the proceeds from this offering will be sufficient to meet our anticipated needs, including working capital and capital expenditures, for at least the next twelve months. However, future market or other developments may cause us to require additional funds.

   Our ability to obtain additional financing in the future is subject to a variety of uncertainties, including:

  .  our future results of operations, financial condition and cash flows;

  . the amount of capital that other PRC entities may seek to raise in foreign capital markets;

  .  economic, political and other conditions in the PRC;

  .  PRC governmental policies relating to foreign currency borrowings; and

  .  PRC governmental regulation of foreign investment in Internet companies.

   Our inability to raise additional funds on terms favorable to us, or at all, may have a material adverse effect on our business, financial condition and results of operations. For more information on our capital and financing requirements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

 If we fail to establish and maintain strategic relationships with content providers, e-commerce merchants and technology providers, we may not be able to attract and retain users

   We rely on a number of third party relationships to attract traffic and provide content in order to make our portal more attractive to users and advertisers. Third parties providing content to our portal include CNET, Cosmopolitan, Dow Jones & Company, Inc. and Xinhua News Agency. Most of these arrangements are short-term and may be terminated at the convenience of the other party. In addition, much of the third party content provided to our portal is also available from other sources or may be provided to other Internet companies. If other Internet companies present the same or similar content in a superior manner, it would adversely affect our visitor traffic.

   Similarly, we have focused, and will continue to focus, on establishing relationships with leading e-commerce merchants and technology and infrastructure providers. Our business depends significantly on these relationships and the licenses that the technology providers have granted to us. Our competitors may seek to establish the same relationships as we have, which may adversely affect us. We may not be able to maintain these relationships or replace them on financially attractive terms.

 We depend on key personnel and our business may suffer if we lose the services of our key executives

   Our future success is heavily dependent upon the continued service of our key executives, particularly Dr. Charles Zhang, who is the founder, President and Chief Executive Officer of our company. We rely on his expertise in our business operations and on his personal relationships with our shareholders, the relevant regulatory authorities and our customers and suppliers. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business, financial condition and results of operations may be materially and adversely affected. In addition, if any of these key executives joins a competitor or forms a competing company, we may lose customers and suppliers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into a confidentiality, non-competition and non-solicitation agreement with us. These officers also have employment agreements with Beijing Sohu, our PRC operating subsidiary, which contain substantially similar confidentiality and non-competition undertakings. However, the degree of protection afforded to an employer pursuant to confidentiality and non-competition undertakings governed by PRC law may be more limited when compared to the degree of protection afforded under the laws of other jurisdictions. We do not maintain key-man life insurance for any of our key executives.

 Rapid growth and a rapidly changing operating environment strain our limited resources

   We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As our audience and their Internet use increase, as the demands of our audience and the needs of our customers change and as the volume of online advertising and e-commerce activities increases, we will need to increase our investment in our network infrastructure and other facilities. If we are unable to manage our growth and expansion effectively, the quality of our services could deteriorate and our business may suffer. Our future success will depend on, among other things, our ability to:

  .  adapt our services and maintain and improve the quality of our services;

  . continue training, motivating and retaining our existing employees and attracting and integrating new employees; and

  . developing and improving our operational, financial, accounting and other internal systems and controls.

 Our advertising pricing model, which is based on charging a fixed fee to display advertisements for a specified time period, may not be successful

   There are currently no industry standard pricing models used to sell advertising on the Internet. This makes it difficult to project our future advertising rates and revenues. The models we adopt may prove not to be the most profitable. Substantially all of our advertising revenues in 1999 were derived from charging a fixed fee to display an advertisement over a given time period. To the extent that minimum guaranteed impression levels are not met, we are required to provide additional impressions after the contract term and we accordingly defer the related revenue. The failure of our advertising pricing model could have a material adverse effect on our business, financial condition and results of operations.

 We may not be able to track the delivery of advertisements through our portal

   It is important to advertisers that we accurately measure the demographics of our user base and the delivery of advertisements through our portal. Companies may choose not to advertise on our portal or may pay less for advertising if they do not perceive our ability to track and measure the demographics of our users or the delivery of advertisements to be reliable. We depend on third parties to provide us with some of these measurement services. If they are unable to provide these services in the future, we would need to perform these services ourselves or obtain these service from another provider. This could cause us to incur additional costs or cause interruptions or slowdowns in our business during the time we are replacing these services. We are currently implementing additional systems designed to collect information on our users. We cannot assure you, however, that we can implement these systems successfully.

 The loss of one of our significant advertisers would reduce our advertising revenues and materially and adversely affect our business

   We depend on a small group of advertisers for a significant portion of our total revenues. For 1999, two of our advertisers, one a shareholder, each accounted for more than 10% of our total revenues. In addition, our five largest advertisers accounted for approximately 34% of our total revenues. We anticipate that we will continue to rely on a relatively small number of significant advertisers for a majority of our total revenues for the foreseeable future. Our business, financial condition and results of operations would be materially and adversely affected by the loss of one or more of our significant advertisers or a decrease in the volume of advertising by any of these advertisers.

   During January 2000, we entered into multi-year advertising agreements with affiliates of Pacific Century Cyberworks, Legend Holdings Limited and Hikari Tsushin, Inc. We also sold shares of our Series D preferred stock to affiliates of these entities in January and February 2000. We expect to derive significant revenues from these advertising agreements. The loss of any of these agreements or a decrease in the volume of advertising by any of these advertisers, would have a material adverse effect on our business, financial condition and results of operations.

 Our strategy of acquiring complementary assets, technologies and businesses may not be successful and may result in equity or earnings dilution

   As a component of our growth strategy, we intend to actively identify and acquire assets, technologies and businesses that are complementary to our existing portal business. Our acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and significant amortization expenses related to goodwill and other intangible assets, each of which could materially and adversely affect our business, financial condition and results of operations. These acquisitions involve numerous risks, including:

  . expenses incurred and difficulties in identifying potential targets and consummating suitable acquisitions;

  . expenses related to undisclosed or potential legal liabilities of acquired companies, including those related to intellectual property and employment;

  . the need to obtain the approval of the relevant PRC governmental authorities;

  . difficulties in the integration and assimilation of the operations, technologies, products and personnel of the acquired business;

  .  the diversion of management's attention from other business concerns;

  .  the unavailability of favorable acquisition financing; and

  .  the potential loss of key employees of any acquired business.

   The failure to successfully identify and consummate suitable acquisitions or integrate any acquired assets, technologies and businesses could have a material adverse effect on our business, financial condition and results of operations.

 We rely on income from dividends and other distributions paid by our wholly owned operating subsidiary to fund any cash requirements we may have

   We are a holding company with no operating assets other than the shares of Beijing Sohu, our wholly owned subsidiary in the PRC that owns and conducts our entire Internet business. We will rely on dividends and other distributions paid by Beijing Sohu for our cash requirements, including the funds necessary to service any debt we may incur. If Beijing Sohu incurs debt on its own behalf in the future, the instruments governing the debt may restrict Beijing Sohu's ability to pay dividends or make other distributions to us. In addition, PRC legal restrictions permit payment of dividends by Beijing Sohu only out of its net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law Beijing Sohu is also required to set aside a portion of its net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. See note 5 to our consolidated financial statements included in this prospectus.

 Until the China Trademark Office issues the actual trademark registration certificates, we do not have exclusive rights over the mark "Sohu.com"

   China's trademark law adopts a "first-to-file" system for obtaining trademark rights. As a result, the first applicant to file an application for registration of a mark will preempt all other applicants. Prior use of an unregistered mark is generally irrelevant except for "well-known" marks. We have registered the domain name "Sohu.com" with Network Solutions and the domain name "Sohu.com.cn" with China Internet Network Information Center, a domain name registration service in China, and have full legal rights over these domain names. We have also filed trademark applications for the mark "Sohu.com" in Chinese and English with the China Trademark Office. However, until actual registration certificates are issued by the China Trademark Office, we do not have exclusive rights over the mark "Sohu.com".

   We have applied for registration of the "Sohu.com" mark in the United States. We have also applied for registration of the "Sohu.com" mark in Hong Kong and Taiwan, and plan to apply for registration in Malaysia and Singapore. Completion of all of these applications are subject to prior rights in the relevant jurisdictions. Any rejection of such applications may adversely affect our legal rights over the mark "Sohu.com" in those countries and regions.

 Unauthorized use of our intellectual property by third parties may adversely affect our business and we may be subject to intellectual property infringement claims

   We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and our reputation. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. In particular, the laws of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Future litigation could result in substantial costs and diversion of our resources, and could have a material adverse effect on our business, financial condition and results of operations.

   In addition, we cannot be certain that our products and services do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We have in the past been, and may in the future be, subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business.

 We may be subject to claims based on the content we provide over our portal

   As our services may be used to download and distribute information to others, there is a risk that claims may be made against us for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of such information. Furthermore, we could be subject to claims for the online activities of our visitors and incur significant costs in their defense. In the past, claims based on the nature and content of information that was posted online by visitors have been made in the United States against companies that provide online services. We do not carry any liability insurance against such risks.

   We could be exposed to liability for the selection of listings that may be accessible through our portal or through content and materials that our visitors may post in classifieds, message boards, chat rooms or other interactive services. If any information provided through our services contains errors, third parties may make claims against us for losses incurred in reliance on the information. We also offer Web-based e-mail services, which expose us to potential liabilities or claims resulting from:

  .  unsolicited e-mail;

  .  lost or misdirected messages;

  .  illegal or fraudulent use of e-mail; or

  .  interruptions or delays in e-mail service.

   Investigating and defending these claims may be expensive, even if they do not result in liability.

Risks relating to our markets

 If the Internet is not widely accepted as a medium for advertising and commerce, our business will suffer

   We expect to derive most of our revenue for the foreseeable future from Internet advertising, and to a lesser extent, from e-commerce. If the Internet is not accepted as a medium for advertising and commerce, our business will suffer. The Internet advertising and e-commerce markets are new and rapidly evolving, particularly in China. As a result, we cannot determine their effectiveness or long-term market acceptance as compared with traditional media and commerce.

   Many of our current or potential advertising and e-commerce customers have limited experience using the Internet for advertising or commerce purposes and historically have not devoted a significant portion of their advertising and sales budgets to Internet-based advertising and e-commerce. Customers that have invested substantial resources in other methods of conducting business may be reluctant to adopt a new strategy that may limit or compete with their existing efforts. In addition, companies may choose not to advertise or sell their products on our portal if they do not perceive our online advertising and e-commerce platform to be effective or our audience demographics to be desirable.

   The acceptance of the Internet as a medium for advertising depends on the development of a measurement standard. No standards have been widely accepted for the measurement of the effectiveness of Internet advertising. Industry-wide standards may not develop sufficiently to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general or through our portals or search engines. This would have a material adverse effect on our business, financial condition and results of operations.

 We face intense competition which could reduce our market share and adversely affect our financial performance

   The PRC Internet market is characterized by an increasing number of entrants because, among other reasons, the barriers to entry are relatively low. The market for Internet services and products, particularly Internet search and retrieval services and Internet advertising, is intensely competitive. In addition, the Internet industry is relatively new and constantly evolving and, as a result, our competitors may better position themselves to compete in this market as it matures.

   There are many companies that provide or may provide Web sites and online destinations targeted at Internet users in China. Some of our major competitors in China are major United States Internet companies, such as Yahoo! Inc., as well as domestic PRC Internet companies that are affiliated with large corporations such as American Online, Inc. and Softbank Corporation. These competitors may have certain advantages over us, including:

  .  substantially greater financial and technical resources;

  .  more extensive and well developed marketing and sales networks;

  .  greater global brand recognition among consumers; and

  .  larger customer bases.

   With these advantages, our competitors may be better able to:

  .  develop, market and sell their products and services;

  .  adapt more quickly to new and changing technologies; and

  .  more easily obtain new customers.

   We can provide no assurance that we will be able to compete successfully against our current or future competitors.

 Our growth within the Internet market in China depends on the establishment of an adequate telecommunications infrastructure

   The telecommunications infrastructure in China is not well developed. In addition, access to the Internet is accomplished primarily by means of the Internet backbones of separate national interconnecting networks that connect through several international gateways to the Internet outside of China. The Internet backbones and international gateways are all owned and operated by the Chinese government and are the only channels through which the domestic China Internet network can connect to the international Internet network. Although private sector Internet service providers exist in China, almost all access to the Internet is accomplished through ChinaNet, China's primary commercial network, which is owned and operated by the Chinese government. We rely on this backbone, China Telecom and the Beijing Telecom Administration to provide data communications capacity primarily through local telecommunications lines. As a result, we will continue to depend on the Chinese government and state-owned enterprises to establish and maintain a reliable Internet and telecommunications infrastructure to reach a broader base of Internet users in China. We cannot assure you that we will be able to lease additional bandwidth from the Beijing Telecom Administration on acceptable terms or on a timely basis or at all. In addition, we will have no means of getting access to alternative networks and services, on a timely basis or at all, in the event of any disruption or failure of the network. We cannot assure you that the Internet infrastructure in China will support the demands associated with continued growth. If the necessary infrastructure standards or protocols or complementary products, services or facilities are not developed by the Chinese government and state-owned enterprises, our business, financial condition and results of operations could be materially and adversely affected.

 High cost of Internet access may limit the growth of the Internet in China and impede our growth

   Access to the Internet in China remains relatively expensive, and may make it less likely for users to access and transact business over the Internet. Unfavorable rate developments could further decrease our visitor traffic and our ability to derive revenues from transactions over the Internet. This could have a material adverse effect on our business, financial condition and results of operations.

 The acceptance of the Internet as a commerce platform in China depends on the resolution of problems relating to fulfillment and electronic payment

   Our future growth of revenues depends in part on the anticipated expansion of e-commerce activities in China. As China currently does not have a reliable nationwide product distribution network, the fulfillment of goods purchased over the Internet will continue to be a factor constraining the growth of e-commerce. An additional barrier to the development of e-commerce in China is the lack of reliable payment systems. In particular, the use of credit cards or other viable means of electronic payment in sales transactions is not as well developed in China as in some other countries, such as the United States. Various government entities and businesses are working to resolve these fulfillment and payment problems, but these problems are expected to continue to hinder the acceptance and growth of the Internet as a commerce platform in China, which could in turn adversely affect our business, financial condition and results of operations.

Risks Related to the Internet and Our Technology Infrastructure

 Unexpected network interruptions caused by system failures may result in reduced visitor traffic, reduced revenue and harm to our reputation

   As the amount of Web pages and traffic increase, we cannot assure you that we will be able to increase the scale of our systems proportionately. We are also dependent upon Web browsers, Internet service providers, content providers and other Web site operators in China, which have experienced significant system failures and system outages in the past. Our users have in the past experienced difficulties due to system failures unrelated to our systems and services. Any system failure or inadequacy that causes interruptions in the availability of our services, or increases the response time of our services, as a result of increased traffic or otherwise, could reduce our user satisfaction, future traffic and our attractiveness to users and advertisers.

   In addition, we have limited backup systems and redundancy and we have experienced system failures and electrical outages from time to time in the past, which have disrupted our operations. All of our servers and routers are currently hosted in a single location within the premises of Beijing Telecom Administration pursuant to one-year server hosting agreements. We do not maintain any back-up servers outside Beijing. The BTA is the only provider of interconnection services to the ChinaNet backbone. We do not have a disaster recovery plan in the event of damage from fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins and similar events. If any of the foregoing occur, we may experience a complete system shut-down. We do not carry any business interruption insurance. To improve the performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our Web sites to mirror our online resources. Although we carry property insurance with low coverage limits, our coverage may not be adequate to compensate us for all losses, particularly with respect to loss of business and reputation, that may occur. To the extent we do not address the capacity restraints and redundancy described above, such constraints could have a material adverse effect on our business, financial condition and results of operations.

 Concerns about security of e-commerce transactions and confidentiality of information on the Internet may reduce the use of our portal and impede our growth

   A significant barrier to e-commerce and confidential communications over the Internet has been the need for security. Internet usage could decline if any well-publicized compromise of security occurred. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches. If unauthorized persons are able to penetrate our network security, they could misappropriate proprietary information or cause interruptions in our services. As a result, we may be required to expend capital and resources to protect against or to alleviate these problems. Security breaches could have a material adverse effect on our business, financial condition and results of operations.

 Our network operations may be vulnerable to hacking, viruses and other disruptions

   Internet usage could decline if any well publicized compromise of security occurs. "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may be required to expend capital and other resources to protect our Web site against hackers. We cannot assure you that any measures we may take will be effective. Security breaches could have a material adverse effect on our business. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability, as well as materially damage our reputation and decrease our user traffic.

   PRC laws regulating the use of encryption software may adversely affect the operation of our business

   Based on the Regulations for the Administration of Commercial Encryption promulgated at the end of 1999, foreign and domestic PRC companies operating in China must register details of the commercial encryption products they use. These regulations are new and we are uncertain as to their precise meaning and whether or how they will be applied to our business. Since these regulations do not specify the definition of the term "encryption products", it is not clear what type of software would be covered by these regulations. We may be required to apply for permits and register with the relevant PRC regulatory authorities in connection with the use of our existing software or any new software we may acquire in the future. In addition, we may be subject to potential liability for using software that is subsequently deemed to be illegal by the relevant PRC regulatory authorities. We cannot assure you that our business, financial condition and results of operations will not be materially and adversely affected by the application of these regulations.

Political, Economic and Regulatory Risks

 We may become subject to burdensome government regulations and legal uncertainties affecting the Internet that could adversely affect our business

   The legal and regulatory environment in China that pertains to the Internet is uncertain and may change. Uncertainty and new regulations could increase our costs of doing business and prevent us from delivering our products and services over the Internet. The growth of the Internet in the PRC may also be slowed significantly. This could delay the increase in demand for our portal and limit the growth of our revenues.

   In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. New and existing laws may address the following issues, among others:

  .  foreign investment;

  .  online content, advertising and e-commerce;

  .  sales and other taxes;

  .  user privacy;

  .  pricing controls;

  .  characteristics and quality of products and services;

  .  consumer protection;

  .  cross-border commerce;

  .  libel and defamation;

  .  copyright, trademark and patent infringement; and

  .  other claims based on the nature and content of Internet materials.

 Regulation and censorship of information distribution in China may adversely affect our business

   China has enacted regulations governing Internet access and the distribution of news and other information. Furthermore, the Propaganda Department of the Chinese Communist Party has been given the responsibility to censor news published in China to ensure, supervise and control proper political ideology. In addition, the Ministry of Information Industry has published implementing regulations that subject online information providers to potential liability for content included on their portals and the actions of subscribers and others using their systems, including liability for violation of Chinese laws prohibiting the distribution of content deemed to be socially destabilizing. Because many Chinese laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement may involve significant uncertainty. In addition, the Chinese legal system is a civil law system in which decided legal cases have limited binding force as legal precedents. As a result, in many cases it is difficult to determine the type of content that may result in liability for a Web site operator.

   Periodically, the Ministry of Public Security has stopped the distribution over the Internet of information which it believes to be socially destabilizing. The Ministry of Public Security has the authority to cause any local Internet service provider to block any Web site maintained outside China at its sole discretion. If the PRC government were to take any action to limit or eliminate the distribution of information through our portal or to limit or regulate any current or future applications available to users of our portal, such action could have a material adverse effect on our business, financial condition and results of operations.

   In addition, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all PRC government and Chinese Communist Party organizations, is authorized to block any Web site it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. Under the applicable regulations, we may be held liable for any content transmitted on our portal. Furthermore, where the transmitted content clearly violates the laws of the PRC, we will be required to delete it. Moreover, where the transmitted content is considered suspicious, we are required to report such content. We must also undergo computer security inspections, and if we fail to implement the relevant safeguards against security breaches, we may be shut down. We cannot assure you that our business, financial condition and results of operations will not be materially and adversely affected by the application of these regulations.

 Political and economic policies of the PRC government could affect our business

   All of our business, assets and operations are located in China and all of our revenues are derived from our operations in China. Accordingly, our business, financial condition and results of operations are affected to a significant degree by economic, political and legal developments in China. Changes in political, economic and social conditions in China, adjustments in PRC government policies or changes in laws and regulations could adversely affect our business, financial condition and results of operations.

   The economy of China differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in a number of respects, including:

  .  structure;

  .  level of government involvement;

  .  level of development;

  .  level of capital reinvestment;

  .  growth rate;

  .  control of foreign exchange; and

  .  methods of allocating resources.

   Since 1949, China has primarily been a planned economy subject to a system of macroeconomic management. Although the Chinese government still owns the majority of productive assets in China, economic reform policies since the late 1970s have emphasized decentralization, autonomous enterprises and the utilization of market mechanisms. Although we believe that economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on economic development in China, we cannot predict what effects these measures may have on our business or results of operations.

 The PRC legal system embodies uncertainties which could limit the legal protections available to us and you

   The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 20 years has significantly enhanced the protections afforded to various forms of foreign investment in mainland China. Our PRC operating subsidiary, Beijing Sohu, is a wholly- foreign owned enterprise, or WFOE, which is an enterprise incorporated in mainland China and wholly-owned by foreign investors. Beijing Sohu is subject to laws and regulations applicable to foreign investment in mainland China in general and laws and regulations applicable to WFOEs in particular. However, these laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

 Restrictions on currency exchange may limit our ability to utilize our revenues effectively

   Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the "current account", which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account", which includes foreign direct investment.

   Currently, Beijing Sohu may purchase foreign exchange for settlement of "current account transactions", including payment of dividends, without the approval of the State Administration for Foreign Exchange, or SAFE. Beijing Sohu may also retain foreign exchange in its current account (subject to a ceiling approved by the SAFE) to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future.

   Since a significant amount of our future revenues will be in the form of Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.

   Foreign exchange transactions under the capital account are still subject to limitations and require approvals from the SAFE. This could affect Beijing Sohu's ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

 We may suffer currency exchange losses if the Renminbi depreciates relative to the U.S. Dollar

   Our reporting currency is the U.S. Dollar. However, substantially all of our assets and revenues are denominated in Renminbi. Our assets and revenues as expressed in our U.S. Dollar financial statements will decline in value if the Renminbi depreciates relative to the U.S. Dollar. Any such depreciation could adversely affect the market price of our common stock. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into U.S. Dollars.

Risks Related to this Offering

 An active trading market for our shares may not develop and the trading price for our shares may fluctuate significantly

   Prior to this offering, there has been no public market for our shares. If an active public market for our shares does not develop after this offering, the market price and liquidity of our shares may be adversely affected. We have applied to list our common stock on The Nasdaq Stock Market's National Market. We can provide no assurances that a liquid public market for our shares will develop.

   The initial public offering price for our shares has been determined by negotiation between us and the underwriters based upon several factors and we can provide no assurance that the price at which the shares are traded after this offering will not decline below the initial offering price.

   In addition, The Nasdaq Stock Market's National Market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, particularly Internet companies. As a result, investors in our shares may experience a decrease in the value of their shares regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, have a material adverse effect on our business, financial condition and results of operations.

 The sale or availability for sale of substantial amounts of our common stock could adversely affect its market price

   Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our
common stock. There will be     shares of common stock outstanding immediately
after this offering, or     shares if the underwriters exercise their over-
allotment option in full. In addition, as of January 31, 2000, there were outstanding options and warrants to purchase 626,790 shares, including options and warrants to purchase 195,328 shares that are immediately exercisable. All of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The 10,886,872 shares of common stock outstanding prior to this offering (assuming the conversion of all outstanding convertible preferred stock into common stock and the exercise of all outstanding options and warrants to acquire common stock) are "restricted securities" as defined in Rule 144 and may not be sold in the absence of registration other than in accordance with Rule 144 or Rule 701 under the Securities Act or another exemption from registration.

   In connection with this offering, we, our executive officers and directors and all of our preferred shareholders have agreed not to sell any shares of common stock for 180 days after the date of this prospectus without the underwriters' consent. However, the underwriters may release these shares from these restrictions at any time. We cannot predict what effect, if any, market sales of shares held by our significant shareholders or any other shareholder or the availability of these shares for future sale will have on the market price of our common stock. See "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

   A number of our shareholders are parties to an agreement with us that provides these shareholders with the right to require us to register the sale of shares owned by them. These rights cover more than 50% of our issued and outstanding common stock prior to this offering (assuming the conversion of all outstanding shares of preferred stock into common stock and the exercise of all outstanding options and warrants to acquire common stock) and will also cover any additional shares obtained by these shareholders from time to time. Registration of these shares of our common stock would permit the sale of these shares without regard to the restrictions of Rule 144. Under the terms of this agreement, we do not have any obligation to register for sale with the Securities and Exchange Commission any shares of common stock held by these shareholders if, within the six month period preceding the date of the request for registration, we have already effected a registration under the Securities Act pursuant to a request by these shareholders or in which these shareholders had an opportunity to participate. For a further discussion of these registration rights, see "Description of Capital Stock -- Registration Rights."

 We are controlled by a small group of our existing shareholders, whose interests may differ from other shareholders

   Our three largest shareholders currently beneficially own approximately 67% of our outstanding shares (assuming the conversion of all outstanding shares of preferred stock into common stock and the exercise of all outstanding options and warrants to acquire common stock), and following this offering will
beneficially own approximately   % of the outstanding shares, or   % if the
underwriters exercise their over-allotment option in full. Accordingly, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other shareholders.

   Holders of approximately   % of the outstanding shares of our common stock
immediately following this offering (assuming the conversion of all outstanding shares of preferred stock into common stock and the exercise of all outstanding options and warrants to acquire common stock) are parties to an agreement under which they have agreed to vote together in favor of their nominees to our board of directors. As a result of their voting power, they will have the ability to cause their nominees to be elected. See "Certain Transactions" and "Principal Shareholders" for more information regarding the share ownership of our officers, directors and significant shareholders.

 Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will incur immediate and substantial dilution

   If you purchase common stock in this offering, you will pay more for your shares than the amount paid by existing shareholders for their shares. As a result, you will experience immediate and substantial dilution of approximately
$    per share (assuming the conversion of all outstanding convertible preferred stock into common stock and no exercise of outstanding options or warrants to acquire common stock), representing the difference between our pro forma net tangible book value per share as of December 31, 1999, after giving effect to this offering and the assumed initial public offering price per share
of $    per share. In addition,
you may experience further dilution to the extent that shares of our common stock are issued upon the exercise of stock options or warrants. Substantially all of the shares issuable upon the exercise of currently outstanding stock options or warrants will be issued at a purchase price less than the public offering price per share in this offering. See "Dilution" for a more complete description of how the value of your investment in our common stock will be diluted upon the completion of this offering.

   Anti-takeover provisions of Delaware's General Corporation Law and our certificate of incorporation could delay or deter a change in control

   Amendments we intend to make to our certificate of incorporation and our bylaws, as well as various provisions of the Delaware General Corporation Law, may make it more difficult to effect a change in control of our company. The existence of these provisions may adversely affect the price of our common stock, discourage third parties from making a bid for our company or reduce any premiums paid to our shareholders for their common stock. For example, we intend to amend our certificate of incorporation to authorize our board of directors to issue "blank check" preferred stock and to attach special rights and preferences to this preferred stock. The issuance of this preferred stock may make it more difficult for a third party to acquire control of us. We also intend to amend our certificate of incorporation to provide for the division of the board of directors into two classes as nearly equal in size as possible with staggered two-year terms. This classification of the board of directors could have the effect of making it more difficult for a third party to acquire our company, or of discouraging a third party from acquiring control of our company. See "Description of Capital Stock -- Preferred Stock," and "Description of Capital Stock -- Anti-Takeover Effects of Delaware Law and our Fifth Amended and Restated Certificate of Incorporation and Bylaws" for a more complete description of our capital stock, our certificate of incorporation and the effects of the Delaware General Corporation Law that could hinder a third party's attempts to acquire control of us.

                      ENFORCEABILITY OF CIVIL LIABILITIES

   We are a company organized under the laws of Delaware, but substantially all of our assets are located in the PRC. We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the securities laws of the United States or of any State of the United States, or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York. However, it may be difficult for investors to enforce outside the United States judgments against us obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any State of the United States. In addition, certain of our directors and officers and certain of the experts named herein are resident outside the United States (principally in the PRC) and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against them or us judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any State of the United States. We have been advised by our PRC counsel, TransAsia Lawyers, that in their opinion, there is doubt as to the enforceability in the PRC, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State of the United States.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this prospectus are forward-looking statements. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plan" or other similar words. These statements discuss future expectations, identify strategies, contain our projections of future results of operations or financial condition or state other "forward-looking" information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement.

   Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. We have no obligation to update publicly or revise any forward-looking statements. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections and elsewhere in this prospectus.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds from this offering of
approximately $   million, or approximately $   million if the underwriters'
over-allotment option is exercised in full, after deducting the estimated underwriting discount and offering expenses payable by us. These estimates are
based on an assumed initial public offering price of $   per share.

   We intend to use approximately $17.0 million of the net proceeds to fund capital expenditures, consisting primarily of additions to our networking and computer infrastructure. The remainder of the net proceeds will be used for general corporate purposes, including working capital, expansion of our sales and marketing activities and expansion of our work force. We may also use a portion of the net proceeds for possible acquisitions of or investments in businesses, products and technologies that are complementary to our business, although we do not currently have any agreements or understandings to make any acquisitions or investments.

   The foregoing represents our present intentions with respect to the allocation of the net proceeds of this offering based upon our present plans and business conditions. The occurrence of unforeseen events or changed business conditions could result in the application of the proceeds of this offering in a manner other than as described in this prospectus.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance our business and to fund growth and, therefore, do not expect to pay any cash dividends for the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our earnings, cash flow, financial condition and capital requirements and any other conditions our board of directors deems relevant. In addition, the payment of dividends may be limited by financial agreements that we may enter into in the future.

                                 CAPITALIZATION

   The following table sets forth our cash and cash equivalents and capitalization as of December 31, 1999 (1) on an actual basis, (2) on a pro forma basis to reflect (i) the sale on January 29, 2000 of 518,459 shares of Series D preferred stock for $38.576 per share and (ii) the sale on February 2, 2000 of 259,229 shares of Series D preferred stock for $38.576 per share and
(3) on a pro forma as adjusted basis to reflect:

  . the conversion of 1,125,000 shares of Series A preferred stock for 1,125,000 shares of common stock at a conversion price of $0.200 per share of common stock;

  . the conversion of 1,738,910 shares of Series B preferred stock for 2,898,183 shares of common stock at a conversion price of $0.621 per share of common stock;

  . the conversion of 338,295 shares of Series B-1 preferred stock for 338,295 shares of common stock at a conversion price of $1.035 per share of common stock;

  . the conversion of 1,479,507 shares of Series C preferred stock for 1,479,507 shares of common stock at a conversion price of $4.702 per share of common stock;

  . the conversion of 777,688 shares of Series D preferred stock for 777,688 shares of common stock at a conversion price of $38.576 per share of common stock; and

  .  the sale of     shares of common stock offered in this offering at an
     assumed initial public offering price of $    per share (the midpoint of
     the range of estimated initial public offering price set forth on the cover page of this prospectus), after the deduction of underwriting discounts and estimated expenses payable by us in this offering.

   In connection with this offering, all of our outstanding shares of preferred stock will mandatorily convert into shares of common stock if and when the aggregate proceeds from this offering are not less than $20,000,000 and with a price to the public of at least $38.576 per share.

   You should read this table together with "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.

                                                      As of December 31, 1999
                                                    ----------------------------
                                                                       Pro forma
                                                                          as
                                                    Actual   Pro forma adjusted
                                                    -------  --------- ---------
                                                          (in thousands)
Cash and cash equivalents.......................... $ 3,924   $33,924     $
                                                    =======   =======   ======
Long-term debt..................................... $   --    $   --    $  --
                                                    -------   -------   ------
Mandatorily redeemable preferred stock:
  Series B mandatorily redeemable convertible
   preferred stock, par value $0.001: 1,738,910
   shares authorized, 1,738,910 shares issued and
   outstanding, actual and pro forma (no shares
   issued and outstanding, pro forma as
   adjusted)(1).................................... $ 2,370   $ 2,370   $  --
  Series B-1 mandatorily redeemable convertible
   preferred stock, par value $0.001: 338,295
   shares authorized, 338,295 shares issued and
   outstanding, actual and pro forma (no shares
   issued and outstanding, pro forma as
   adjusted)(1)....................................     461       461      --
  Series C mandatorily redeemable convertible
   preferred stock, par value $0.001: 1,479,507
   shares authorized, 1,479,507 shares issued and
   outstanding, actual and pro forma (no shares
   issued and outstanding, pro forma as
   adjusted)(2)....................................   7,376     7,376      --
  Series D mandatorily redeemable convertible
   preferred stock, par value $0.001: no shares
   authorized, no shares issued and outstanding,
   actual (777,688 shares authorized, 777,688
   shares outstanding, pro forma, no shares issued
   and outstanding, pro forma as adjusted).........     --     30,000
                                                    -------   -------   ------
    Total mandatorily redeemable preferred stock... $10,207   $40,207   $  --
                                                    -------   -------   ------
Shareholders' equity (deficit):
  Series A convertible preferred stock, par value
   $0.001: 1,125,000 shares authorized, 1,125,000
   shares issued and outstanding, actual and pro
   forma (no shares issued and outstanding, pro
   forma as adjusted).............................. $     1   $     1   $   --
  Common stock, par value $0.001: 11,500,000 shares
   authorized, 3,621,410 shares issued and
   outstanding, actual and pro forma (    shares
   issued and outstanding, pro forma as
   adjusted)(3)....................................       4         4
Additional paid-in capital.........................     389       389
Deferred compensation and other....................     (22)      (22)     (22)
Accumulated deficit................................  (5,414)   (5,414)  (5,414)
                                                    -------   -------   ------
  Total shareholders' equity (deficit).............  (5,042)   (5,042)
                                                    -------   -------   ------
   Total capitalization............................ $ 5,165   $35,165   $
                                                    =======   =======   ======

---------------------
(1) Recorded at its issuance costs plus accretion. Series B and B-1 preferred stock is being accreted to its estimated redemption value through deductions from retained earnings; such deductions totaled $244 and $467 for the years ended December 31, 1998 and 1999, respectively.
(2) Recorded at its issuance costs plus accretion. Series C preferred stock is being accreted to its estimated redemption value through deductions from retained earnings; such deductions totaled $450 for the year ended December 31, 1999.
(3) Excludes, as of the completion of this offering, 457,043 shares reserved for issuance pursuant to options we may issue in the future pursuant to our stock option plans, 527,647 shares subject to outstanding options and 99,143 shares subject to outstanding warrants.

                                    DILUTION

   As of December 31, 1999, our pro forma net tangible book value was $35,165,000, or $3.43 per share. Pro forma net tangible book value per share represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities, divided by the total number of shares of our common stock outstanding on that date, as adjusted to give pro forma effect as of that date to (1) the sale on January 29, 2000 of 518,459 shares of Series D preferred stock for $38.576 per share, (2) the sale on February 2, 2000 of 259,229 shares of Series D preferred stock for $38.576 per share and (3) the conversion of all our outstanding preferred stock into common
stock. See "Capitalization". Assuming we had sold the     shares of common
stock offered in this offering at an initial public offering price of $    per
share, after giving effect to the sale of the shares offered in this offering and after deducting underwriting discounts and commissions and other estimated expenses of this offering, our pro forma net tangible book value at December
31, 1999 would have increased to $   , or $    per share. This represents an
immediate increase of $    in net tangible book value per share to existing
shareholders and an immediate dilution of $    in net tangible book value per
share to new investors purchasing the shares at the initial public offering price. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the amount of cash paid by a new investor for one share. The following table illustrates such per share dilution. The assumed initial public offering price per share set forth below is based on the
mid-point of the estimated price range per share of $    set forth on the cover
page of this prospectus.

Assumed initial public offering price per share.....................       $
  Pro forma net tangible book value per share at December 31, 1999.. $3.43
  Increase in pro forma net tangible book value per share
   attributable to new investors....................................  $
                                                                           ----
Pro forma net tangible book value per share after giving effect to
 this offering......................................................       $
Dilution in pro forma net tangible book value per share to new
 investors..........................................................       $
                                                                           ====

   The following table summarizes the number of shares purchased from us as of January 31, 2000, the total consideration paid to us and the average price per share paid by existing investors and by new investors purchasing shares in this
offering at an assumed initial public offering price of $    per share and
without giving effect to underwriting discounts and commissions and other estimated expenses of this offering:

                             Shares Purchased   Total Consideration
                            ------------------  -------------------  Average Price
                              Number   Percent    Amount    Percent    Per Share
                            ---------- -------  ----------- -------  -------------
Existing investors......... 10,240,083       %  $39,350,000       %      $3.84
New investors..............
                            ---------- ------   ----------- ------
  Total....................            100.00%  $           100.00%      $
                            ========== ======   =========== ======

   The foregoing discussion and table assumes no exercise of any outstanding stock options or warrants. As of January 31, 2000, there were stock options and warrants outstanding to purchase an aggregate of 626,790 shares of our common stock at a weighted average exercise price of $7.73 per share. If all these options and warrants had been exercised on December 31, 1999, before giving effect to this offering, our pro forma net tangible book value would have been approximately $40,011,495, or $3.68 per share. After giving effect to this offering, our pro forma net tangible book value on December 31, 1999 would have
been approximately $   , or $    per share, the increase in net tangible book
value attributable to new investors would have been $    per share and the
dilution in net tangible book value to new investors would have been $    per
share. In addition, the dilution will be $    per share if the underwriters
fully exercise their over-allotment options.

                           EXCHANGE RATE INFORMATION

China

   The following table sets forth information concerning the noon buying rates in New York City for cable transfers in Renminbi and U.S. Dollars, as certified for customs purposes by the Federal Reserve Bank in New York, for the periods indicated:

                                                      Noon Buying Rate
                                             -----------------------------------
                   Period                    Period End Average(1)  High   Low
                   ------                    ---------- ---------- ------ ------
                                                       (RMB per $1.00)
1994........................................   8.6442     8.6306   8.8270 8.4545
1995........................................   8.3374     8.3713   8.5000 8.2916
1996........................................   8.3284     8.3394   8.5000 8.3002
1997........................................   8.3100     8.3194   8.3290 8.2911
1998........................................   8.2789     8.3009   8.3180 8.2774
1999........................................   8.2795     8.2784   8.2800 8.2770
2000 (through January 31)...................   8.2777     8.2792   8.2799 8.2777

---------------------
(1) Determined by averaging the rates on the last business day of each month during the respective period.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data have been derived from our consolidated financial statements for the period from August 2, 1996 (inception) to December 31, 1996, and for the three-year period ended December 31, 1999 which have been audited by PricewaterhouseCoopers, independent accountants, except for the pro forma balance sheet information as of December 31, 1999, which is unaudited. Those financial statements and the report of PricewaterhouseCoopers on the audited financial statements are included in this prospectus, and the information for those periods are qualified by reference to their report. Basic and diluted pro forma net loss per share in 1999 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the mandatory conversion of the Series A, B, B-1, C preferred stock into common stock upon the consummation of this offering.

   The following selected consolidated financial data should be read together with, and are qualified by reference to, "Management's Discussion of Financial Condition and Results of Operations" and our audited consolidated financial statements included in this prospectus. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles.

                           Period from
                          August 2, 1996
                          (inception) to     Year ended December 31,
                           December 31,  ----------------------------------
                               1996         1997        1998        1999
                          -------------- ----------  ----------  ----------
                          (in thousands, except for per share and share data)
Statement of Operations
 Data:
Revenues................    $      --    $       78  $      472  $    1,617
Costs and expenses:
 Cost of revenues(1)....           --            19         215       1,576
 Product
  development(1)........           --            50         208         427
 Sales and
  marketing(1)..........           --            94         351       1,758
 General and
  administrative(1).....            18           75         308       1,270
 Stock-based
  compensation..........            12          --          --           46
                            ----------   ----------  ----------  ----------
    Total costs and
     expenses...........            30          238       1,082       5,077
                            ----------   ----------  ----------  ----------
 Operating loss.........           (30)        (160)       (610)     (3,460)
 Interest income........             1          --           23          25
 Interest expense --
  related party.........           --           --          (28)        (14)
                            ----------   ----------  ----------  ----------
Net loss................           (29)        (160)       (615)     (3,449)
Accretion on mandatorily
 redeemable convertible
 preferred stock........           --           --         (244)       (917)
                            ----------   ----------  ----------  ----------
Net loss attributable to
 common stockholders....    $      (29)  $     (160) $     (859) $   (4,366)
                            ==========   ==========  ==========  ==========
Basic and diluted net
 loss per share
 attributable to common
 stockholders...........    $    (0.01)  $    (0.05) $    (0.24) $    (1.22)
Shares used in computing
 basic and diluted net
 loss per share.........     3,500,000    3,500,000   3,564,000   3,588,000
Basic and diluted pro
 forma net loss per
 share..................                                         $    (0.41)
Shares used in computing
 basic and diluted pro
 forma net loss per
 share..................                                          8,314,000

---------------------
(1) Excluding stock-based compensation. See note 14 to our consolidated financial statements.

   The pro forma balance sheet data as of December 31, 1999 give effect to the sale of 518,459 shares of Series D preferred stock for $38.576 per share on January 29, 2000 and the sale of 259,229 shares of Series D preferred stock for $38.576 per share on February 2, 2000. The pro forma as adjusted balance sheet data as of December 31, 1999 give effect to:

  . the conversion of all outstanding Series A, B, B-1, C and D preferred stock into common stock upon the consummation of this offering; and

  .  the sale of     shares of common stock offered at an assumed initial
     public offering price of $    per share after deducting estimated
     underwriting discounts and commissions, and estimated offering expenses.

                                             As of December 31,
                                ----------------------------------------------
                                                                       1999
                                                                     Pro forma
                                                   1999      1999       as
                                1996 1997  1998   Actual   Pro forma adjusted
                                ---- ---- ------  -------  --------- ---------
                                               (in thousands)
Balance Sheet Data:
Cash and cash equivalents...... $87  $111 $1,232  $ 3,924   $33,924    $
Working capital................ 194    22  1,303    2,577    32,577
Total assets................... 217   179  1,778    7,076    37,076
Total liabilities..............  18   115    204    1,911     1,911    1,911
Mandatorily redeemable
 convertible preferred stock...  --    --  2,362   10,207    40,207       --
Total shareholders' equity
 (deficit)..................... 199    64   (788)  (5,042)   (5,042)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with our consolidated financial statements and notes to those statements and other financial information appearing elsewhere in this prospectus. This prospectus contains forward-looking statements relating to future events and our future financial performance. Actual results could be significantly different from those discussed in this prospectus. Factors that could cause or contribute to such differences include those summarized in "Risk Factors", as well as those discussed below and in other sections of this prospectus.

Overview

   Sohu is a leading Internet portal in China. We were incorporated in August 1996 as Internet Technologies China Incorporated, and for the period from our inception through December 1996, we focused our activities on the development of our Web site while incurring minimal operating expenses. We launched our original Web site, itc.com.cn, in January 1997. During 1997, we developed the Sohu online directory and search engine and related technology infrastructure, and also focused on recruiting personnel, raising capital and aggregating content to attract and retain users. In February 1998, we re-launched our Web site under sohu.com.cn, and during 1998, we also:

  .  launched our online directory and search engine;

  .  began offering content channels, including news and sports;

  .  improved and upgraded our services;

  .  expanded our production staff; and

  .  increased our marketing activities in order to build the Sohu brand.

   In 1999, we re-named our company Sohu.com Inc., and continued the development of our Web site, as well as our business, sales and marketing activities. In particular, we:

  .  experienced substantial growth in registered users and page views;

  . upgraded our search engine capabilities and launched our e-mail services;

  .  significantly increased our production, marketing and sales staff;

  . expanded our branded content channels, featuring news, sports, business and finance and other topics of interest to Internet users in China; and

  .  began providing e-commerce services on a trial basis.

   Substantially all of our operations are conducted through Sohu ITC Information Technology (Beijing) Co., Ltd., or Beijing Sohu, our wholly owned PRC subsidiary, which was incorporated in 1997.

Revenues

   We have derived substantially all of our revenues from the sale of advertisements on our portal. Advertising revenues are derived principally from:

  . advertising arrangements under which we receive fixed fees for banners placed on our Web sites for specified periods of time and with a guaranteed number of impressions;

  . sponsorship arrangements which allow advertisers to sponsor an area on our Web site in exchange for a fixed payment; such arrangements may also guarantee a number of impressions over a specified period of time; and

  . design, coordination and production of advertising campaigns to be placed on our portal.

   Rates for banner advertising depend on:

  .  term of the contract;

  .  whether the impressions are for general audiences or targeted audiences;

  .  where the banner advertisements are placed within our portal; and

  .  the number of guaranteed impressions or other performance obligations.

   Sponsorship arrangements generally have higher advertising rates than banner advertising, and may have longer terms and certain performance obligations. This is because sponsorship arrangements typically provide advertisers with the right to specify the content to be included, and may also provide the exclusive right to advertise in a specific, designated location on our Web site for a specified period of time.

   Advertising revenues are recognized ratably in the period in which the advertisement is displayed, provided that no significant obligations remain at the end of the period and collection of the resulting receivable is probable. To the extent minimum guaranteed impression levels or other performance obligations are not met, we defer recognition of the corresponding revenues until guaranteed levels are achieved or the remaining performance obligations are met. Under some of our content arrangements, we have agreed to pay to the content provider a portion of the advertising revenues derived from advertisements placed on channels which include the related content. Amounts due to content providers under these arrangements are included in cost of revenues. To date, we have not recorded any revenues from barter transactions.

   To date, we have not recorded any e-commerce revenues.

Costs and Expenses

   Our cost of revenues is made up of Internet access and bandwidth leasing charges, royalty payments to content providers, Web site maintenance costs, amortization of purchased technology, depreciation of computer equipment and other production costs.

   Product development expenses include compensation and related expenses for personnel engaged in the enhancement of our Web site and online directory, amortization of software licenses and other third party technology expenses and compensation and related costs of employees in the business development department. Costs incurred in the enhancement of our Web sites and the classification and organization of listings within Internet properties and enhancements to existing products are charged to product development expense as incurred. Material software development costs, including direct costs related to the development of our Web sites that increase functionality or add new applications are capitalized as other assets once technological feasibility has been established. Website development costs are amortized over three years.

   Sales and marketing expenses primarily consist of advertising and promotion on television, online and in print; promotional materials and sponsorship of special events; and compensation, benefits and sales commissions to our direct sales force. Our sales and marketing costs are expected to increase in the future as we enhance our selling and marketing efforts. In particular, the largest component of our sales and marketing expenses is marketing costs for new user acquisition, which is closely tied to our user growth.

   General and administrative expenses primarily consist of compensation and benefits for general management, finance and administrative personnel costs, professional fees, depreciation of office equipment and other office expenses. We intend to expand our Guangzhou and Shanghai offices to cover not only sales and marketing, but also content aggregation and development. This may result in our hiring of additional staff and purchasing of additional office equipment and computer and networking equipment, all of which will increase our general and administrative expenses.

   In 1999, we recorded deferred stock-based compensation of approximately $67,000. In general, deferred stock based compensation is recognized based on the difference, if any, between the estimated fair value of our common stock and the amount an employee must pay to acquire the stock, as determined on the date the option is granted. The difference is initially recorded as a reduction of shareholders' equity and then amortized and charged to expense on an accelerated basis over the vesting period of the applicable options, which is typically four years or less. Of the total stock-based compensation amount, $46,000 was amortized and charged to expense in 1999.

   In January 2000, we granted options for the purchase of 132,000 shares of common stock to certain of our employees and a director at an exercise price of $15.00. In connection with these option grants, we expect to record deferred stock compensation of approximately $1.3 million which will be amortized and charged to expense on an accelerated basis over the vesting period of the applicable options. The options granted generally vest over periods ranging from one to four years beginning with the first quarter subsequent to the date of grant of the options.

   Based on options issued and outstanding as of January 31, 2000, we currently expect to amortize and charge to expense the following amounts of stock-based compensation:

  .  2000 - $690,000;

  .  2001 - $359,000;

  .  2002 - $172,000;

  .  2003 - $ 74,000; and

  .  2004 - $  5,000.

   At December 31, 1999, we had incurred approximately $780,000 of transaction expenses relating to this offering, which are being deferred and included as other assets. Upon the consummation of this offering, these costs will be offset against the proceeds of this offering in additional paid-in-capital.

Accretion of Mandatorily Redeemable Convertible Preferred Stock

   After March 5, 2003, holders of our Series B and B-1 preferred stock may request that our company redeem all of their shares at a price of $2.069 per share plus any declared but unpaid dividends. After September 9, 2004, holders of our Series C preferred stock may request that our company redeem all of their shares at a price of $9.404 per share plus any declared but unpaid dividends. Accordingly, the Series B, B-1 and C preferred stock are being accreted to their estimated redemption value through deductions from retained earnings. After January 25, 2005, holders of our Series D preferred stock may request that our company redeem all of their shares at a price of $77.152 per share plus any declared but unpaid dividends. Accordingly, the Series D preferred stock will be accreted to its estimated redemption value through deductions from retained earnings. For 1999, deductions with respect to the Series B and B-1 preferred stock totaled $467,000, while deductions with respect to the Series C preferred stock totaled $450,000.

   Since all of the outstanding shares of preferred stock will be mandatorily converted into shares of common stock upon the consummation of this offering, we do not expect to incur additional accretion of mandatorily redeemable convertible preferred stock after the consummation of this offering.

Limited Operating History

   We have incurred significant net losses and negative cash flows from operations since our inception. At December 31, 1999, we had an accumulated deficit of $5.4 million. These losses have been funded primarily through the issuance of preferred stock. We have not achieved profitability, and expect to continue to incur net losses in 2000 and subsequent fiscal periods. We intend to invest heavily in marketing and brand development, content enhancements and technology and infrastructure development, which would result in substantial net losses and negative cash flows for the foreseeable future. Moreover, the amount of these losses is expected to increase from current levels. Even if we do achieve profitability, we may be unable to sustain or increase profitability in the future.

   We have a limited operating history for you to use as a basis for evaluating our business. You must consider the risks and difficulties frequently encountered by early stage companies like us in new and rapidly evolving markets, including the Internet advertising market in the PRC.

Dependence on a Limited Number of Advertisers

   In 1999, two of our advertisers, Intel Corporation, one of our shareholders, and Nokia Corporation, each accounted for more than 10% of our revenues, and our five largest advertisers accounted for approximately 34% of our revenues and 43% of our accounts receivable. In 1998, two advertisers each accounted for greater than 10% of our revenues, and our five largest advertisers accounted for 71% of our revenues and 93% of our accounts receivable. In 1997, two advertisers each accounted for greater than 10% of our revenues, and our five largest advertisers accounted for 65% of our revenues and 91% of our accounts receivable. During January 2000, we entered into multi-year advertising agreements with an affiliate of Pacific Century Cyberworks Limited, an affiliate of Legend Holdings Limited and Hikari Tsushin, Inc. We expect to derive a significant portion of our revenues over the next three years from these agreements. The loss of any of these agreements or any of our significant advertisers, or a decrease in the volume of advertising by any of the advertisers, would have a material adverse effect on our business, financial condition and results of operations. See "Risk Factors-- The loss of one of our top advertisers would reduce our advertising revenues and materially and adversely affect our business".

Results of Operations

 Comparison of the Years 1999 and 1998

 Revenues

   Our revenues increased to $1,617,000 in 1999 compared to $472,000 in 1998. This was primarily due to an increase in the number of advertising contracts and in the average dollar amount of the contracts. We did not record any e-commerce revenues during these periods.

 Costs and Expenses

   Cost of Revenues. Our cost of revenues increased to $1,576,000 in 1999 compared to $215,000 in 1998. This was principally a result of a significant increase in the number of personnel and related personnel costs, as well as Internet access and bandwidth leasing charges due to our leasing of additional bandwidth from the Beijing Telecom Administration, and an increase in hardware and software amortization costs and royalty payments to content providers. Most of these costs are fixed costs.

   Product Development Expenses. Our product development expenses increased to $427,000 in 1999 compared to $208,000 in 1998. This increase was largely a result of an increase in the number of personnel and related personnel costs, as well as the costs incurred during the preliminary project stage of new product development projects, such as the development of our branded content channels and the upgrading of our Chinese key word search software and e-mail service. In addition, we established a business development department in 1999.

   Sales and Marketing Expenses. Our sales and marketing expenses increased significantly to $1,758,000 in 1999 compared to $351,000 in 1998. This increase was primarily due to the launch of our new advertising campaign, including print, radio and billboard advertising, as well as an increase in our sales and marketing staff to 30 persons in 1999 from 15 persons in 1998. Included in sales and marketing expenses are advertising costs of $597,000 in 1999. Prior to 1999, we did not incur any advertising costs.

   General and Administrative Expenses. Our general and administrative expenses increased to $1,270,000 in 1999 compared to $308,000 in 1998. This increase was mainly caused by the hiring of additional administrative personnel, increased professional service fees and costs associated with the opening of our Guangzhou office. In addition, we recognized $60,000 in expenses associated with services provided by affiliates of one of our shareholders in 1999.

   Stock-Based Compensation Expenses. Our stock-based compensation expenses were $46,000 in 1999. This amount represents the amortization during this period of our deferred stock-based compensation relating to stock options granted in 1999. We did not incur stock-based compensation expenses in 1998.

 Operating Loss

   As a result of the foregoing, we had an operating loss of $3,460,000 in 1999 compared to $610,000 in 1998.

 Interest Income

   Interest income increased to $25,000 in 1999 compared to $23,000 in 1998. This increase was primarily due to increased cash balances held at bank accounts or invested in short-term instruments or certificates of deposit.

 Net Loss, Accretion on Mandatorily Redeemable Convertible Preferred Stock, Income Tax and Net Loss Attributable to Common Stockholders

   As a result of the foregoing, our net loss increased to $3,449,000 in 1999 compared to $615,000 in 1998. Accretion on mandatorily redeemable convertible preferred stock was $917,000 in 1999 compared to $244,000 in 1998. As we have incurred losses since inception, no provision for income taxes has been made. Net loss attributable to common stockholders was $4,366,000 in 1999 compared to $859,000 in 1998.

 Comparison of the Years 1998 and 1997

 Revenues

   Our revenues increased to $472,000 in 1998 compared to $78,000 in 1997. This increase was primarily due to an increase in the number of advertising contracts and in the average size of the contracts, including a sponsorship arrangement with Intel for a fixed fee of $150,000.

 Costs and Expenses

   Cost of Revenues. Our cost of revenues increased to $215,000 in 1998 compared to $19,000 in 1997. This increase was primarily due to the launching of our online directory and search engine and improvements to our infrastructure, which resulted in significantly higher expenditures related to Internet access and bandwidth leasing, content licensing fees, personnel and other production costs.

   Product Development Expenses. Our product development expenses increased to $208,000 in 1998 compared to $50,000 in 1997. This increase was largely due to personnel costs related to the increase of our product development team from six persons in 1997 to 23 persons in 1998. During 1998, we also launched our online directory and search engine and continued to make enhancements to our Web site.

   Sales and Marketing Expenses. Our sales and marketing expenses increased to $351,000 in 1998 compared to $94,000 in 1997. This increase was primarily due to an increase in our sales and marketing staff.

   General and Administrative Expenses. Our general and administrative expenses increased to $308,000 in 1998 compared to $75,000 in 1997. This increase was mainly a result of the hiring of additional personnel, increased professional service fees and costs associated with the opening of our Shanghai office.

   Stock-Based Compensation Expenses. We did not have any stock-based compensation expenses in 1998 and 1997.

 Operating Loss

   As a result of the foregoing, we had an operating loss of $610,000 in 1998 compared to $160,000 in 1997.

 Interest Income

   We had interest income of $23,000 in 1998, mainly as a result of cash balances held in interest bearing accounts or invested in short-term instruments or certificates of deposit. We did not have any interest income in 1997, as all of our cash balances were held in non-interest bearing accounts.

 Net Loss, Accretion on Mandatorily Redeemable Convertible Preferred Stock, Income Tax and Net Loss Attributable to Common Stockholders.

   As a result of the foregoing, our net loss increased to $615,000 in 1998 compared to $160,000 in 1997. Accretion on mandatorily redeemable convertible preferred stock was $244,000 in 1998. No mandatorily redeemable convertible preferred stock was issued in 1997. As we have incurred losses since inception, no provision for income taxes has been made. Net loss attributable to common stockholders was $859,000 in 1998 compared to $160,000 in 1997.

 Quarterly Results of Operations

   The following table sets forth, for the periods presented, our unaudited quarterly results of operations for the eight fiscal quarters ended December 31, 1999. The data have been derived from our unaudited consolidated financial statements, and in our management's opinion, they have been prepared on substantially the same basis as the annual financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial results for the periods presented. This information should be read in conjunction with the annual financial statements included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                      Three months ended
                          ---------------------------------------------------------------------------
                          March 31, June 30, September December March 31, June 30, September December
                            1998      1998   30, 1998  31, 1998   1999      1999   30, 1999  31, 1999
                          --------- -------- --------- -------- --------- -------- --------- --------
                                                        (in thousands)
                                                          (unaudited)
Revenues................    $  26    $  75     $  62    $ 309     $ 233    $ 434    $   401  $   549
Costs and expenses:
 Cost of revenues(1)....       20       25        41      129       172      272        494      638
 Product
  development(1)........       29       39        58       82        55       84        116      172
 Sales and
  marketing(1)..........       36       45        85      185       126      163        465    1,004
 General and
  administrative(1).....       39       48        96      125       163      250        377      480
 Stock-based
  compensation..........      --       --        --       --        --        36          6        4
                            -----    -----     -----    -----     -----    -----    -------  -------
   Total costs and
    expenses............      124      157       280      521       516      805      1,458    2,298
                            -----    -----     -----    -----     -----    -----    -------  -------
Operating loss..........      (98)     (82)     (218)    (212)     (283)    (371)    (1,057)  (1,749)
Interest income.........      --         2         6       15         7        5          6        7
Interest expense --
 related party..........      (25)      (3)      --       --        --       --         (14)     --
                            -----    -----     -----    -----     -----    -----    -------  -------
Net loss................     (123)     (83)     (212)    (197)     (276)    (366)    (1,065)  (1,742)
Accretion on mandatorily
 redeemable preferred
 stock..................      (11)     (32)      (87)    (114)     (114)    (114)      (118)    (571)
                            -----    -----     -----    -----     -----    -----    -------  -------
Net loss attributable to
 common stockholders....    $(134)   $(115)    $(299)   $(311)    $(390)   $(480)   $(1,183) $(2,313)
                            =====    =====     =====    =====     =====    =====    =======  =======

--------------------
(1) Excluding stock-based compensation. See note 14 to our consolidated financial statements.

Liquidity and Capital Resources

   To date, we have primarily financed our operations through the sale of our preferred stock and the one-time extension of an interim loan from one of our shareholders, which was converted into shares of our Series C preferred stock as part of our Series C preferred stock financing in October of 1999. As of December 31, 1999, we had approximately $3,924,000 in cash and cash equivalents.

   Net cash used in operating activities was $1,720,000 in 1999 compared to $678,000 for the same period in 1998. To date, we have experienced significant negative cash flows from operating activities. Significant uses of cash in operations, including costs associated with increases in personnel and increased sales and marketing initiatives, contributed to our negative cash flow position.

   Net cash used in investing activities was $2,521,000 in 1999 compared to $227,000 for the same period in 1998. Net cash used in investing activities during this period primarily resulted from deferred offering costs and the purchase of fixed assets and computer software from third party vendors.

   Net cash provided by financing activities was $6,933,000 in 1999 compared to $2,026,000 for the same period in 1998. Net cash provided by financing activities during 1999 primarily consisted of the interim loan of $1.5 million from one of our shareholders and the issuance of our Series C preferred stock for $5.4 million.

   Net cash used in operating activities was $678,000 in 1998 compared to $46,000 in 1997. Significant uses of cash in operations that contributed to our negative cash flow position in 1998 include costs associated with our marketing initiatives, technology development and increased staffing in our content aggregation and business operations.

   Net cash used in investing activities was $227,000 in 1998 compared to $30,000 in 1997. Net cash used in investing activities during these periods related to the purchase of fixed assets.

   Net cash provided by financing activities was $2,026,000 in 1998 compared to $100,000 in 1997. The 1997 amounts represented loans and investments from the founders. In 1998, net cash provided by financing activities primarily consisted of proceeds from the sale of Series B preferred stock.

   Our principal commitments consist of obligations outstanding under lease contracts for our office space in Beijing. We made capital expenditures of approximately $0.9 million in 1999, and expect to make capital expenditures totaling approximately $4.0 million for 2000 and $13.0 million for 2001. The capital expenditures in 1999 principally consisted of purchases of, or investments in, our network infrastructure. We expect our capital expenditures in 2000 and 2001 to primarily consist of purchases of additional servers, computer software and workstations. In addition, we expect that our capital expenditures will increase significantly in the future as we make technological improvements to our network infrastructure and enter into strategic joint ventures or acquisitions. We also intend to upgrade our financial and accounting systems and infrastructure. In addition to capital expenditures, we have substantial future cash needs for our planned substantial future increases in expenses, including sales, marketing, promotional and work force expenses and bandwidth leasing charges.

   We believe that our current cash and cash equivalents, cash flow from operations, proceeds of approximately $30.0 million from the sale of 777,688 shares of Series D preferred stock in January and February 2000 and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including for working capital and capital expenditures, for at least the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Holding Company Structure

   We are a holding company with no operating assets other than the shares of Beijing Sohu, our wholly-owned subsidiary in the PRC that owns and conducts our entire Internet business. As a result, we rely on dividends and other distributions paid by Beijing Sohu, including the funds necessary to service any debt we may incur. If Beijing Sohu incurs debt on its own behalf in the future, the instruments governing the debt may restrict Beijing Sohu's ability to pay dividends or make other distributions to us. In addition, PRC legal restrictions permit payment of dividends to us by Beijing Sohu only out of Beijing Sohu's net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law Beijing Sohu is also required to set aside a portion of its net income, if any, each year to fund certain reserve funds. These reserves are not distributable as cash dividends. See note 5 to our consolidated financial statements included in this prospectus.

Taxation

   Sohu is subject to income taxes in the United States while our PRC operating subsidiary, Beijing Sohu, is subject to income tax in the PRC.

   Beijing Sohu is subject to the Income Tax Law of the People's Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and various local tax laws. Under these tax laws, Beijing Sohu is subject to income tax at a statutory rate of 33% (30% state income taxes plus 3% local income taxes) on PRC taxable income. Although Beijing Sohu's income is generally not taxable in the United States, dividends distributed from Beijing Sohu to our company are subject to income tax in the United States. Under the applicable PRC tax laws, these dividends are exempt from withholding tax in China. Subject to certain limitations, the income taxes paid by Beijing Sohu on its earnings are creditable against Sohu's tax liabilities in the United States.

   Sohu and Beijing Sohu have not paid any income taxes because we have incurred losses since inception. As of December 31, 1999, we had a net operating loss for U.S. federal income tax purposes of $689,000 and a net operating loss for PRC income tax purposes of $2,915,000 available to offset future U.S. federal and PRC income tax liabilities, respectively. The net operating loss for U.S. federal income tax purposes will expire from 2012 to 2020, while the net operating loss for PRC income tax purposes will expire from 2002 to 2004. We have provided a full valuation allowance against deferred tax assets relating to these net operating losses due to the uncertainty surrounding their realization.

China contribution plan and profit appropriation

   Beijing Sohu participates in a government-mandated, multi-employer defined contribution plan, through which employees receive retirement, medical and other welfare benefits. PRC labor regulations stipulate that Beijing Sohu must pay a monthly contribution to the local labor bureau. The monthly contribution rate is based on the monthly basic compensation amount of qualified employees. Beijing Sohu has no further commitments beyond its monthly contribution, and the relevant local labor bureau is responsible for meeting all retirement benefit obligations.

   Under applicable PRC laws, Beijing Sohu is required to make appropriations from after-tax profit to non-distributable reserve funds which are determined by its board of directors. These reserve funds must include a general reserve, an enterprise expansion fund and a staff bonus and welfare fund. Ten percent of after-tax profit (as determined under PRC GAAP) must be put in the general reserve fund per annum, while the other fund appropriations are at Sohu's discretion. Since Beijing Sohu is in a loss position, no appropriations have been made.

Foreign Currency Exchange Losses

   While our reporting currency is the U.S. dollar, to date virtually all of our revenues and costs are denominated in Renminbi and a significant portion of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. Dollars and Renminbi. If the Renminbi depreciates against the U.S. Dollar, the value of our Renminbi revenues and assets as expressed in our U.S. Dollar financial statements will decline. We do not hold any derivative or other financial instruments that expose us to substantial market risk. See "Risk Factors -- We may suffer currency exchange losses if the Renminbi depreciates relative to the U.S. Dollar". See note 3 to our consolidated financial statements included in this prospectus.

   The Renminbi is currently freely convertible under the "current account", which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account", which includes foreign direct investment. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations which may have a negative impact on our financial condition and results of operations.

Year 2000 Compliance

   Many existing computer systems worldwide are programmed to process dates using only two digits for the year of the date (e.g., "99" for 1999) rather than four digits. Computer systems which process year 2000 transactions (and beyond) with the year "00" may encounter significant processing inaccuracies and potentially even system failure. We and third parties with whom we do business rely on numerous computer programs for our day-to-day operations and may be adversely affected by the year 2000 situation. Although some year 2000 problems may become evident on January 1, 2000, the year 2000 problem may continue to be a risk after January 1, 2000.

   At the date of this prospectus, our systems have not experienced any material year 2000 problems. We presently believe that the year 2000 problem will not pose significant operational problems for our business and operations on a going forward basis. We cannot assure you that the year 2000 problem will not pose significant operational problems or have a material adverse effect on our business, financial condition and results of operations in the future. We have not incurred any material expenses in connection with our compliance efforts.

   We are not aware of any material year 2000 problems encountered by our suppliers or customers to date but have not yet obtained confirmations from our suppliers or customers that they have not experienced year 2000 problems. Accordingly, we cannot determine whether our suppliers or customers have experienced year 2000 problems that may impact their ability to supply us with equipment, content and services or to purchase our services. Further, we cannot determine the state of their year 2000 readiness on a going forward basis. We cannot assure you that our suppliers or customers will be successful in ensuring that their systems have been and will continue to be or will be year 2000 compliant or that their failure to do so will not have an adverse effect on our business, financial condition and results of operations.

Recent Accounting Pronouncement

   In June 1998, the Financial Accounting Standards Board issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No.133, which is effective, as amended, for all quarters in fiscal years beginning after June 15, 2000, establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. As we do not currently engage in derivative or hedging activities. We do not expect the adoption of this standard to have a significant impact on our consolidated financial statements.

                                    BUSINESS

Overview

   We are a leading Internet portal in China. During January 2000, we averaged in excess of six million page views per day. Our mission is to make Sohu an indispensable part of the daily life of every person in China.

   Our portal consists of sophisticated Chinese language Web navigational and search capabilities, over 12 main content channels and seven special features, Web-based communications tools and services and a platform for e-commerce services. As of December 31, 1999, our online directory contained over 250,000 Chinese language Web listings, each reviewed and classified by our editorial staff. In addition, we have contractural content relationships with over 70 Chinese language media and information providers. Each of our interest-specific main channels contains multi-level sub-channels that cover a comprehensive range of topics, including news, business, entertainment, sports and career. We also promote user affinity to Sohu by providing free Chinese language e-mail, online bulletin boards, chat rooms and instant messaging. All of our products and services are designed to meet the specific interests and needs of Internet users in China.

   We are a pioneer of the Internet industry in China, having introduced the first Chinese language online directory and search engine. We have exclusively targeted the Internet market in China since our inception. Our Web site is tailored to the particular thinking and viewing habits of Internet users in China. According to a survey conducted between September 1998 and December 1998 and released in March 1999 by China Computerworld Research, Sohu was the most commonly used search engine in China and was voted the best Chinese language Web site.

   As a leading Internet portal in China, we are well positioned to capitalize on the emergence of the Web as a new advertising medium and commerce platform in China. We believe that by providing a well tuned and highly relevant navigational context and comprehensive range of China-specific content, we provide advertisers and merchants with targeted access to an audience with highly desirable demographic profiles. To expand our user and revenue base, we began offering free Web-based e-mail in July 1999 and, as of January 31, 2000, we had grown to approximately 880,000 registered e-mail users. We have attracted several strategic investors, including Dow Jones & Company, Inc., Intel Corporation, an affiliate of Pacific Century Cyberworks Limited, an affiliate of Legend Holdings Limited and Hikari Tsushin, Inc.

Industry Background

   The Internet has developed into a significant global mass medium that allows millions of people worldwide to find information, interact with others and conduct business electronically. International Data Corporation, or IDC, estimates that the number of Internet users worldwide will grow from approximately 196.1 million at the end of 1999 to approximately 502.4 million by the end of 2003. The rapidly growing number of users and the ability of corporations to effectively target them has led to online advertising and e-commerce opportunities. According to Forrester Research, the dollar value of Internet advertising worldwide is expected to increase from approximately $3.3 billion in 1999 to approximately $24.1 billion in 2003. In addition, IDC is also projecting an increase in e-commerce transactions on the Internet from $111.4 billion in 1999 to approximately $1,317 billion in 2003.

 The Growth of the Internet in China

   Internet use in China has grown rapidly in recent years and is expected to significantly outpace growth in worldwide Internet use over the next several years. According to IDC, between January 1, 1999 and December 31, 1999, the number of PRC Internet users increased from approximately 2.4 million to approximately 3.8 million. In addition, IDC projects the number of Internet users in China will grow to approximately 25.2 million in 2003.

   Increased competition among telecommunications providers and increased infrastructure spending have accelerated network infrastructure improvements. Together with significant decreases in charges for telephone installation and usage and Internet access, these factors have contributed, and are expected to continue to contribute, to the growth of Internet use in China. Furthermore, personal computer penetration in urban centers in China has increased rapidly, and we expect this penetration rate to continue to increase as prices of personal computers decline. In addition, the potential for Internet access through alternative devices, such as television set-top boxes and wireless telephones, as well as the development of broadband Internet access services, may further accelerate the growth of the number of Internet users in China. According to the PRC National Bureau of Statistics, as of December 31, 1998, there were approximately 330 million households, of which 90% owned televisions, and, per the Ministry of Information Industry, approximately 40 million cellular telephone users in China.

   As Internet use becomes more pervasive in China, and as the PRC online population continues to develop and expand, the opportunities for online advertising and commerce will also expand. Although China's per capita GDP is relatively low, there is a large and growing segment of the population that is well educated and relatively affluent and has demonstrated a willingness to embrace new technologies. For example, according to statistics published by the PRC National Bureau of Statistics and estimates prepared by the MII, the number of cellular subscribers in China grew from approximately 1.6 million subscribers in 1994 to approximately 40 million subscribers in 1999.

   Zenith Media estimates that advertising expenditures for television, newspapers, magazines, TV, radio and other traditional media in China totaled over $4.1 billion in 1999. In addition, Forrester Research estimates that the aggregate online advertising market in China in 1999 was only $8.0 million. As the number of Internet users increases, we believe that online advertising will capture an increasing percentage of the overall PRC advertising market. Zenith Media has estimated that in 2002 China's overall advertising market will total $6.1 billion, while Forrester Research has estimated that China's online advertising market will total $100.0 million in 2002 and $220.0 million in 2003. Similarly, the volume of e-commerce transactions in China is expected to increase significantly as the online population expands. According to IDC, total e-commerce revenue in China is expected to grow from approximately $43.0 million in 1999 to approximately $11.7 billion in 2004.

 Unique Challenges and Demands of China's Internet Market

   We believe that China's Internet market faces the following unique challenges and demands:

  . Demand for Chinese directories and local content tailored for Internet users in China. PRC Internet users demand content and services that are distinct from those offered in the overseas Chinese language Internet markets, such as Hong Kong, Taiwan and the North American Chinese communities. China uses a simplified version of the Chinese characters while the overseas Chinese-speaking population typically uses the traditional characters. The distinct cultural and historical background of China's Internet users also translates into viewing and thinking habits that are distinct from those in other markets. This requires not only that online directories and content contain different information, but that such information be uniquely structured to best reflect such viewing and thinking habits in order to provide users with the most user-friendly online experience.

  . Chinese language is not key word search-friendly. Key word searches in Chinese are more complicated than searches in English and require specially designed software. In particular, sentences in Chinese are made up of phrases, equivalent to words in English, that consist of one to several characters. Unlike in English where words in a sentence are separated by spaces, Chinese phrases with varying numbers of characters are not separated out in a sentence. Therefore, Chinese text must be indexed to separate out the phrases before they can be subjected to key word/phrase searches. In addition, a Chinese phrase generally has more synonyms or closely associated phrases than the equivalent English word, which makes it crucial to develop a comprehensive database of synonyms and closely associated phrases for an effective Chinese key word search function. The fact that each character in Chinese requires twice the number of bytes needed for a letter in English may also create additional software complications.

  . Limited Bandwidth Resources. The telecommunications infrastructure in China remains underdeveloped. In particular, bandwidth remains relatively expensive and scarce, posing significant challenges to Web sites that encounter heavy and fluctuating traffic. In addition, the services provided by network backbone operators and server hosting facilities are still relatively poor. Moreover, most users in China currently access the Web through low-speed dial-up modems. As a result, Internet companies offering content and services in China must design their operations within the confines of these technological constraints and execute their business strategies accordingly.

  . Underdeveloped product distribution networks and payment systems hinder the growth of e-commerce. The most important factor affecting the development of e-commerce in China is the availability of efficient product distribution channels that provide timely and satisfactory fulfillment of purchase orders. As China currently does not have a reliable nationwide product distribution network, the fulfillment of goods purchased over the Internet will continue to be a factor constraining the growth of e-commerce. Furthermore, an additional barrier to the development of e-commerce is the lack of reliable payment systems. In particular, the use of credit cards or another viable means of electronic payment in sales transactions in China is not as well developed as some other countries, such as the United States.

  . The business and regulatory environment in China is often uncertain and difficult to understand and navigate. The business and regulatory environment in China remains poorly understood by most businesses outside China. China has only recently transformed itself from a predominantly socialist economy to a market-oriented economy, and many industries are still monopolized by state-owned companies. Business relationships are often defined by past practices and mutual understandings as opposed to precise contractual provisions. As a result, foreign companies, including overseas Chinese companies, often find China's business environment frustrating. In addition, the regulatory environment for the Internet in China and for businesses in general remains uncertain in many respects. Without extensive knowledge about China, businesses often fail to effectively interact with regulators and such failure may result in fatal delays in their strategy execution. The distinctiveness of the PRC Internet market from the other overseas Chinese markets also limits the advantages a regional Internet business may gain by leveraging across the mainland China and overseas Chinese markets, especially since the mainland China market is expected to be far larger than other overseas Chinese markets within several years.

The Sohu.com Solution

   We have developed our portal to address the unique challenges and needs of China's Internet market. We believe that our success to date is attributable to the following factors, and we believe that these factors will continue to be our competitive strengths:

 Exclusive Focus on Mainland China

   We focus exclusively on the Internet market in China. Our products and services are tailored to the specific interests, needs and viewing habits of our PRC Internet users. We have based our operations in China since our inception, and substantially all of our employees are based in the PRC. Our local presence allows us to better understand the needs of advertisers and business partners that operate in China, and to build and maintain strong relationships with them. For example, we have established contractual content relationships with over 70 Chinese language media and information providers. Moreover, as a result of our local presence, we are able to maintain a regular dialogue with the relevant PRC regulatory authorities, and consequently we believe we are better attuned to operating an Internet business within the existing PRC business and regulatory environment.

 First Mover Advantage and Brand Leadership

   We are a pioneer of the Internet industry in China, having introduced the first Chinese language online directory and search engine. According to a survey conducted between September 1998 and December 1998 and released in March 1999 by China Computerworld Research, Sohu was the most commonly used search engine in China and was voted the best Chinese language Web site. A significant part of our branding strategy revolves around the creation of public awareness of Sohu when we introduce new concepts and standards to PRC Internet users. In so doing, we believe we have become synonymous with the evolution and development of the PRC Internet industry. Our brand recognition has enabled us to attract a growing user audience and leading companies as advertisers and e-commerce partners.

 Proprietary Web Navigational and Search Capabilities

   Our Sohu online directory, the centerpiece of our portal, was carefully designed and has been continuously refined to reflect the unique cultural characteristics and thinking and viewing habits of PRC Internet users. As of December 31, 1999, our online directory contained over 250,000 Chinese language Web listings, each reviewed and classified by our editorial staff. We currently receive approximately 500 requests every day from other Web sites for inclusion in our directory. Most Web site listings in our directory are classified in multiple subcategories, and each site sits at the end point of, on average, three different paths in our directory. As a result, our directory is highly complex, proprietary and China-specific, and we believe it would be very difficult for our competitors to duplicate our directory. In addition, our customized Web search software is designed to meet the unique challenges posed by the Chinese language and its pictographic characters. In particular, our large database of Chinese synonyms and closely associated phrases enables users to execute key word searches effectively both for Web site listings and within our content channels.

 Highly Attractive Platform for Advertising and Commerce

   We believe that Sohu is a highly attractive platform for advertisers and merchants because we have a leading Internet brand in China and provide access to a user group with a highly desirable demographic profile. We have developed a client service group dedicated to enhancing our relationship with advertisers and maximizing the effectiveness of their advertising campaigns. We also provide advertisers with detailed and timely data regarding the number of advertisements displayed and the number of users who clicked through for additional information. Moreover, we intend to take advantage of our high visitor traffic by developing a user-friendly e-commerce platform that will allow merchants with the necessary fulfillment capabilities to easily transact business on our Web site. We also plan to facilitate transactional activity by handling order tracking as well as product database management. In addition, we are working with a number of commercial banks in China on the development of reliable electronic payment systems.

 Technical Expertise in Dealing with Bandwidth Limitations

   Bandwidth limitations resulting from the underdeveloped telecommunications infrastructure and server hosting environment in China may adversely affect the ability of a Web site to accommodate and process heavy Web traffic reliably and quickly. As a result of our experience in China, we believe we have substantial technical expertise and are an industry leader in designing our operations within the confines of these technological constraints. We constantly seek to conserve our bandwidth resources by adjusting and fine-tuning our network and traffic routing configurations to minimize passing traffic between our servers. In addition, all of our sites are designed to maximize download speed, and our content aggregation is tailored for a limited bandwidth environment.

Our Strategy

   Our objective is to strengthen our position as a leading Internet portal in China. In order to accomplish this objective, we plan to:

 Maintain and Extend Our Brand Recognition

   We intend to continue building our brand and strengthening our brand leadership in China through:

  .  focusing our marketing efforts on increasing user registration;

  .  building new marketing and distribution relationships;

  . leveraging the media attention and publicity afforded to Sohu in our capacity as a pioneer of the PRC Internet industry; and

  .  sponsoring television shows, newspaper columns, events and concerts.

 Increase the Number of Visitors to Our Portal and the Duration of Each Visit

   In addition to our marketing efforts, we intend to increase the number of visitors to our portal, as well as the duration of each visit to our portal (commonly referred to as the "stickiness" of our Web site), through continuing efforts to improve our content, online directory and search engine, including the following measures:

  . leverage our brand leadership in China to build new content, advertising and e-commerce relationships and add new product offerings;

  . continue to enhance the functionality of MySohu, our personalization service, and enable our users to better personalize and customize the comprehensive range of products, services and utility features we offer;

  . continue to integrate our channels and sub-channels to better reflect the thinking and viewing habits of Chinese online users and create maximum ease of use and simplicity;

  . add new utility features and communication tools to extend the function/solution aspects of our content channels with the goal of making our portal an indispensable source of solutions and information for our users; and

  . continue our focus on increasing the download speed of our sites and maintaining the high quality and uniform appearance of our sites.

 Increase Online Advertising Revenues and Develop an E-Commerce Business

   We plan to increase our online advertising revenue streams by increasing the number of advertisers and, as the user base grows, increasing our net advertising rates. We also intend to increase the number of Web site sponsorship arrangements with leading advertisers in China, which are of longer term and higher value than typical banner advertising sales arrangements. We plan to achieve this by expanding our sales force targeting large corporations, as well as continuing to improve the quality of our client services group. Furthermore, we plan to increase user registration and enhance our advertising measurement capabilities in order to gain a better understanding of our user demographics and improve our ability to target advertisement delivery.

   We also plan to leverage our brand recognition and heavy traffic volume to generate revenues from e-commerce activities. In particular, we intend to become an aggregator of online merchants, rather than an actual online merchant, by providing online space on our portal to third party merchants. Companies that have sold products on a trial basis on our Web site include Motorola (pagers) and Compaq (personal computers). In addition to providing merchants with access to our users, we plan to provide order tracking, product database management and payment facilities. Presently, we have no intention to handle direct-to-customer product fulfillment. We intend to charge online merchants fees and, in some cases, commissions for e-commerce transactions conducted through our portal.

 Acquire Complementary Assets, Technologies and Businesses

   We intend to actively identify and acquire assets, technologies and businesses that are complementary to our existing portal business. We expect to target our acquisition efforts to businesses that can help us:

  .  expand our user and revenue base;

  .  widen geographic coverage within China;

  .  enhance our content and service offerings;

  .  advance our technology; and

  .  strengthen our technical talent pool.

The Sohu.com Portal

   The following is a brief description of the products and services we offer under the main categories of home page and navigational context, aggregated content, communication tools and e-commerce services. We intend to continue to add new products and services to our portal, to better integrate our products and services and to expand the function/solution aspects of our content channels.

                                                  Aggregated Content
    Home Page and Navigational Context              Main Channels:
     Online Directory                                 News
     Search Engine                                    Business and Finance
                                                      Sports
                                                      Information Technology
    Communication Tools                               Women
     E-Mail                                           Entertainment
     Instant Messaging                                Music
     BBS Bulletin Boards                              Learning
     Chat Rooms                                       Career
     Online Polling                                   Real Estate
                                                      Games
                                                      Lifestyle
    E-Commerce Services                             Special Features:
     Online Shopping                                  Horoscope
     Online Auction                                   TV Listings
                                                      Score Board
                                                      Computer Price
                                                      Match
                                                      Stock Price
                                                      Weather

 Home Page and Navigational Context

   Our portal is organized around the Sohu.com home page and the central feature of our home page is our online directory. A screen shot of our home page is included on the inside front cover of this prospectus.

   Online Directory. Our online directory was designed and has been continuously refined to reflect the unique cultural characteristics and thinking and viewing habits of PRC Internet users. We are the first site in China to introduce manual Web classification, and Chinese Web site classification remains one of our key strengths. On average we add approximately 400 new listings (less deletions of inactive Web links) to our directory per day. As of December 31, 1999, our directory contained over 250,000 Chinese language Web listings under the following 18 principal categories:

  Arts                         Literature                Reference
  Business/Finance             Living/Service            Science/Technology
  Computer/Internet            Medicine/Health           Social Sciences
  Country/Region               News/Media                Society/Culture
  Education                    Philosophy/Religion       Sports/Exercise
  Entertainment/Leisure        Politics/Law              Travel/Transportation

   Our Web sites are further organized under these principal categories within approximately 550 hierarchical subcategories and, as appropriate, individual Web items are referenced under multiple subcategories. Each site sits at the end point of, on average, three different paths in our directory. In addition, each site has been reviewed and classified by our editorial staff, and our basic Web site listings are in most cases supplemented by a brief descriptive commentary. As a result, our directory is highly complex, proprietary and China-specific, and we believe it offers comprehensiveness and relevance that would be very difficult for our competitors to duplicate.

   Search Engine. Users can browse our directory listings through a Chinese keyword search request that scans the contents of the entire directory or within any category or subcategory. Our search software enables us to build and continuously fine-tune a large database of Chinese synonyms and closely associated phrases, which is essential for the accurate and efficient execution of Chinese key word searches. We believe our large database is also difficult for our competitors to duplicate.

   We also offer a function called "Global Web Search". The Global Web Search uses our proprietary association database to browse the World Wide Web and collect and organize Chinese language Web content.

   In addition, users can access the co-branded Snap/Sohu search to surf the Web in English.

 Aggregated Content

   We aggregate content on a variety of topics, organized around the above-mentioned 12 main channels and 7 special features. Each main channel contains numerous sub-channels and features news, commentaries and various utilities and solutions relating to a specific topic. The special features do not belong to any of the main channels, and often represent certain special utilities, such as stock market and weather information. As of December 31, 1999, we had over 70 content suppliers, which enable us to provide a wide range of content offerings. Our content suppliers are leading Chinese language media and information providers in a variety of fields with coverage over all major cities in China. The arrangements we have with our content suppliers are typically short-term and not exclusive and often provide for revenue sharing as compensation to our content suppliers.

   All of our channels, including co-branded third party content on our portal, are defined by the following features that together constitute the distinct Sohu "look and feel": the Sohu.com logo, our "search fox" mascot that displays different postures in different channels, the navigation bar, the color combination, the size and type of the Chinese characters, the large spacing used in our directories and the reporting style. The first row of the navigation bar remains the same in each channel, listing the 12 main channels from left to right in the order below, but the links in the second row of the navigation bar are selected to reflect users' interests in that specific channel.

 Main Content Channels:

    News Delivers a comprehensive selection of local, national and international news from newspapers, magazines and other information providers throughout China. Full text search is available on each page.

    Business and         Features business and financial news provided by
 Finance                 leading financial information services in China, as
                         well as content translated and updated by the Dow
                         Jones team in Beijing. This channel also features a co-branded Dow Jones Business Center that is popular among Chinese professionals. Users can retrieve real-time stock quotes, exchange rates and annual reports, research reports and other information on selected companies on this channel.

    Sports Provides the latest in national and international sports headlines, results, commentaries and analyses. Users can also compete in contests over national soccer tournament rankings and participate on our sports bulletin board.

    Information          Features information technology news, product reviews
 Technology              and software downloads. This channel also provides
                         Web navigation handbooks for Internet novices, as well as Webmonkey China (translated daily from HotWired), which offers Web design tutorials for sophisticated Web users.

    Women Covers a broad range of lifestyle-related topics that are of particular interest to Chinese women. This channel includes content from fashion publications, such as the Chinese editions of Cosmopolitan and Trends magazines, as well as publications covering beauty, society, travel and other areas.

    Entertainment        Contains extensive coverage of the entertainment
                         arenas that are of interest to Chinese users, including dining, movies, television programs, plays and operas and best-selling and classic books.

    Music Covers music stars, events, record releases and other news and reports relating to the music industry, as well as music rankings in China, Taiwan, Hong Kong and the United States. This channel also offers music downloads, interviews and contests.

    Learning Provides educational resources and information. This channel is unique among Chinese language portals, and introduces the Internet and Sohu.com to many children. Intel financially sponsored the establishment of this channel, and we developed this channel with top providers of electronic publishing education programs in China.

    Career Provides job listings and resume databases, as well as career advice and career-related news and reports.

    Real Estate          Offers a directory of apartment and other residential
                         housing listings, and publishes advice on general real estate matters.

    Games
                         Features news and reviews related to games and a game-related bulletin board. It also offers free, downloadable and frequently updated games.

    Lifestyle            Presents a comprehensive guide to life and leisure
                         for Chinese consumers. This channel offers listings of restaurants, real estate, consumer product prices as well as information on medical services and schools and universities.

 Special Features:

    Horoscope            Provides astrological readings and predictions.

    TV Listings          Contains weekly program listings for China Central
                         Television, Beijing Television and other major television channels in more than twelve provinces and cities.

    Score Board          Offers daily sport results and rankings.

    Computer Price       Lists computer and component retail prices and
                         analyses, updated daily.

    Match Features details from the popular Beijing television program -- "Tonight We Meet" -- and provides a variety of communication tools, such as personal advertisement postings and a related bulletin board.

    Stock Price          Lists real-time prices for stocks traded on the
                         Shanghai Stock Exchange, the Shenzhen Stock Exchange and other stock exchanges.

    Weather Offers weather information in a tabular format covering major cities in China and abroad.

 Communication Tools

   We offer a variety of communication tools for our Chinese online users which are important in promoting user affinity to our portal:

    Free E-Mail          We began offering free Web-based e-mail services in
                         July 1999, and as of January 31, 2000, we had approximately 880,000 registered e-mail users. We recently upgraded our e-mail technology.

    Instant Messaging    Our instant messaging service enables our users to
                         detect whether their friends and other users with similar interests are online, as well as send messages in Chinese directly to them. Our users can subscribe for specific interest groups and communicate with people who share similar interests.

    BBS Forum            At our BBS Forum, users can post and exchange
                         information on 14 online bulletin boards covering topics ranging from education and immigration to fashion and sports. In the past, we have hosted major events on these forums that drew tens of thousands of participants, such as the July 1999 question and answer session on the PRC national college entrance examinations.

    Chat Room            We enable participants to interact in group or one-
                         on-one discussions in Chinese. Sohu.com currently has chat rooms covering broad interest areas like sports, romance and current events.

    Online Polling
                         From time to time our channels place short, focused pollings covering a variety of topics that are of interest to our users and advertisers.

 E-Commerce Services

   We have introduced e-commerce activities on our portal and have conducted limited e-commerce transactions on a trial basis. We have established an e-commerce platform, and are in the early stages of actively marketing our e-commerce services to potential customers. We plan to leverage our brand and position as a leading PRC Internet portal and utilize our heavy visitor traffic to develop our e-commerce business. Under our e-commerce business model, merchants and manufacturers will provide, handle and distribute merchandise, while banks and technology companies will manage the operational aspects of e-commerce transactions, such as payment collection and settlement. We will also work closely with our technology suppliers to further develop and refine our e-commerce software platform.

    Online Shopping      We have entered into an e-commerce arrangement on a
                         trial basis with the largest television shopping network in Beijing. This television shopping network offers its products on our e-commerce platform, and handles all matters relating to product fulfillment.
                         All transactions are settled either through debit cards or by cash on delivery.

    Online Auction       We have built a business-to-consumer online auction
                         platform, and we conducted online auctions on our Web site in September 1999 and December 1999. We intend to further develop our online auction platform, and may enter into strategic alliances with other online auction houses.

Online Advertising Sales

 Advertising Programs

   Our typical advertising contract involves an advertiser or advertising agency paying us a fixed fee for displaying an advertisement for a specified period of time with a guaranteed number of impressions. As our advertising revenues are recognized ratably over the term of the contract (subject to meeting the guaranteed impression levels), any increase in our page views over the life of an advertising contract would not increase our revenues. Our advertising contracts typically have terms ranging from one to twelve months. Advertising on our portal currently consists of banner-style advertisements and buttons from which viewers can hyperlink directly to the advertiser's own Web site. Our standard charge in terms of cost per thousand impressions, commonly referred to as CPMs, for banner advertisements varies depending on the terms of the contract and the advertisement's location within our portal.

   Discounts from standard rates are typically provided for higher volume, longer-term advertising contracts, and may be provided for promotional purposes. We have also, from time to time, performed Chinese language Web site design services for our advertising customers (although design services are not a material part of our revenues). In addition, we offer promotional advertising programs, such as contests and sampling, in order to build brand awareness, generate leads and drive traffic to an advertiser's site. In the near future, we plan to increasingly develop Web site sponsorship arrangements with leading advertisers in China. We expect these arrangements to be of longer term and higher value than typical banner advertising arrangements.

 Advertising Customers

   As of December 31, 1999, 117 companies advertised on our portal, up from 90 advertisers as of December 31, 1998 and 40 advertisers as of December 31, 1997. As of December 31, 1999, our principal advertising customers included:

  .  Intel;

  .  Legend;

  .  Motorola;

  .  Nokia; and

  .  Snap.

   We have derived substantially all of our revenues to date from the sale of online advertising. In 1999, two of our advertisers, Intel and Nokia, each accounted for over 10% of total revenues. During the same period, our five largest advertisers accounted for approximately 34% of total revenues.

Strategic Relationships

  Intel Corporation. Intel Corporation, one of our shareholders, provided capital for the creation of our Learning channel. Intel has also selected us as a primary Internet link in its Pentium III promotion program in China. As part of the promotion, portions of our Learning and Shopping channels were Pentium III enabled.

  Dow Jones & Company, Inc. Dow Jones & Company, one of our shareholders, is an important content provider to our Business and Finance channel. The Dow Jones team in Beijing translates and updates the latest business and finance information 40 times a day. Dow Jones also operates the Dow Jones Business Center within our Business and Finance channel, which provides categorized and comprehensive business information, and has been especially popular among Chinese professionals. In addition, Dow Jones provides us with real-time information on international financial markets. Furthermore, Dow Jones has the right to sell a portion of our banner advertising inventories on our Business and Finance channel inside and outside China. Dow Jones also has the non-exclusive right to sell advertising for the directories, the keyword search and other channels to customers who require advertising space beyond the Business and Finance channel.

  Wireless Telephone Manufacturers. We have begun working with leading multinational wireless telephone manufacturers with respect to the development of wireless Internet access devices. Under these arrangements, we will provide utility functions and distribute content for these wireless Internet access devices, which will provide us with an alternative distribution channel for our content.

  NBCi/Snap. We operate a co-branded Snap/Sohu search engine for all English language searches requested by our users. Snap will be solely responsible for the sale of advertising which appears on the Sohu/Snap site.

  Pacific Century Cyberworks Limited. We have entered into a multi-year advertising contract with an affiliate of Pacific Century Cyberworks Limited. An affiliate of Pacific Century Cyberworks is one of our shareholders and a Hong Kong Stock Exchange listed company that is primarily involved in Internet technology-related businesses. Pacific Century Cyberworks recently announced its intention to introduce broadband satellite-based Internet services by the end of 2000.

  Legend Holdings Limited. We have entered into a multi-year advertising contract with an affiliate of Legend Holdings Limited. Legend Holdings is one of the largest manufacturers of personal computers and other computer hardware in the PRC. Legend is listed on the Hong Kong Stock Exchange. An affiliate of Legend Holdings is one of our shareholders.

  Hikari Tsushin, Inc. Hikari Tsushin, one of our shareholders, is one of the leading retail distributors of cellular telephones and paging devices in Japan. We have entered into a multi-year advertising contract with Hikari Tsushin.

Sales and Marketing

 Sales Organization

   We mainly rely on direct sales by our internal sales force for the placement of our online advertisement inventory, and plan to expand sales through agencies outside of China and in regions of China not covered by our direct sales force. Our sales organization is dedicated to maintaining close relationships with top advertisers and large multinational corporations operating in China. As of December 31, 1999, our direct sales organization consisted of 18 sales staff located in Beijing, Shanghai and Guangzhou. These offices cover sales in the northern, eastern and southern regions of China, respectively. We intend to expand and develop our sales organization in our key markets in China. The compensation package for our sales staff typically consists of a base salary plus sales commissions.

 Marketing and Brand Awareness

   The focus of our marketing strategy is to generate brand awareness for Sohu.com. Since our inception through December 31, 1999, we spent approximately $2.2 million in sales and marketing expenses, an amount we believe to be much smaller than that spent by some of our competitors. However, primarily as a result of the media attention afforded to Sohu in our capacity as a pioneer of the PRC Internet industry, we have been able to generate substantial public awareness of Sohu. As of December 31, 1999, our marketing department consisted of 12 persons located in Beijing, Shanghai and Guangzhou.

Competition

   There are many companies that distribute online content and services targeting Chinese users. We compete with distributors of content and services over the Internet, including Web directories, search engines, content sites, Internet service providers and sites maintained by government and educational institutions. These sites compete with us for visitor traffic, advertising dollars, e-commerce transactions and potential partners. The Internet market in China is new and rapidly evolving. Competition is intense and is expected to increase significantly in the future because there are no substantial barriers to entry in our market.

   We have many competitors in the PRC Internet portal market, including:

  .  China.com;

  .  Netease;

  .  Sina.com; and

  .  Yahoo!China.

   We compete with other portals in China for advertising and e-commerce revenues primarily on the following basis:

  .  volume of traffic and brand recognition;

  .  quality of web site and content;

  .  strategic relationships;

  .  quality of online advertising and e-commerce services;

  .  effectiveness of sales and marketing efforts; and

  .  price.

   Our existing competitors may in the future achieve greater market acceptance and gain additional market share. It is also possible that new competitors may emerge and acquire significant market share. Some of our established competitors and potential new competitors may have better brand recognition, especially globally, and significantly greater financial, technical and marketing resources than us.

   Our online directory also faces competition from software and other Internet products and services incorporating search and retrieval capabilities. In addition, operators of leading Web sites or Internet service providers, including large corporations such as Microsoft/MSN, Yahoo! and America Online, currently offer, and could expand, their online products and services targeting China. We believe the rapid increase in China's online population will draw more attention from these multinational players to the PRC Internet market. We also compete with traditional forms of media, like newspapers, magazines, radio and television for advertisers and advertising revenue. Please refer to "Risk Factors" for a more detailed discussion of the risks we face from our competitors.

Intellectual Property and Proprietary Rights

   We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries is uncertain and still evolving. The laws of the PRC and certain other countries do not protect intellectual property to the same extent as do the laws of the United States.

   We have registered the domain name "Sohu.com" with Network Solutions and the domain name "Sohu.com.cn" with China National Network Information Center, a domain name registration service in China, and have full legal rights over these domain names. We have also filed trademark applications for the mark "Sohu.com" with the China Trademark Office. China's trademark law, however, adopts a system whereby the first applicant to receive a registration certificate for a mark will preempt all other applicants. Prior use of an unregistered mark is generally irrelevant except for "well-known" marks. As a result, until actual registration certificates are issued by the Patent and Trademark Office, we do not have any legal rights over the mark "Sohu.com".

   We have filed a service mark application for the "Sohu.com" service mark with the U.S. Patent and Trademark Office. We are in the process of publishing the "Sohu.com" service mark and expect to complete the registration process in the near future. We have also filed service mark applications in Hong Kong and Taiwan, and are in the process of applying for registration in Malaysia and Singapore. Policing unauthorized use of our marks, however, is difficult and expensive. In addition, it is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to distinguish our brand and possibly leading to customer confusion.

   Many parties are actively developing chat, homepage, search and related Web technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and that cover significant parts of our technology, business methods or services. For example, we are aware that a number of patents have been issued in the areas of e-commerce, Web-based information indexing and retrieval and online direct marketing. Disputes over rights to these technologies are likely to arise in the future. We cannot be certain that our products do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business.

   We also intend to continue licensing technology from third parties, including technology relating to:

  .  ad serving (Netgravity);

  .  instant messaging (Lodesoft);

  .  e-mail (Microsoft);

  .  e-commerce (Microsoft);

  .  chat (Microsoft); and

  .  search (OMRON).

   The market is evolving and we may need to license additional technologies to remain competitive. We may not be able to license these technologies on commercially reasonable terms or at all. In addition, we may fail to successfully integrate any licensed technology into our services. Our inability to obtain any of these licenses could delay product and service development until alternative technologies can be identified, licensed and integrated.

Technology Infrastructure

   We maintain all of our servers at the premises of the Beijing Telecom Administration, or BTA, pursuant to one-year server hosting agreements and we do not maintain any backup servers outside Beijing. The BTA is the administrator of the central hub of the ChinaNet backbone, and is currently the only provider of interconnection services to the ChinaNet backbone in Beijing. Our servers are hosted by the BTA in the same building where ChinaNet is administered. We have leased two 100 Mbps circuits that connect directly to the ChinaNet backbone, and we expect to require additional circuits as our Web site traffic continues to grow. Internet access rates in China, when compared to rates in the United States and other more developed countries, remain relatively expensive.

   We have developed a close working relationship with the BTA. Our operations depend on the ability of the BTA to protect their systems against damage from fire, power loss, telecommunications, failure, break-ins, or other events. The BTA provides us with support services 24 hours per day, 7 days per week. The BTA also provides connectivity for our servers through multiple high-speed connections. All facilities are protected by multiple power supplies.

   For reliability, availability, and serviceability, we have created an environment in which each server can function separately. Key components of our server architecture are served by multiple redundant machines. We also employ in-house and third-party monitoring software. Reporting and tracking systems generate daily traffic, demographic, and advertising reports.

   Our portal must accommodate a high volume of traffic and deliver frequently updated information. Components or features of our portal have in the past suffered outages or experienced slower response time because of equipment or software down time. These events did not have a material adverse effect on our business, but we cannot assure you that such events will not have a material adverse effect in the future.

Employees

   As of December 31, 1999, we had 163 full-time employees, of whom 18 worked in sales, 66 in product and content, 13 in marketing, 28 in technology and business development, and 28 in finance and administration. From time to time, we employ independent contractors to support our research and development, marketing, sales and editorial departments. None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.

   All of our management and key executives, and substantially all of our other employees, have entered into confidentiality, non-competition and non-solicitation agreements with us. In addition, all of our management and key executives, and substantially all of our department managers and group leaders, have entered into employment agreements with Beijing Sohu, our PRC operating subsidiary, which contain substantially similar confidentiality and non-competition undertakings. However, the degree of protection afforded to an employer pursuant to confidentiality and non-competition undertakings governed by PRC law may be more limited when compared to the degree of protection afforded under the laws of other jurisdictions.

Facilities

   Our principal executive offices are located in approximately 26,295 square feet of office space in Beijing, China under a lease that expires on December 31, 2001. We also lease sales and marketing office space in Shanghai and Guangzhou.

Legal Proceedings

   There are no material legal proceedings pending or, to our knowledge, threatened against us or Beijing Sohu. From time to time we become subject to legal proceedings and claims in the ordinary course of our business. Such legal proceedings or claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

                    REGULATION OF THE PRC INTERNET INDUSTRY

   The following description of PRC laws and regulations is based upon the opinion of TransAsia Lawyers, our PRC counsel. For a description of certain legal risks relating to our ownership structure and businesses, see "Risk Factors -- We and our shareholders may be adversely affected by PRC government regulation of internet companies."

Overview

   At present, there is no legislation in the PRC directly addressing the Internet businesses we are engaged in. However, certain areas related to the Internet, such as telecommunications, international connections for computer information networks, information security and censorship, as well as foreign investment in those areas, are covered in detail by a number of existing laws and regulations. Some of these existing laws and regulations, which may impact foreign investment in various Internet businesses in China, are promulgated by various governmental authorities, such as the Ministry of Information Industry, or MII (formerly the Ministry of Posts and Telecommunications, or MPT), the State Administration of Industry and Commerce, or SAIC, or the Ministry of Public Security.

   The PRC legislature and regulatory authorities are currently in the process of preparing new legislation that will govern or affect the PRC Internet sector. In addition, in November 1999, China and the United States reached agreement concerning the United States' support of China's entry into the World Trade Organization, or WTO. China's potential entry into the WTO will likely affect the adoption of any new legislation, and the interpretation of existing regulations relating to the PRC Internet sector. However, we cannot predict the timing or the effect of future developments in the regulatory framework for the PRC Internet sector.

   In the opinion of TransAsia Lawyers, our PRC counsel, the ownership structure of Sohu and our wholly-owned PRC subsidiary, Beijing Sohu, both currently and after giving effect to this offering, and the current and proposed businesses and operations of Sohu and Beijing Sohu as described in this prospectus, do not violate or breach any of the existing laws, rules and regulations of the PRC, and no consent, approval or license other than those already obtained is required under any of the existing laws, rules and regulations of the PRC for such ownership, businesses and operations of Sohu and Beijing Sohu or this offering as described in this prospectus.

   However, the opinion of TransAsia Lawyers contains the following qualifications:

  . Since September 1999, senior MII officials have made various statements regarding the restrictions on foreign investment in the PRC Internet sector and the positions set forth in such statements may ultimately be adopted to varying degrees by the relevant PRC regulatory authorities as the basis for subsequent legislation.

  . In the event that new legislation restricting foreign investment in the PRC Internet sector is enacted by the relevant PRC regulatory authorities, such PRC regulatory authorities may request Beijing Sohu to restructure its operations accordingly.

Foreign Investment in the Telecommunications Sector

   There are currently no laws, rules or regulations addressing foreign investment in the PRC Internet sector, but there are regulations promulgated by the MII relating to foreign investment in the telecommunications sector in China, including:

  . Provisional Administrative Measures Regarding the Examination and Approval of Deregulated Telecommunications Operations (1993);

  . Provisional Regulations for the Administration of the Deregulated Telecommunications Operations Market (1995); and

  .  Definitions of Various Deregulated Telecommunications Operations (1995).

   These regulations prohibit a foreign person or entity, including any foreign investment enterprise established in the PRC, such as Beijing Sohu, from investing in, or operating or participating in the operation of, any business that provides "value-added telecommunications services", which is defined to include, among other services, "computer information services" and "electronic mail box services". These regulations were promulgated and the definitions were adopted, however, prior to the emergence of the Internet in China. In the opinion of TransAsia Lawyers, our business activities in China do not fall within the definition of "computer information services" or "electronic mail box services", each as defined under the Definitions of Various Deregulated Telecommunications Operations (1995), because:

  . the term "computer information services" is intended to refer to China's public telecom database network, where fees are levied on database users; and

  . the term "electronic mail box" refers to a service launched by China Telecom at the beginning of 1992 on the ChinaPAC platform, which is a completely different data transmission network than the Internet.

International Connections for Computer Information Networks

   The State Council and the MII have promulgated regulations governing international connections for PRC computer networks, including:

  . Provisional Regulations of the People's Republic of China for the Administration of International Connections to Computer Information Networks (1997) and their Implementing Measures (1998);

  . Measures for the Administration of International Connections to China's Public Computer Interconnected Networks (1996); and

  . Reply Concerning the Verification and Issuance of Operating Permits for Business Relating to International Connections for Computer Information Networks and for Public Multimedia Telecommunications Business (1998).

   Under these regulations, any entity seeking access to international connections for computer information networks in China, such as Beijing Sohu, must comply with the following requirements:

  .  be a PRC legal person;

  . have the appropriate equipment, facilities and technical and administrative personnel;

  . have implemented and registered a system of information security and censorship; and

  . effect all international connections with an authorized Internet service provider in China.

   In the opinion of TransAsia Lawyers, Beijing Sohu is in proper compliance with all of these requirements.

Information Security and Censorship

   The principal PRC regulations concerning information security and censorship are:

  . The Law of the People's Republic of China on the Preservation of State Secrets (1988) and its implementing rules (1990);

  . The Law of the People's Republic of China on State Security (1993) and its implementing rules (1994);

  . Rules of the People's Republic of China for Protecting the Security of Computer Information Systems (1994);

  . Notice Concerning Work Relating to the Filing of Computer Information Systems with International Connections (1996);

  . Administrative Measures for Protecting the Security of Computer Information Network with International Connections (1997); and

  . Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000).

   The aforementioned regulations specifically prohibit the use of Internet infrastructure which results in a breach of public security or the provision of socially destabilizing content or transmits state secrets.

  . ""A breach of public security" includes breach of national security or disclosure of state secrets; infringement on state, social or collective interests or the legal rights and interests of citizens; or illegal or criminal activities.

  . ""Socially destabilizing content" includes any action that incites defiance or violation of Chinese laws and regulations; incites subversion of state power and the overturning of the socialist system; fabricates or distorts the truth, spreads rumors or disrupts social order; or spreads feudal superstition, involves obscenities, pornography, gambling, violence, murder, horrific acts or instigates criminal acts.

  . ""State secrets" are defined as "matters that affect the security and interest of the state". The term covers such broad areas as national defense, diplomatic affairs, policy decisions on state affairs, national economic and social development, political parties and "other state secrets that the State Secrets Bureau has determined should be safeguarded".

   According to these regulations, it is mandatory for Internet companies in China to complete security filing procedures with the local public security bureau and for them to update regularly with the local public security bureau regarding information security and censorship systems for their Web sites. In the opinion of TransAsia Lawyers, Beijing Sohu has, as required by PRC law, established an internal security committee and adopted security maintenance measures, employed a full-time bulletin board system supervisor and exchanged information with the local public security bureau with regard to sensitive or censored information and Web sites on a regular basis.

   In addition, the State Secrets Bureau has recently issued regulations authorizing the blocking of any site it deems to be leaking state secrets or failing to meet the relevant regulations regarding the protection of state secrets in the distribution of online information. Specifically, Internet companies in China with bulletin board systems, chat rooms or new services must apply for the approval of the State Secrets Bureau. As the implementing rules for the regulations have not been issued, however, details concerning how Web sites should comply with the regulations remain to be clarified.

Encryption Software

   In October 1999, the State Encryption Administration Commission promulgated the Regulations for the Administration of Commercial Encryption, which was followed in November 1999 by the Notice of the General Office of the State Encryption Administration Commission. Both of these regulations address the use in China of software with encryption functions. According to these regulations, encryption products purchased for use without the permission of the state encryption administration departments and foreign encryptions products purchased for use must be reported. Violation of the encryption regulations may result in the issuance of a warning, levying of a penalty, confiscation of the encryption products and even criminal liabilities. Since there are currently no official interpretations of, or detailed implementing rules for, these regulations, it is unclear how PRC Internet companies should comply with these regulations.

Web-Based Services

   In the opinion of TransAsia Lawyers, there are no existing PRC laws, rules or regulations that address the development and provision of Web-based services, such as online directories, search engines, free e-mail boxes and e-commerce. In addition, there are no existing PRC laws, rules or regulations that regulate bulletin board systems, chat rooms and instant messenger functions. However, the information that is exchanged among users using such functions is itself subject to the various legislation mentioned above governing information security and censorship, with which we are in compliance.

   In the opinion of TransAsia Lawyers, online advertising is neither regulated nor prohibited by any existing PRC laws, rules or regulations, including the Advertising Law of the People's Republic of China (1994). However, the SAIC, the government authority responsible for the area, is currently considering adopting new regulations governing online advertising. We cannot predict the timing and effects of such new regulations.

   There are no existing PRC laws, rules or regulations that regulate Internet content providers. According to the Measures for the Administration of China Public Multimedia Telecommunications, "information sources providers" are required to report to the MII for verification and to execute an interconnections agreement and an understanding letter for information security with China Telecom or other "node service providers". In the opinion of TransAsia Lawyers, Beijing Sohu is not an "information source provider" as defined under the above regulation and merely operates a technical platform on which content provided by information source providers are displayed.

   Accordingly, in the opinion of TransAsia Lawyers, the current and proposed web-based services provided by us, including our online directories, search engine, email, e-commerce and online advertising services, comply with the existing PRC laws, rules and regulations.

Business License and Approval for Foreign Investment

   Beijing Sohu is structured as a technology-oriented company engaged in the development of Internet technologies and related software. Under current PRC law, the legal establishment of such a technology company must be approved by the relevant local Commission for Foreign Economic Relations and Trade, and may commence operations only upon the issuance of a business license by the SAIC. In the opinion of TransAsia Lawyers, Beijing Sohu has satisfied all of the aforementioned requirements.

                                   MANAGEMENT

Directors and Executive Officers of Sohu.com

   The following table sets forth information regarding the directors and executive officers of Sohu.com:

Name                                   Age                  Position
----                                   ---                  --------
Directors and Executive Officers

Charles Zhang......................... 35  Chairman of the Board of Directors,
                                           President
                                           and Chief Executive Officer

Edward Roberts........................ 64  Director

James McGregor........................ 46  Director

George Chang.......................... 47  Director

Thomas Gurnee......................... 48  Chief Financial Officer and
                                           Senior Vice President, Finance

Victor Koo............................ 33  Senior Vice President,
                                           Corporate Business Development

Edwin Chan............................ 54  Senior Vice President, Marketing and Sales

Gary Zhao............................. 37  Vice President, Finance

   Dr. Charles Zhang is the founder of Sohu and has been Chairman of the Board, President and Chief Executive Officer since August 1996. Prior to founding Sohu, Dr. Zhang worked for Internet Securities Inc. and helped establish its China operations. Dr. Zhang studied experimental physics at Massachusetts Institute of Technology from 1986 to 1993 and worked as M.I.T.'s liaison officer with China after obtaining his doctorate degree in 1993. Dr. Zhang is a native of the People's Republic of China.

   Dr. Edward Roberts has been a director of Sohu since September 1996. He is the David Sarnoff Professor of Management of Technology at Massachusetts Institute of Technology's Alfred P. Sloan School of Management. He has chaired the Sloan School Management of Technology program since 1967. Dr. Roberts has been a co-founder and director of numerous emerging technology companies and venture capital funds, including zero stage capital venture capital funds, Medical Information Technology, Advanced Magnetics, NET Silicon, Page Systems and Selfcare. He has authored over 140 articles and eleven books, the most recent being Entrepreneurs in High Technology (Oxford University Press, 1991), winner of the Association of American Publishers' award as Outstanding Book of 1991 in Business and Management. Dr. Roberts received a doctorate in 1962 from M.I.T.

   James McGregor has been a director of Sohu since August 1998. He is Vice President, China, of Dow Jones & Company, Inc. and the chief business representative for Dow Jones in China. From July 1990 to the end of 1993, Mr. McGregor was The Wall Street Journal's bureau chief in China. Mr. McGregor served as chairman of the American Chamber of Commerce in Beijing in 1996 and as president of the Foreign Correspondents Club in Beijing in 1991. Mr. McGregor received a journalism degree from University of Minnesota.

   George Chang has been a director of Sohu since January 2000. He is a director of various companies within the Morningside Group, a private global investment house, including Morningside Asia Advisory Limited. Prior to joining Morningside in 1991, Mr. Chang held senior financial positions with various trading companies in Hong Kong, and was chief financial officer of a major multinational trading and sourcing operation. Mr. Chang has worked with Arthur Andersen in Hong Kong and in Toronto, Canada. He holds both Bachelor of Business Administration and Master of Business Administration degrees from the University of Wisconsin, and is a member of the American Institute of Certified Public Accountants, the Canadian Institute of Chartered Accountants and the Hong Kong Society of Accountants.

   Thomas Gurnee has been the Chief Financial Officer and Senior Vice President, Finance of Sohu since January 2000. Prior to joining Sohu, Mr. Gurnee held a number of senior positions in Chartered Semiconductor Manufacturing Ltd, one of the world's leading independent semiconductor foundries, including Vice President for Business Development, President (North America), Chief Operating Officer (Singapore) and Chief Financial Officer (Singapore). Prior to joining Chartered Semiconductor Manufacturing, Mr. Gurnee spent thirteen years at Schlumberger Ltd, an oil field services and measurement systems company, as finance director of various divisions in France, Singapore and the United States. Mr. Gurnee obtained a Bachelor of Arts degree from Stanford University and a Master of Business Administration degree from University of Santa Clara.

   Victor Koo has been Senior Vice President, Corporate Business Development of Sohu since January 2000. He also served as Senior Vice President, Operations and Chief Financial Officer of Sohu between March and December of 1999. Prior to joining Sohu, Mr. Koo held numerous senior positions in Richina Group, a China based venture capital firm, since 1994, including as Vice President and Director of Business Development. Prior to his employment with Richina Group, Mr. Koo was with Bain & Company in San Francisco and Procter & Gamble International in Hong Kong. Mr. Koo received a Masters of Business Administration degree from Stanford University where he won a fellowship from the Center for East Asian Studies. He was a Regent's Scholar at the University of California at Berkeley, where he received a Bachelor of Science degree.

   Edwin Chan has been Senior Vice President, Marketing and Sales of Sohu since September 1999. Prior to joining Sohu, Mr. Chan founded his own advertising agency and, after its merger with another agency, served as a partner of the combined agency. Prior to that, Mr. Chan served for nearly ten years as managing director at multinational advertising agencies J. Walter Thompson and BBDO. Mr. Chan received a Bachelor of Arts degree from Hong Kong University.

   Gary Zhao joined Beijing Sohu in January 2000 and is Vice President, Finance. Prior to joining Beijing Sohu, he held senior positions with Motorola Corporation, GE Capital Corporation, A.T. Kearney, Lehman Brothers and General Motors. Mr. Zhao holds a Bachelor of Science degree from Tsinghua University, a Master of Science degree from University of Minnesota and a Master of Business Administration degree from the University of Pennsylvania's Wharton School of Business.

Audit and Compensation Committees

   We have established an audit committee and a compensation committee. The audit committee reviews our internal accounting procedures and considers and reports to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The audit committee currently consists of James McGregor. We expect to appoint two additional independent directors to the audit committee.

   The compensation committee reviews and recommends to the board of directors the salaries, benefits and stock option grants of all employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our stock option and other employee benefits plans. The compensation committee currently consists of Edward Roberts.

Classified Board of Directors

   Our board of directors is divided into two classes of directors serving staggered two-year terms. Upon the expiration of the term of a class of directors, the directors in that class will be elected for two-year terms at the annual meeting of shareholders in the year in which their term expires. With respect to each class, a director's term will be subject to the election and qualification of their successors, or their earlier death, resignation or removal. In addition, our board of directors may be removed only for cause. These provisions, when coupled with the provision of our fifth amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a shareholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling vacancies created by such removal with its own nominees.

Directors, Executive Officers and Key Employees of Beijing Sohu

   The following table sets forth information regarding the directors, executive officers and key employees of Beijing Sohu:

Name                                   Age                  Position
----                                   ---                  --------
Directors and Executive Officers

Charles Zhang......................... 35  Chairman of the Board of Directors,
                                           President and Chief Executive Officer

Thomas Gurnee......................... 48  Chief Financial Officer and
                                           Senior Vice President, Finance

Victor Koo............................ 33  Senior Vice President, Corporate Business
                                           Development

Edwin Chan............................ 54  Senior Vice President, Marketing and Sales

Gary Zhao............................. 37  Vice President, Finance

Key Employees

Min Yang.............................. 31  Financial Controller

Elaine Feng........................... 27  Business Development Director

Jinmei He............................. 29  Marketing Director

Peter Song............................ 32  Technology Director

Michael Ma............................ 33  Regional Sales Director

Jianjun Wang.......................... 30  Manager of Classification Group

Maggie Wu............................. 25  Content Development Manager

Tony Cheung........................... 28  Regional Sales Manager

   Min Yang joined Beijing Sohu in 1998 and has been the Financial Controller since May 1999. He was previously finance and administration manager at Zeneca SinoPharm in Beijing. Prior to that, he worked at De Nora Electrochemical Industrial Corporation. Mr. Yang received a Bachelor of Arts degree from Northeast University of Finance and Economics.

   Elaine Feng joined Beijing Sohu in May 1998 as the Sales Manager and has been the Business Development Director since November 1999. She was previously a business development manager at Star TV. Prior to that, Ms. Feng worked for Richina Media. She received a Bachelor of Arts degree from Beijing University.

   Jinmei He joined Beijing Sohu in September 1997 and has been the Marketing Director since November 1999. She was previously with Internet Securities Inc.'s Beijing representative office. She received a Bachelor of Arts degree from Southwest Jiatong University.

   Peter Song has been Beijing Sohu's Technology Director since April 1998. He was previously with SINOPEC, a PRC state-owned oil company, and has held several programming and technical positions. Mr. Song received a Bachelor of Science degree from Tianjin University.

   Michael Ma joined Beijing Sohu in January 2000 and is the Regional Sales Director. Prior to joining Beijing Sohu, he held a number of marketing positions with Gillette (China) Ltd. Mr. Ma received a Bachelor of Business Administration degree from Zhongshan University School of Management and a Certificate in Business Administration from the University of California at Berkeley.

   Dr. Jianjun Wang has been the Manager of Beijing Sohu Classification Group since August 1999. He is also a part-time lecturer at Beijing Teachers' University. Dr. Wang received his doctorate degree from Beijing Teachers' University.

   Maggie Wu joined Beijing Sohu in 1997 and held positions in marketing and sales prior to becoming Content Development Manager in 1999. She received a Bachelor of Arts degree from International Trade Shanghai Financial and Economic University.

   Tony Cheung joined Beijing Sohu in September 1999 and is the Regional Advertising Sales Manager. He was previously advertising manager and senior manager, China region at CAAC Inflight Magazine. He received a Bachelor of Business Administration degree from the University of Oregon and a Master of Business Administration Degree from Sheffield Hallam University.

Executive Officers

   Our board of directors appoints our executive officers. Our executive officers serve at the discretion of our board of directors.

Director Compensation

   Directors do not currently receive any cash compensation for serving on the board of directors of Sohu or Beijing Sohu, although they are reimbursed for reasonable travel expenses incurred in connection with attending board of directors and committee meetings.

   In January 2000, Edward Roberts received options to purchase 4,000 shares of common stock pursuant to our stock incentive plan. These options have a one-year vesting period, and an exercise price of $15.00.

EXECUTIVE COMPENSATION

   The following table sets forth the compensation earned for all services rendered to us in all capacities during 1997, 1998 and 1999 by our executive officers.

                           SUMMARY COMPENSATION TABLE

                                               ANNUAL            LONG-TERM
                                           COMPENSATION(1)  COMPENSATION AWARDS
                                           -------------------------------------
                                    FISCAL                      SECURITIES
NAME AND PRINCIPAL POSITION          YEAR   SALARY  BONUS  UNDERLYING OPTIONS(#)
---------------------------         ------ -------- ----------------------------

Charles Zhang......................  1999  $ 50,000 $  --         50,000
  Chairman of the Board,
  President and Chief Executive Of-
   ficer

Thomas Gurnee(2)...................  1999  $    --  $  --         70,000
  Chief Financial Officer and
  Senior Vice President, Finance

Victor Koo(3)......................  1999  $ 75,000 $  --         80,349
  Senior Vice President,
  Corporate Business Development

Edwin Chan(4)......................  1999  $ 58,334 $  --         30,000
  Senior Vice President,
  Marketing and Sales

Gary Zhao(5).......................  1999  $    --  $  --            --
  Vice President, Finance

---------------------
(1) The column for "Other Annual Compensation" has been omitted because there is no compensation required to be reported in that column. The aggregate amount of perquisites and other personal benefits provided to each officer listed above is less than 10% of the total annual salary and bonus of that officer.
(2) Mr. Gurnee joined Sohu in January 2000. His employment agreement provides for an annual salary in 2000 of $170,000.
(3) Mr. Koo joined Sohu in April 1999. His employment agreement provides for an annual salary in 2000 of $120,000.
(4) Mr. Chan joined Sohu in September 1999. His employment agreement provides for an annual salary in 2000 of $200,000.
(5) Mr. Zhao joined Sohu in January 2000. His employment agreement provides for an annual salary in 2000 of $120,000, and he was granted options to purchase 30,000 shares of common stock in January 2000.

Option Grants In Fiscal Year 1999

   The following table sets forth information regarding stock options granted to our executive officers listed on the Summary Compensation Table for 1999. We have never granted any stock appreciation rights.

                                                                                      Potential Realizable
                                                                                        Value at Assumed
                                                                                      Annual Rates of Stock
                                                                                     Price Appreciation for
                                             Individual Grants                           Option Term(1)
                         ----------------------------------------------------------- -----------------------
                         Number of
                         Securities  Percent of Total
                         Underlying  Options Granted
                          Options    to Employees in  Exercise Price
Name                      Granted    Fiscal Year 1999   per Share    Expiration Date     5%          10%
----                     ----------  ---------------- -------------- --------------- ----------- -----------
Charles Zhang...........   50,000(2)        14%           $ 4.70     Sept. 21, 2009  $    42,464 $   206,874
Thomas Gurnee...........   70,000(3)        19%           $10.00       Dec. 5, 2009  $    65,320 $   518,644
Victor Koo..............   80,349(4)        22%           $ 4.70       Nov. 1, 2009  $   145,327 $   455,192
Edwin Chan..............   30,000(5)         8%           $10.00       Dec. 5, 2009  $    27,994 $   222,276
Gary Zhao...............       --           --                --                 --           --          --

---------------------
(1) The potential realizable value is based on the term of the option at the time of its grant, which is ten years for the stock options granted to the executive officers in the table. The assumed 5% and 10% annual rates of appreciation over the term of the options are set forth in accordance with rules and regulations adopted by the Securities and Exchange Commission and do not represent the our estimates of stock price appreciation. The potential realizable value is calculated by assuming that the fair market value of the underlying common stock on the date of grant, as determined by our board of directors, appreciates at the indicated rate, compounded annually, for the entire term of the option and that the option is exercised and the stock sold on the last day of its term at this appreciated stock price. No valuation method can accurately predict future stock prices or option values because there are too many unknown factors. No gain to the optionee is possible unless the stock price increases over the option term. Such a gain in stock price would benefit all stockholders.
(2) Options granted vest ratably on a quarterly basis over one year commencing from September 21, 1999.
(3) Options granted vest over a three year period commencing January 1, 2000, with one-third of the options vesting at the end of the first year and the remaining options vesting ratably on a quarterly basis over the remaining term of the options.
(4) Options granted vest ratably over three years on a quarterly basis commencing from May 1, 1999.
(5) Options granted vest over a four year period commencing September 15, 1999, with one-quarter of the options resting at the end of the first year and the remaining options vesting ratably on a quarterly basis over the remaining term of the options.

Aggregate Option Exercises in Fiscal Year 1999 And Fiscal Year-End Option
Values

   The following table sets forth information concerning the exercise of stock options during the fiscal year ended December 31, 1999 by our officers listed on the Summary Compensation Table and the fiscal year-end value of unexercised in-the-money options held by such officers.

                                                           Number of Securities Underlying          Value Of Unexercised
                                                               Unexercised Options at              In-the-money Options at
                                                                  December 31, 1999                 December 31, 1999(1)
                                                           -----------------------------------    -------------------------
                         Shares Acquired
Name                       on Exercise   Value Realized(2)  Exercisable        Unexercisable      Exercisable Unexercisable
----                     --------------- ----------------- ---------------    ----------------    ----------- -------------
Charles Zhang...........        --               --                   12,500              37,500   $117,275     $351,825
Thomas Gurnee...........        --               --                       --              70,000         --     $285,880
Victor Koo..............        --               --                   13,392              66,957   $125,639     $628,195
Edwin Chan..............        --               --                       --              30,000         --      122,520
Gary Zhao(3)............        --               --                       --                  --         --           --

---------------------
(1) There was no public market for the common stock on December 31, 1999. The value of unexercised in-the-money options at December 31, 1999 has been calculated on the basis of the fair market value of our common stock at December 31, 1999 as determined by our board of directors, less the applicable exercise price per share multiplied by the number of underlying shares.
(2) None of our executive officers exercised any stock options during 1999.
(3) Gary Zhao joined our company in January 2000.

   In January 2000, our board of directors granted options for the purchase of 132,000 shares of common stock to certain of our employees and a director at an exercise price of $15.00 per share. The options granted generally vest over periods ranging from one to four years beginning with the first quarter subsequent to the date of grant of the options.

Employment Arrangements

   Each of Charles Zhang, Thomas Gurnee, Victor Koo, Edwin Chan and Gary Zhao have entered into a confidentiality, non-competition and non-solicitation agreement with us. Such agreements prohibit each of them from competing with us or soliciting our employees, customers, suppliers or partners in competition with us during his employment with us and for a period of one year after the termination of his employment for any reason. Under such agreement, each executive officer has also agreed to use any confidential information belonging to us or held by us in confidence solely for our benefit and not to disclose such confidential information during and after his employment with us.

   In addition, all of our executive officers have entered into employment agreements with Beijing Sohu, our PRC operating subsidiary, which contain substantially similar confidentiality and non-competition undertakings. However, the degree of protection afforded to an employer pursuant to confidentiality and non-competition undertakings governed by PRC law may be more limited in certain respects when compared to the degree of protection afforded under the laws of other jurisdictions.

Stock Incentive Plan

   We have adopted a stock incentive plan as of January 25, 2000 to assist us in attracting and retaining highly competent people to serve as employees, directors and advisors who will contribute to our success and the success of the members of our network. We also seek to motivate those people to achieve long-term objectives which will benefit our shareholders. The following groups of people are eligible to receive options under the stock incentive plan:

   .  employees;

   .  directors;
   .  advisors and consultants.

   Our stock incentive plan also provides these groups of people with opportunities to make direct purchases of our common stock.

   Our board of directors administers the stock incentive plan and has wide discretion to award options. Subject to the provisions of the stock incentive plan, our board of directors determines who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price. All of our employees are granted options. The number of options awarded to a person is based on the person's potential ability to contribute to our company's success. the person's position with our company and sometimes length of service.

   Our board of directors may award "incentive" options or "non-qualified" options. We have granted both incentive and non-qualified options under the stock option plan. If the holder of an incentive option exercises the option and holds the shares of common stock he receives for the holding periods required by the Internal Revenue Code, the exercise of the incentive does not result in taxable income to the holder. We are therefore entitled to a corresponding tax deduction.

   The exercise price of an incentive option cannot be less than 100% of the fair market value of our common stock on the grant date, provided that no person who owns, directly or indirectly, more than 10% of the total combined voting power of all classes of our shares, referred to below as a "Ten-Percent Shareholder," may receive incentive options unless the exercise price is at least 110% of the fair market value of our common stock on the grant date. Options granted under the stock incentive plan are not transferable by the optionee, other than by will or by the laws of descent and distribution. All options issued under the stock incentive plan will have a term no longer than ten years from the grant date.

   At January 31, 2000, options to purchase 527,647 shares of common stock were outstanding under the stock incentive plan and 457,043 shares remained available for future option grants. The weighted average exercise price for these outstanding options is $8.23 per share. Most of these outstanding options become exercisable on a schedule at least as rapid as the following:

  . with respect to 25% of the shares subject to the option, on the first anniversary of the date of grant; and

  . with respect to the remaining 75% of the shares subject to the option in twelve equal quarterly installment beginning one calendar quarter after the date of such anniversary.

   These options terminate upon the earliest to occur of the following: 90 days after termination of an optionee's employment, 180 days after an optionee's employment is terminated for any other reason, including retirement, disability or death, and ten years after the grant date. Notwithstanding the foregoing, upon a change of control (for example, a merger or similar transaction or the removal of a majority of the members of our current board of directors) of our company, all unvested portions of options then outstanding will vest in full on that date.

   Our board of directors may amend, alter, suspend, or terminate the stock incentive plan at any time, provided, however, that the board must first seek the approval of shareholders, if required by law or regulation, and that of each affected optionee if such amendment, alteration, suspension or termination would adversely affect his or her rights under any option granted prior to that date.

                             PRINCIPAL SHAREHOLDERS

   The following table, sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Securities Exchange Act 1934, as amended, of our common stock, as of February 3, 2000 and as adjusted to reflect the sale of the shares of common stock offered in this offering for:

  . each person who we know owns beneficially more than 5% of our common stock;

  .  each of our directors;

  .  each of our executive officers; and

  .  all of our executive officers and directors as a group.

   The following information gives effect to the conversion of all outstanding shares of our preferred stock into common stock upon the consummation of this offering.

                               Shares of            Shares of
                              Common Stock        Common Stock
                           Beneficially Owned  Beneficially Owned
                          Before this Offering After this Offering             Number of           Number of
                          -------------------- -----------------------        exercisable          excluded
Name of Beneficial Owner   Number   Percentage Number      Percentage     options/warrants(1) options/warrants(2)
------------------------  --------- ---------- ---------   -----------    ------------------- -------------------
Charles Zhang(3)(13)....  3,444,423    33.6%                           %        12,500               37,500
Maxtech Enterprises
 Limited(4)(13).........  2,528,036    24.5                                     81,798                   --
Intel
 Corporation(5)(13).....  1,288,750    12.6                                         --                   --
Edward Roberts(6)(13)...    566,747     5.5                                         --                4,000
James McGregor(7)(13)...         --      --                                         --                   --
George Chang(8).........         --      --                                         --                   --
Thomas Gurnee(9)........          *       *                                         --               70,000
Victor Koo(10)..........          *       *                                     20,087               60,262
Edwin Chan(11)..........          *       *                                         --               30,000
Gary Zhao(12)...........          *       *                                         --               30,000
All directors and
 executive officers as a
 group (5 persons)......  4,031,257   38.9%                                     32,587              201,762

---------------------
*  Indicates less than one percent of the common stock
(1) Shows shares of our common stock issuable upon exercise of options that are currently exercisable or are exercisable within 60 days of the date of this prospectus. These shares are included in the total number of shares beneficially owned.
(2) Shows shares of our common stock issuable upon exercise of options that will not be exercisable within 60 days of the date of this prospectus. These shares are not included in the total number of shares beneficially owned.
(3) Mr. Zhang's address is c/o Sohu.com Inc., 7 Jianguomen Nei Avenue, Suite 519, Tower 2, Bright Chiina Chang An Building, Beijing 100005, People's Republic of China.
(4) A British Virgin Islands corporation that is wholly-owned by Morningside CyberVentures Investments Limited, a Cayman Islands corporation, which is in turn wholly-owned by Morningside CyberVentures Holdings Limited, a British Virgin Islands corporation, which is in turn wholly-owned by The NTX-II Trust, an Isle of Man Trust. The trustee of the trust is Verrall Limited, an Isle of Man corporation. Pursuant to the trust agreement, the trustee has sole power to vote and dispose of the shares. The address of Maxtech Enterprises Limited is Suite 835A, Europort, Gilbraltar. The address of Verrall Limited is c/o Dickinson, Cruickshank & Co., 33/37, Althol Street, Douglas IM1 1LB, Isle of Man.
(5) Intel's address is 2200 Mission College Boulevard, Santa Clara, CA 95052, U.S.A.

(6) Mr. Roberts' address is c/o M.I.T. Sloan School of Management, 50 Memorial Drive, E52-535, Cambridge, MA 02142-1347, U.S.A.
(7) Mr. McGregor's address is c/o Dow Jones China, Unit 1101, Tower A, Beijing Ke Lun Building, 12A Guanghua Lu, Chaoyang District, Beijing 100020, People's Republic of China.
(8) Mr. Chang's address is c/o Morningside Asia Advisory Limited, 22/F, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong.
(9) Mr. Gurnee's address is c/o Sohu.com Inc., 7 Jianguomen Nei Avenue, Suite 519, Tower 2, Bright China Chang An Building, Beijing 100005, People's Republic of China.
(10) Mr. Koo's address is c/o Sohu.com Inc., 7 Jianguomen Nei Avenue, Suite 519, Tower 2, Bright China Chang An Building, Beijing 100005, People's Republic of China.
(11) Mr. Chan's address is c/o Sohu.com Inc., 7 Jianguomen Nei Avenue, Suite 519, Tower 2, Bright China Chang An Building, Beijing 100005, People's Republic of China.
(12) Mr. Zhao's address is c/o Sohu.com Inc., 7 Jianguomen Nei Avenue, Suite 519, Tower 2, Bright China Chang An Building, Beijing 100005, People's Republic of China.
(13) These shareholders and certain other shareholders are parties to a voting agreement under which they have agreed to vote together in favor of their nominees to our board of directors. See "Certain Transactions".

                              CERTAIN TRANSACTIONS

   We have entered into an agreement whereby we provide Internet advertising and promotional services to a subsidiary of Intel Corporation, one of our shareholders. The total amount of revenue recorded under this agreement was $0, $175,000 and $178,000 for the years ended December 31, 1997, 1998 and 1999, respectively. During 1999, affiliates of Maxtech Enterprises Limited, one of our shareholders, provided certain professional and managerial services to us. The estimated fair value of these services was approximately $60,000 for the year ended December 31, 1999. In connection with these services, Maxtech received a warrant from us in October 1999 giving it the right to purchase 81,798 shares of our common stock at a price of $6.1126 per share. This warrant is exercisable during the two year period from the date of its issuance.

   Sohu, Charles Zhang and holders of our Series A, B, B-1 and C preferred stock are parties to the second amended and restated stockholders' voting agreement. This agreement provides that, among other things:

  . Dow Jones and Intel may each nominate one director to our board of directors;

  . Harrison Enterprises and Maxtech Enterprises may jointly nominate one director to our board of directors;

  . all of the parties will vote the voting securities owned by them in favor of the nominees specified above; and

  . none of the parties will vote to remove any director nominated in accordance with the stockholders' voting agreement, other than for cause, without the consent of the party entitled to nominate the director.

   The parties to the stockholders' voting agreement, with the exception of Charles Zhang, together with Hikari Tsushin, Inc., Internet Creations Limited, a subsidiary of Pacific Century Cyberworks Limited, and Legend New-Tech Investment Limited, a subsidiary of Legend Holdings Limited, have entered into the third amended and restated investor rights agreement. This agreement provide that, among other things:

  . parties holding more than 20% of our outstanding common stock (excluding shares of common stock acquired by our founding shareholders pursuant to the exercise of stock options or warrants or the conversion of preferred stock) have the right to require the filing of one registration statement with the Securities and Exchange Commission during any six month period, and no more than two over any period, to register for sale shares of our common stock owned by them;

  . parties proposing to sell common stock at an aggregate price to the public of $500,000 or more have the right to require the filing of a Form S-3 registration statement with the Securities and Exchange Commission during any six month period to register for sale the shares of common stock owned by them; and

  . all parties have rights to participate in registration statements filed by Sohu for the sale of our common stock in an underwritten offering for its own account or for the account of other shareholders.

   The existence and exercise of these registration rights may make it more difficult for us to arrange future financing and may have an adverse effect on the market price of our common stock. See "Description of Capital Stock --
 Registration Rights".

   During 1999, an affiliate of Maxtech Enterprises extended a one-time $1,500,000 loan to us. This loan was subsequently converted into shares of our Series C preferred stock as part of our Series C preferred stock financing.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our stock. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Future sales of substantial amounts of our stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our stock.

   Upon completion of this offering, we expect to have     shares of common
stock outstanding or     shares if the underwriters fully exercise their over-
allotment option to purchase additional shares. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction under the Securities Act, except for any such shares which may be acquired by one of our affiliates. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All shares of common stock outstanding prior to this offering are "restricted securities", as such term is defined under Rule 144, because they were issued in private transactions not involving a public offering. These shares may not be sold in the absence of registration other than in accordance with Rule 144 or Rule 701 under the Securities Act or another exemption form registration. This prospectus may not be used in connection with any resale of shares of common stock acquired in this offering by our affiliates.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

   Our officers, directors and preferred shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

Rule 144

   In general, under Rule 144 if a period of at least one year has elapsed since the later of the date the restricted shares were acquired from Sohu and the date they were acquired from an affiliate, then the holder of such restricted shares, including an affiliate, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

  .  one percent of the then outstanding shares; and

  . the average weekly reported volume of trading of such shares on Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

   The holder may only sell such shares through unsolicited brokers' transactions. Sales under Rule 144 are also subject to certain requirements pertaining to:

  .  the manner of such sales;

  .  notices of such sales; and

  .  the availability of current public information concerning Sohu.

Rule 144(k)

   Under Rule 144 (k), a holder of restricted shares may sell shares immediately without regard to the volume limitations and other restrictions described above if:

  . a period of at least two years has passed between the later of (1) the date restricted securities were acquired from Sohu and (2) the date they were acquired from an affiliate, as applicable;

  .  the holder is not an affiliate at the time of the sale; and

  . the holder has not been an affiliate for at least three months prior to the sale.

   Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing summary of Rule 144 is not intended to be a complete description.

Rule 701

   In general, under Rule 701 of the Securities Act as currently in effect, each of our directors, officers, employees, consultants or advisors who purchased shares of common stock from us in connection with a compensatory share plan or other written agreement may be eligible to resell such shares 90 days after the closing of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained
in Rule 144. Beginning 90 days after the date of this prospectus,     shares
acquired upon exercise of options issued under our stock option plan will be outstanding and eligible for sale in reliance upon Rule 701. Additional shares may be available if options are exercised in the 180-day period following the date of this prospectus.

Registration Rights

   After completion of this offering, the holders of approximately     shares
of common stock, or their transferees, will be entitled to exercise rights to cause us to register those shares for resale under the Securities Act. These holders have these registration rights under the provisions of a registration rights agreement that was entered into in connection with the private placement of our Series B, Series B-1, Series C and Series D preferred stock. These rights cover the shares of common stock into which the preferred stock will be converted upon completion of this offering, as well as any shares obtained by these shareholders from time to time after this offering. Registration of these shares of our common stock would permit the sale of these shares without regard to the restrictions of Rule 144. For a further description of these registration rights, see the "Certain Relationships" section of this prospectus.

Stock Incentive Plan

   Immediately after this offering, we intend to file a registration statement under the Securities Act covering 900,000 shares of common stock reserved for issuance under our stock incentive plan. This registration statement is expected to be filed as soon as practicable after the closing of this offering.

   Through January 31, 2000, options to purchase 527,647 shares had cumulatively been issued and are outstanding. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume and other limitations applicable to our affiliates and, in the case of some of the options, the expiration of lockup agreements.

                          DESCRIPTION OF CAPITAL STOCK

General

   Our fifth amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, authorize the issuance of up to 11,500,000 shares of common stock, par value $0.001 per share, and 5,600,000 shares of preferred stock, par value $0.001 per share, the rights and preferences of which may be established from time to time by our board of directors. The following summarizes the terms and provisions of our capital stock upon the closing of this offering. The summary is not complete, and you should read the forms of our fifth amended and restated certificate of incorporation and bylaws, which will be filed as exhibits to the registration statement of which this prospectus is a part. As of January 31, 2000, 3,621,410 shares of common stock were issued and outstanding, 5,459,400 shares of convertible preferred stock (Series A, B, B-1, C and D) convertible into 6,618,673 shares of common stock were issued and outstanding and options and warrants to purchase 626,790 shares of common stock were issued and outstanding.

Common Stock

   Under our fifth amended and restated certificate of incorporation, holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors. They do not have cumulative voting rights, so that holders of a plurality of the shares of common stock present at a meeting at which a quorum is present will be able to elect all of our directors eligible for election in a given year. The holders of a majority of the voting power of the issued and outstanding common stock will constitute a quorum. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of legally available funds. In case of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after payment of all of our liabilities and liquidation preference of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. After the closing of this offering, there will be no shares of preferred stock outstanding.

Preferred Stock

   Our board of directors will be authorized to issue preferred stock in one or more series and to establish the number of shares to be included in each series and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions of each series. Because the board of directors will have the power to establish the preferences and rights of the shares of any series of preferred stock, it may afford the holders of any series of preferred stock preferences, powers and rights, including voting rights, senior to the rights of the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company.

Registration Rights

   A number of our shareholders are parties to the third amended and restated investor rights agreement. Under the terms of the agreement, parties holding more than 20% of our outstanding common stock (excluding shares of common stock acquired by our founding shareholders pursuant to the exercise of stock options or warrants or the conversion of preferred stock) has the right to require the filing of one registration statement with the SEC during any six month period, and no more than two over any period, to register for sale shares of common stock owned by them. We are also obligated to register any of the shares of common stock issuable upon conversion of the preferred stock held by other parties to the agreement if they request to be included in the registration. These parties, in the aggregate, have two demand registration rights. Furthermore, if we become eligible to file registration statements on Form S-3, any party to the agreement may require us to file a registration statement on Form S-3 under the Securities Act to register for sale shares of common stock owned by them. We are also obligated to register the shares of common stock issuable upon conversion of the preferred stock held by parties to the agreement if they request to be included in the registration, although we will not be required to effect any Form S-3 registration more than once in any 180 day period. In addition, holders of preferred stock which are parties to the agreement will be entitled to require us to register the common stock owned by them or issuable upon the conversion of their preferred stock when we register common stock for our own account or the account of other shareholders. This type of registration right is commonly known as a "piggyback" registration right.

   The foregoing registration rights are subject to certain conditions and limitations, including:

  . the right of the underwriters in any underwritten offering to limit the number of shares of common stock held by shareholders with registration rights to be included in any demand, Form S-3 or piggyback registration; and

  . our right to delay for up to 90 days the filing or effectiveness of a registration statement pursuant to a demand for registration if the board of directors determines that the registration would not be in our best interest at that time.

   We are generally required to bear all of the expenses of all registrations, except underwriting discounts and commissions. Registration of any of the shares of common stock held by shareholders with registration rights would result in those shares becoming freely tradable without restriction under the Securities Act immediately after effectiveness of the registration. We have agreed to indemnify the holders of registration rights in connection with demand, Form S-3 and piggyback registration under the terms of the third amended and restated investor rights agreement.

Anti-Takeover Effects of Delaware Law and Our Fifth Amended and Restated Certificate of Incorporation and Bylaws

 Section 203 of the Delaware General Corporation Law

   We must comply with the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner.

   A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation's voting stock. Under Section 203, a business combination between our company and an interested shareholder is prohibited unless it satisfies one of the following three conditions:

  . our board of directors must have previously approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

  . upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by (1) persons who are directors and also officers and (2) employee stock plans, in some instances; or

  . the business combination is approved by our board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder.

   Provisions of our fifth amended and restated certificate of incorporation and amended and restated bylaws, which are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in it its best interest, including those attempts that might result in a premium over the market price for the shares of common stock held by our shareholders.

 Classified Board of Directors

   Our certificate of incorporation provides that the number of directors shall be fixed from time to time by a resolution of the board of directors. Upon the completion of this offering, our board of directors will be divided into two classes of directors serving staggered two-year terms. As a result, approximately one-half of the board of directors will be elected each year. With respect to each class, a director's term will be subject to the election and qualification of their successors, or their earlier death, resignation or removal. In addition, our board of directors may be removed only for cause. These provisions, when coupled with the provision of our fifth amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a shareholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

 Stockholder Action; Special Meetings of Shareholders

   Our fifth amended and restated certificate of incorporation eliminates the ability of shareholders to act by written consent. It further provides that special meetings of our shareholders may be called only by the chairman of the board of directors, the president or a majority of the board of directors. These provisions may render it more difficult for shareholders to take action opposed by the board of directors.

 Advance Notice Requirements for shareholder Proposals and Director Nominations

   Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed to shareholders or made public, whichever first occurs. In the case of a special meeting of shareholders called for the purpose of electing directors, notice by the shareholder in order to be timely must be received not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meting was made, whichever first occurs. Our amended and restated bylaws also specify certain requirements as to the form and content of a shareholder's notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders.

 Authorized But Unissued Shares

   The authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

 Indemnification, and Limitation of Liability for Directors and Officers

   Our fifth amended and restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the laws of the State of Delaware. Our charter also provides that a director of our company shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended.

   The indemnification rights conferred by our certificate of incorporation are not exclusive of any other right to which a person seeking indemnification may otherwise be entitled. We will also provide liability insurance for our directors and officers for certain losses arising from claims or charges made against them, while acting in their capacities as directors or officers.

Transfer Agent and Registrar

   We intend to appoint a transfer agent and registrar located in New York, New York.

                                    TAXATION

Certain United States Tax Consequences to Non-U.S. Holders of Common Stock

   This section summarizes certain United States federal income and estate tax consequences of the ownership and disposition of common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

  .  a nonresident alien individual,

  .  a foreign corporation,

  .  a foreign partnership, or

  . an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.

   This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.


 You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.


Dividends

   Generally, a percentage of any dividend paid by a United States corporation that received at least 80-percent of its gross income from one or more active foreign businesses for the three tax years before the tax year in which the dividend is paid (or, if the corporation has no gross income for such three-year period, in the tax year in which the dividend is paid) is not subject to withholding of United States federal income tax. The applicable percentage is determined by dividing the corporation's foreign gross income for the testing period by the corporation's total gross income for that period. Any remaining portion of the dividend would be subject to withholding tax as described below. We believe that we are likely to satisfy the 80-percent foreign business requirement, but this conclusion is a factual determination made annually and no assurances can be made that we will do so.

   Except for that portion of any dividend not subject to withholding as described above and except as described below, if you are a non-U.S. holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Under currently effective United States Treasury regulations, for purposes of determining if dividends are subject to the 30% withholding tax, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country, unless the person making the payment has knowledge to the contrary. Under current interpretations of United States Treasury regulations, this presumption also applies for purposes of determining whether a lower withholding rate applies under an income tax treaty.

   Under United States Treasury regulations that will generally apply to dividends paid after December 31, 2000, you must satisfy certain certification requirements in order to claim the benefit of a lower treaty rate. Additionally, if you are a partner in a foreign partnership that holds the common stock, you, in addition to the foreign partnership, must satisfy the certification requirements and the partnership must provide certain information as well. The Internal Revenue Service will apply a look-through rule in the case of tiered partnerships.

   If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

   If the dividends are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment, or in the case of an individual a "fixed base", that you maintain in the United States, then the dividends generally are not subject to withholding tax, provided you file the appropriate Internal Revenue Service form with the payor. Instead, "effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

   If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

   If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:

  . the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment, or in the case of an individual a "fixed base", that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

  . you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are satisfied, or

  . we are or have been a "United States real property holding corporation" for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the common stock and you are not eligible for any treaty exemption.

   If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

   We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Taxes

   Common stock held by an individual who is a non-U.S. holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

   Under currently applicable law, if you are a non-U.S. holder, dividends paid to you at an address outside the United States will not be subject to United States information reporting requirements or backup withholding tax. Beginning with respect to payments made after December 31, 2000, a non-U.S. holder will be entitled to such exemption only if the non-U.S. holder provides a Form W-8 (or satisfies certain documentary evidence requirements for establishing that it is a non-U.S. holder) or otherwise establishes an exemption.

   If you sell your common stock outside of the United States through a non-U.S. office of a non-U.S. broker, and the sales proceeds are paid to you outside the United States, then United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that:

  .  is a United States person,

  . derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States,

  . is a "controlled foreign corporation" as to the United States, or with respect to payments made after December 31, 2000, is a foreign partnership, if at any time during its tax year:

    -- one or more of its partners are U.S. persons, as defined in United
       States Treasury regulations, who in the aggregate hold more than 50% of the income or capital interests in the partnership, or

    -- at any time during its tax year, the foreign partnership is engaged in a United States trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person or you otherwise establish an exemption.

   If you receive payments of the proceeds of a sale of common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless you certify, under penalties of perjury, that you are a non-U.S. person or you otherwise establish an exemption.

   You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated      , 2000, we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation is acting as representative, the following respective numbers of shares of common stock:

      Underwriter                                               Number of Shares
      -----------                                               ----------------
Credit Suisse First Boston Corporation.........................
Donaldson, Lufkin & Jenrette Securities Corporation............
Warburg Dillon Read LLC........................................
                                                                      ----
  Total........................................................
                                                                      ====

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted the underwriters a 30-day option to purchase up to additional shares of common stock from us at the initial public offering price, less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $   per share. The
underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representative.

   The following table summarizes the compensation and estimated expenses we will pay.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting discounts
 and commissions
 paid by us.............       $              $              $              $
Expenses payable by us..       $              $              $              $

   We will reimburse certain expenses of Credit Suisse First Boston Corporation and its affiliates incurred in connection with this offering.

   The underwriters have informed us that they do not expect discretionary sales to exceed 5% of our common stock being offered.

   The underwriters for this offering have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer shares of common stock.

   Each of the underwriters severally represents and agrees that:

   In the United Kingdom:

  . it has not offered or sold, and prior to the date six months after the date of issue of the common stock will not offer or sell, any shares of common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulation 1995;

  . it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom;

  . it has only issued or passed on and will only issue or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on;

   In Japan:

  . it has not offered or sold and will not offer or sell, directly or indirectly, in Japan or to or for the account of any resident of Japan any shares of common stock, except (1) under an exemption from the registration requirements of the securities and Exchange Law of Japan and (2) in compliance with any other applicable requirements of Japanese law;

  . it will send to any dealer who purchases from it any shares of common stock a notice stating in substance that, by purchasing such shares, the dealer represents and agrees that it has not offered or sold, and will not offer or sell, any shares of common stock, directly or indirectly, in Japan or to or for the account of any resident thereof except pursuant to any exemption from the registration requirements of the Securities and Exchange Law of Japan, and that the dealer will send to any other dealer to whom it sells any shares of common stock a notice containing substantially the same statement as is contained in this sentence;

   In Hong Kong:

  . it has not offered or sold and will not offer or sell any shares of common stock in Hong Kong by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, except in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Chapter 32) of Hong Kong;

  . it has not issued and will not issue any initiation or advertisement relating to the common stock in Hong Kong, except if permitted to do so by the securities law of Hong Kong, other than with respect to shares of common stock intended to be disposed of to persons outside Hong Kong or to be disposed of in Hong Kong only to persons whose business involves the acquisition, disposal or holding of shares whether as principal or agent; and

   In Singapore:

  . it has not and will not offer or sell any shares of common stock or distribute any document or other material relating to the common stock, either directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 106C of the Companies Act, Chapter 50 of Singapore,
     (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 106D of the Companies Act Chapter 50 of Singapore or (3) otherwise pursuant to, and in accordance with the conditions of, any other provision of the Companies Act Chapter 50 of Singapore.

   A copy of this prospectus has been lodged with the Registrar of Companies and Businesses in Singapore as an information memorandum for the purposes of
Section 106D of the Companies Act Chapter 50 of Singapore. The Registrar of Companies and Businesses in Singapore takes no responsibility as to the contents of this document.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

   Our officers, directors and preferred shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

   The underwriters will reimburse certain of our expenses incurred in connection with this offering.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

   We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "SOHU".

   Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and Credit Suisse First Boston Corporation, and does not reflect the market price for our common stock following this offering. Among the principal factors considered in determining the initial public offering price will be:

  . the information in this prospectus and otherwise available to the lead representative;

  .  market conditions for initial public offerings;

  .  the history of and prospects for the industry in which we will compete;

  .  our past and present operations;

  .  our past and present earnings and current financial position;

  .  the ability of our management;

  .  our prospects for future revenues and earnings;

  .  the present state of our development;

  . the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  . the general condition of the securities markets at the time of this offering.

   We can offer no assurance that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

   The representative on behalf of the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at anytime.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the securities in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of securities are effected. Accordingly, any resale of the securities in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Purchasers

   Each purchaser of securities in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (1) such purchaser is entitled under applicable provincial securities laws to purchase such securities without the benefit of a prospectus qualified under such securities laws, (2) where required by law, that such purchaser is purchasing as principal and not as agent, and (3) such purchaser has reviewed the text above under "Resale Restrictions".

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of securities to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any securities acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of securities acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and with respect to the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

                            VALIDITY OF COMMON STOCK

   The validity of the common stock will be passed upon for Sohu.com Inc. by Sullivan & Cromwell, Hong Kong and New York, New York. Certain legal matters under U.S. federal and New York law will be passed upon for the underwriters by Cravath, Swaine & Moore, Hong Kong and New York, New York. Certain legal matters as to PRC law will be passed upon for Sohu.com Inc. by TransAsia Lawyers, Beijing and for the underwriters by Commerce & Finance Law Offices, Beijing.

                                    EXPERTS

   The consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting. We have included in this prospectus descriptions concerning PRC laws and regulations and our regulatory compliance in reliance upon the opinion of TransAsia Lawyers, which opinion is summarized in this prospectus, and their authority as experts in PRC legal matters.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered in this offering. This prospectus does not contain all of the information in the Registration Statement and the exhibits. We have omitted certain portions pursuant to the rules and regulations of the Securities and Exchange Commission.

   As a result of this offering, we will become subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we will file reports and other information with the Securities and Exchange Commission.

   For further information with respect to us and the shares being offered in this offering, please refer to the Registration Statement, including the exhibits filed therewith. You can inspect and copy the Registration Statement and the exhibits as well as other reports and information at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at the regional offices of the Securities and Exchange Commission at Seven World Trade Center, 13th Floor, New York, New York 10048; and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of these materials from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Further information on the operation of the Public Reference Room in Washington, D.C. can be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330.

   The Securities and Exchange Commission also maintains a Web site that contains reports, proxy statements and other information about issuers, such as Sohu.com Inc., who file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

   You should rely only on the information contained in this prospectus. We have not authorized anyone to give any information or make any representation about us or this offering that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to buy, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                                 SOHU.COM INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Accountants......................................... F-2
Consolidated Balance Sheets as of December 31, 1998 and 1999; and Pro
 forma December 31, 1999 (unaudited)...................................... F-3
Consolidated Statements of Operations for each of the three years ended
 December 31, 1997, 1998 and 1999......................................... F-4
Consolidated Statements of Cash Flows for each of the three years ended
 December 31, 1997, 1998 and 1999......................................... F-5
Consolidated Statements of Stockholders' Equity (Deficit) for each of the three years ended December 31, 1997, 1998 and 1999....................... F-6
Notes to Consolidated Financial Statements................................ F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Sohu.com Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders' equity (deficit) expressed in U.S. dollars present fairly, in all material respects, the financial position of Sohu.com Inc. (the "Company") and its subsidiary at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers

Beijing, People's Republic of China
February 2, 2000

                                 SOHU.COM INC.

                          CONSOLIDATED BALANCE SHEETS
            (Amounts in thousands of US dollars, except share data)

                                                                   Pro Forma
                                       December 31, December  31, December 31,
                                           1998         1999          1999
                                       ------------ ------------- ------------
                                                                  (unaudited)
                ASSETS
Current assets:
  Cash and cash equivalents...........    $1,232       $3,924        $3,924
  Accounts receivable, net............        68          401           401
  Accounts receivable-related
   parties............................       158           37            37
  Prepaid and other current assets....        49          126           126
                                          ------       ------        ------
    Total current assets..............     1,507        4,488         4,488
Fixed assets, net.....................       236          999           999
Other assets, net.....................        35        1,589         1,589
                                          ------       ------        ------
                                          $1,778       $7,076        $7,076
                                          ======       ======        ======
 LIABILITIES AND SHAREHOLDERS EQUITY
               (DEFICIT)
Current liabilities:
  Accounts payable....................    $   72       $  500        $  500
  Accrued liabilities.................       132        1,411         1,411
                                          ------       ------        ------
    Total current liabilities.........       204        1,911         1,911
Commitments and contingencies (Note
 10)
Series B Mandatorily Redeemable
 Convertible Preferred Stock: $0.001
 par value per share (2,077,205 shares
 authorized; 2,074,790 and 2,077,205
 shares issued and outstanding at
 December 31, 1998 and 1999, no shares
 issued and outstanding on a Pro Forma
 basis at December 31, 1999)..........     2,362        2,831            --
Series C Mandatorily Redeemable
 Convertible Preferred Stock; $0.001
 par value per share (1,479,507 shares
 authorized, issued and outstanding at
 December 31, 1999, no shares issued
 and outstanding on a Pro Forma basis
 at December 31, 1999)................                  7,376            --
                                          ------       ------        ------
    Total Mandatorily Redeemable
     Convertible Preferred Stock......     2,362       10,207            --
Shareholders' equity (deficit):
  Series A Preferred Stock: $0.001 par
   value per share (1,125,000 shares
   authorized, issued and outstanding
   at December 31, 1998 and 1999, no
   shares issued and outstanding on a
   Pro Forma basis at December 31,
   1999)..............................         1            1            --
  Common Stock: $0.001 par value per
   share (11,500,000 shares
   authorized; 3,563,595, 3,621,410
   and shares issued and outstanding
   at December 31, 1998 and 1999; and
   9,462,395 shares issued and
   outstanding on a Pro Forma basis at
   December 31, 1999..................         4            4             9
Additional paid-in capital............       255          389        10,592
Deferred compensation and other.......        --          (22)          (22)
Accumulated deficit...................    (1,048)      (5,414)       (5,414)
                                          ------       ------        ------
    Total shareholders' equity
     (deficit)........................      (788)      (5,042)        5,165
                                          ------       ------        ------
                                          $1,778       $7,076        $7,076
                                          ======       ======        ======

  The accompanying notes are an integral part of these consolidated financial statements.

                                 SOHU.COM INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (Amounts in thousands of US dollars, except share data)

                                                       Year ended
                                         --------------------------------------
                                         December 31, December 31, December 31,
                                             1997         1998         1999
                                         ------------ ------------ ------------
Revenues (including related party
 amounts of $0, $175 and $178)              $   78       $  472      $ 1,617
Costs and expenses:
 Cost of revenues*.....................         19          215        1,576
 Product development*..................         50          208          427
 Sales and marketing*..................         94          351        1,758
 General and administrative* (including
  related party amounts of $60 in
  1999)................................         75          308        1,270
 Stock-based compensation..............        --           --            46
                                            ------       ------      -------
   Total costs and expenses............        238        1,082        5,077
                                            ------       ------      -------
 Operating loss........................       (160)        (610)      (3,460)
 Interest income.......................        --            23           25
 Interest expense-related party........        --           (28)         (14)
                                            ------       ------      -------
Net loss...............................       (160)        (615)      (3,449)
Accretion on Series B and C mandatorily
 redeemable convertible preferred
 stock.................................        --          (244)        (917)
                                            ------       ------      -------
Net loss attributable to common
 stockholders..........................     $ (160)      $ (859)     $(4,366)
                                            ======       ======      =======
Basic and diluted net loss per share
 attributable to common stockholders...     $(0.05)      $(0.24)     $ (1.22)
                                            ======       ======      =======
Shares used in computing basic and
 diluted net loss per share............      3,500        3,564        3,588
                                            ======       ======      =======
Basic and diluted pro forma net loss
 per share (unaudited).................                              $ (0.41)
                                                                     =======
Shares used in computing basic and
 diluted pro forma net loss per share
 (unaudited)...........................                                8,314
                                                                     =======

*Excluding 1999 stock-based compensation expense--see Note 14.


  The accompanying notes are an integral part of these consolidated financial statements.

                                 SOHU.COM INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
            (Amounts in thousands of US dollars, except share data)

                                                Year ended
                                  ---------------------------------------
                                  December 31, December  31, December 31,
                                      1997         1998          1999
                                  ------------ ------------- ------------
Cash flows from operating
 activities:
 Net loss........................    $(160)       $ (615)      $(3,449)
 Adjustments to reconcile net
  loss to net cash used in
  operating activities:
  Loss on disposal of fixed
   assets........................      --            --              6
  Depreciation and amortization..        3            23           277
  Services rendered by
   shareholder...................      --            --             60
  Stock-based compensation
   expense.......................      --            --             46
  Amortization of discount on
   convertible promissory notes..      --             25           --
Changes in assets and
 liabilities:
 Accounts receivable.............      (13)          (55)         (333)
 Accounts receivable--related
  parties........................      --           (158)          121
 Prepaids and other current
  assets.........................      111           (35)          (77)
 Other assets....................       (9)          (26)          (78)
 Accounts payable................       23            49           428
 Accrued liabilities.............       (1)          114         1,279
                                     -----        ------       -------
   Net cash used in operating
    activities...................      (46)         (678)       (1,720)
Cash flows from investing
 activities:
 Acquisition of fixed assets.....      (30)         (227)         (942)
 Acquisition of other assets.....      --            --         (1,580)
 Disposal of fixed assets........      --            --              1
                                     -----        ------       -------
   Net cash used in investing
    activities...................      (30)         (227)       (2,521)
Cash flows from financing
 activities:
 Issuance/(repayment) of
  Convertible Promissory Notes--
  related party..................      100          (100)        1,500
 Issuance of Series C Mandatorily
  Redeemable Convertible
  Preferred Stock ...............      --            --          5,426
 Issuance of Series B Mandatorily
  Redeemable Convertible
  Preferred Stock................      --          2,118           --
 Issuance of Common Stock........      --              8             7
                                     -----        ------       -------
 Net cash provided by financing
  activities.....................      100         2,026         6,933
   Net increase/(decrease) in
    cash and cash equivalents....       24         1,121         2,692
Cash and cash equivalents at
 beginning of period.............       87           111         1,232
                                     -----        ------       -------
Cash and cash equivalents at end
 of period.......................    $ 111        $1,232       $ 3,924
                                     =====        ======       =======
Non-cash financing activity:
 Conversion of convertible
  promissory note and accrued
  interest into Series C
  Mandatorily Redeemable
  Convertible Preferred Stock....    $ --         $  --        $ 1,514
                                     =====        ======       =======


  The accompanying notes are an integral part of these consolidated financial statements.

                                 SOHU.COM INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
            (Amounts in thousands of US dollars, except share data)

                             Series A
                         Preferred Stock    Common Stock                                           Total
                         ---------------- ---------------- Additional   Deferred               Shareholders'
                          Shares           Shares           Paid-in-  Compensation Accumulated    Equity
                          Issued   Amount  Issued   Amount  Capital    and Other     Deficit     (Deficit)
                         --------- ------ --------- ------ ---------- ------------ ----------- -------------
Balance, January 1,
 1997................... 1,125,000  $ 1   3,500,000  $ 4      $222       $ --        $   (29)     $   198
 Issuance of warrants...       --   --          --   --         25         --            --            25
 Net loss...............       --   --          --   --        --          --           (160)        (160)
                         ---------  ---   ---------  ---      ----       -----       -------      -------
Balance, December 31,
 1997................... 1,125,000    1   3,500,000    4       247         --           (189)          63
 Issuance of common
  stock.................       --   --       63,595  --          8         --            --             8
 Accretion of Series B
  Mandatorily Redeemable
  Convertible Preferred
  Stock.................       --   --          --   --        --          --           (244)        (244)
 Net loss...............       --   --          --   --        --          --           (615)        (615)
                         ---------  ---   ---------  ---      ----       -----       -------      -------
Balance, December 31,
 1998................... 1,125,000    1   3,563,595    4       255         --         (1,048)        (788)
 Issuance of common
  stock.................       --   --       57,815  --          7         --            --             7
 Accretion of Series B
  and C Mandatorily
  Redeemable Convertible
  Preferred Stocks......       --   --          --   --        --          --           (917)        (917)
 Issuance of
  compensatory stock
  options...............       --   --          --   --         67         (67)          --           --
 Amortization of
  deferred
  compensation..........       --   --          --   --        --           46           --            46
 Services rendered by
  shareholder...........       --   --          --   --         60         --            --            60
 Foreign currency
  translation
  adjustment............                                                    (1)          --            (1)
 Net loss...............       --   --          --   --        --          --         (3,449)      (3,449)
                         ---------  ---   ---------  ---      ----       -----       -------      -------
Balance, December 31,
 1999................... 1,125,000  $ 1   3,621,410  $ 4      $389       $(22)       $(5,414)     $(5,042)
                         =========  ===   =========  ===      ====       =====       =======      =======



   The accompanying notes are an integral part of these financial statements.

                                 SOHU.COM INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in thousands of US dollars, except number of shares and per share data)

1. Organisation and Nature of Operations

   Sohu.com Inc. (the "Company") was incorporated in Delaware, USA in August 1996 under the name of Internet Technologies China, Inc. The Company changed its name to Sohu.com Inc. in September 1999. The Company does not have any substantive operations of its own and substantially all of its primary business operations are conducted through its wholly-owned subsidiary, Sohu ITC Information Technology (Beijing) Co., Ltd., which was incorporated in the People's Republic of China during 1997. The Company offers internet-based advertising and content through its internet portal site, Sohu.com. The Company conducts its business within one industry segment and markets its products and services to clients primarily in the People's Republic of China.

   The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America.

2. Summary of Significant Accounting Policies

 (a) Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary incorporated in the People's Republic of China. All intercompany balances and transactions have been eliminated.

 (b) Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 (c) Cash and cash equivalents

   The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents are composed primarily of investments in money market accounts stated at cost, which approximates fair value.

 (d) Fixed assets and depreciation

   Fixed assets, comprising computer hardware and office furniture and equipment, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years.

 (e) Other assets, net

   Other assets includes rental deposits, as well as computer software purchased from unrelated third parties which is being amortized over its estimated useful life of three years. Also included in other assets are direct costs related to the development of the Company's website which have been capitalized and are being amortized over their estimated useful life of three years.

   At December 31, 1999, the Company had incurred approximately $780 of transaction expenses relating to the Company's proposed initial public offering which are being deferred and included as other assets. Upon the successful closing of the Company's proposed initial public offering, these costs will be offset against the proceeds of the offering in Additional Paid-In-Capital.

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)

 (f) Impairment of long-lived assets

   The Company reviews long-lived assets based upon expected gross cash flows and will reserve for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. Based on its most recent analysis, the Company believes that there was no impairment of its fixed assets and intangible assets as at December 31, 1999.

 (g) Product development

   Cost incurred in the enhancement of the Company's website and the classification and organization of listings within internet properties and enhancements to existing products are charged to product development expense as incurred. Material software development costs, including direct costs related to the development of the Company's website, are capitalized as other assets once technological feasibility has been established. Website development costs are amortized over three years.

 (h) Foreign currency translation

   Foreign currency transactions are translated at the applicable rates of exchange in effect at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. Foreign currency transaction gains and losses were not material for any period presented.

   The Company's functional and reporting currency is the U.S. dollar. The functional currency of the Company's subsidiary in China is the Renminbi ("RMB"). Sales and purchase and other expense transactions are generally denominated in RMB. Accordingly, assets and liabilities of the China subsidiary are translated at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rates in effect during the reporting period. Gains and losses resulting from foreign currency translation, if material, are recorded in a separate component of shareholders' equity. Foreign currency translation adjustments of $0.1, $0.2 and $0.9 in 1997, 1998 and 1999, respectively, are included in Deferred Compensation and Other in the consolidated statement of shareholders equity (deficit) for the periods presented.

 (i) Advertising expense

   Advertising expenses are charged to the income statement when incurred. Included in sales and marketing expenses are advertising costs of $597 for the year ended December 31, 1999. Prior to 1999, the Company incurred no advertising costs.

 (j) Revenue recognition

   The Company's revenues are derived principally from the sale of banner advertisements pursuant to short-term contracts. Revenues on banner advertising contracts are recognized ratably over the period in which the advertisement is displayed. Company obligations typically also include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, the Company defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. The Company also earns revenue from sponsorship contracts whereby the Company provides services relating to the design, integration and co-ordination of content and links in channels on the Company's website. These development fees are recognized as revenue once the related services have been performed and the channel and related links have

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)

been placed on the Company's website. Revenue related to banner development services is recognized upon completion of the contract due to the short time period between when the contract is started and the service is completed.

   For all Company services, revenue is only recognized provided that no significant Company obligations remain at the end of the period and the collection of the resulting receivable is probable.

   Revenue from on-line commercial transactions will be recognized on a net commission basis following both successful on-line verification of customer payment and the shipment of products. To date, the Company has not recorded any revenues pursuant to such transactions.

 (k) Stock-based compensation

   The Company accounts for stock-based employee compensation arrangements in accordance with APB No. 25, "Accounting for Stock Issued to Employees", ("APB No. 25") and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", ("SFAS No. 123"). In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Company's common stock and the amount an employee must pay to acquire the stock, as determined on the date the option is granted. Total compensation cost as determined at the date of option grant is recorded in Shareholders' Equity as Additional Paid-in-Capital with an offsetting entry to Deferred Compensation. Deferred Compensation is amortized on an accelerated basis and charged to expense in accordance with FASB Interpretation No.28 (FIN 28) over the vesting period of the underlying options, generally ranging from two to four years.

 (l) Income taxes

   Income taxes are accounted for using an asset and liability approach which requires the recognition of income taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realised. As the Company has incurred losses since inception, no provision for income taxes has been made.

 (m) Net loss per share

   The basic net loss per share is computed by dividing the net income or loss available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income or loss per share is computed by dividing the net income or loss for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options and warrants and the conversion of preferred stock, are included in diluted net income or loss per share to the extent such shares are dilutive. The diluted net loss per share is the same as the basic net loss per share for all periods presented as all common equivalent shares have the effect of reducing the net loss per share and thus have not been included.

 (n) Pro forma net loss per share (unaudited)

   Pro forma net loss per share for the year ended December 31, 1999 is computed using the weighted average number of common shares outstanding, including the pro forma effect, on an as-if-converted basis, of the automatic conversion of Series B and C Mandatorily Redeemable Convertible Preferred Stock and Series

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)

A Preferred Stock into shares of common stock effective upon the closing of an initial public offering by the Company if and when the aggregate proceeds from the Offering are not less than $20,000 and with a price to the public of at least $38.576 per share. Pro forma diluted net loss per share is computed using the pro forma weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalent shares, composed of shares of common stock issuable upon the exercise of stock options and warrants, are not included in pro forma diluted net loss per share as this would reduce the net loss per share.

 (o) Comprehensive income

   Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the Company, the difference between comprehensive loss and net loss is attributable to foreign currency translation adjustments of $0.1, $0.2 and $0.9 for 1997, 1998 and 1999, respectively. Accordingly, comprehensive loss did not differ materially from net loss for the periods presented.

 (p) Stock split

   On October 15, 1999, the Company's Board of Directors approved a five-for-one stock split of the issued and outstanding common stock, which was effected on October 15, 1999. All shares and per share amounts have been retroactively adjusted to reflect this stock split.

 (q) Proposed initial public offering of common stock and pro forma balance sheet (unaudited)

   In conjunction with an initial public offering of the Company's common stock, (the "Offering"), all of the outstanding shares of Series B and C Mandatorily Redeemable Convertible Preferred Stock and Series A Preferred Stock will automatically convert into shares of common stock if and when the aggregate proceeds from the Offering are not less than $20,000 and with a price to the public of at least $38.576 per share. The pro forma effect of this conversion of preferred stock has been reflected in the accompanying unaudited Pro Forma Consolidated Balance Sheet at December 31, 1999.

3. Risks and Uncertainties

   Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, and accounts receivable. As of December 31, 1999, substantially all of the Company's cash and cash equivalents were held in two financial institutions; one institution is a federally insured financial institution located in the United States and the second institution is located in the People's Republic of China. At various times, the Company maintains cash balances in excess of United States federally insured limits or in institutions in the People's Republic of China. Accounts receivable are typically unsecured, denominated in Chinese RMB, and are derived from revenues earned from customers primarily located in the People's Republic of China. The Company performs ongoing credit evaluations of its customers and, if necessary, maintains reserves for potential credit losses. Historically, such losses have been within management's expectations.

   The Company's client base is limited. Revenues from its five largest customers represented 65%, 71% and 34% of total revenues for the three years ended December 31, 1997, 1998 and 1999, respectively. These same five customers represent 93% and 43% of accounts receivable as of December 31, 1998 and 1999, respectively.

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)


   The Company's sales and purchase and expense transactions are generally denominated in RMB and a significant portion of the Company's assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the Bank of China. Remittances in currencies other than RMB by the Company's subsidiary in China must be processed through the Bank of China or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance.

   The Company faces certain macro-economic and regulatory risks and uncertainties relating to the Company's China operations (see note 10).

4. Balance Sheet Components

                                                       December 31, December 31,
                                                           1998         1999
                                                       ------------ ------------
   Accounts receivable, net
     Accounts receivable..............................     $ 68        $  427
     Less: Allowance for doubtful accounts............      --            (26)
                                                           ----        ------
                                                           $ 68        $  401
                                                           ====        ======
   Fixed Assets
     Computer equipment...............................     $215        $1,029
     Office furniture and equipment...................       48           170
                                                           ----        ------
                                                            263         1,199
     Accumulated depreciation.........................      (27)         (200)
                                                           ----        ------
                                                           $236        $  999
                                                           ====        ======
   Other Assets
     Deferred offering costs..........................     $--         $  780
     Purchased computer software......................      --            669
     Website development costs........................      --            131
     Rental deposits and other........................       35           113
                                                           ----        ------
                                                             35         1,693
     Accumulated amortization.........................      --           (104)
                                                           ----        ------
                                                           $ 35        $1,589
                                                           ====        ======
   Accrued liabilities
     Compensation and benefits........................     $ 85        $  581
     Professional services............................       25           657
     Others...........................................       22           173
                                                           ----        ------
                                                           $132        $1,411
                                                           ====        ======

5. China contribution plan and profit appropriation

   The Company's subsidiary in China participates in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company's subsidiary to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)

employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution.

   Pursuant to the laws applicable to China's Foreign Investment Enterprises, the Company's subsidiary in China must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP); the other fund appropriations are at the Company's discretion. Since the Company's PRC subsidiary is in a loss position, no appropriations have been made.

6. Convertible Promissory Notes to Related Parties

   During 1999, the Company borrowed $1,500 through the issuance of a convertible promissory note to a preferred shareholder. The note bore interest at an annual rate of 4.79%; during 1999, the Company recognized interest expense of $14. The entire principal amount of the note plus accrued interest was converted automatically into Series C Preferred Stock upon the issuance of Series C Preferred Stock in October, 1999 (see Note 8).

   During 1997, the Company issued promissory notes to preferred shareholders totalling $100. These notes were subject to an annual interest rate of 10%. On March 21, 1998, the Company repaid the principal of $100 and related interest of $3. Warrants to purchase 46,255 shares of common stock at an exercise price of $0.20 per share were issued and vested in connection with the Company's issuance of these promissory notes. The amount of the proceeds attributable to the relative value of the warrants in the amount of $25 was recorded as a discount related to the promissory notes and is reflected as an adjustment to interest expense over the term of the notes. As of December 31, 1999, warrants to purchase 28,910 shares of Common Stock had been exercised and warrants to purchase 17,345 shares of Common Stock remained outstanding.

7. Series B Mandatorily Redeemable Convertible Preferred Stock

   At December 31, 1999, there were 2,077,205 shares of Series B and Series B-1 Mandatorily Redeemable Convertible Preferred Stock ("Series B Preferred Stock") authorized, issued and outstanding. The following table sets forth the activity related to the Series B Preferred Stock (amounts in thousands of US dollars, except share data):

                                  Series B       Series B-1        Total
                              ---------------- -------------- ----------------
                               Shares   Amount Shares  Amount  Shares   Amount
                              --------- ------ ------- ------ --------- ------
Balance at January 1, 1998...       --  $  --      --   $--         --  $  --
Issuance of preferred shares
 for cash, net of issue
 costs....................... 1,736,495  1,773 338,295   345  2,074,790  2,118
Accretion to estimated
 redemption value............              204            40               244
                              --------- ------ -------  ----  --------- ------
Balance at December 31,
 1998........................ 1,736,495  1,977 338,295   385  2,074,790  2,362
Exercise of warrants.........     2,415      2                    2,415      2
Accretion to estimated
 redemption value............              391            76               467
                              --------- ------ -------  ----  --------- ------
Balance at December 31,
 1999........................ 1,738,910 $2,370 338,295  $461  2,077,205 $2,831
                              ========= ====== =======  ====  ========= ======

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)


   Following amendment of the Company's Articles of Incorporation, the holders of Series B Preferred Stock have various rights and preferences as follows:

 Voting

   Each holder of Series B Preferred Stock has voting rights equal to the number of shares of common stock then issuable upon its conversion into common stock. Each holder of Series B Preferred Stock will generally vote together with the common stock shareholders.

 Dividends

   No dividends, whether in cash, in property or in shares of the common stock of the Company shall be declared on outstanding common shares unless the Board of Directors has declared a dividend for Series B Preferred Stock. Where dividends on Series B Preferred Stock are declared, dividends will be allocated to Series B Preferred shares based on the equivalent number of common shares into which such Series B Preferred Stock could be converted. The Board through December 31, 1999 has declared no dividends on Series B Preferred Stock.

 Liquidation

   In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Series A Preferred Stock, an amount equal to $1.0346 per share of Series B Preferred Stock, plus declared but unpaid dividends. After the liquidation preference of the holders of the Series B Preferred Stock has been satisfied, the holders of the Series A Preferred Stock shall be entitled to receive an amount equal to $.20 per share, plus declared but unpaid dividends. After setting apart or paying in full the preferential amounts due to the holders of Series B Preferred Stock and Series A Preferred Stock as noted above, the holders of the Series B Preferred Stock shall be entitled to receive an amount equal to $0.5173 per share, plus declared but unpaid dividends. Should the Company's legally available assets be insufficient to satisfy the liquidation preferences, the entire amount of assets will be distributed ratably to the holders of Series B Preferred Stock.

 Conversion

   Each share of Series B-1 Preferred Stock is convertible, at the option of the holder commencing from the date of issuance, into common shares on a share for share basis. Each share of Series B Preferred Stock was originally convertible, at the option of the Holder commencing from the date of issuance, to common shares on a share for share basis. Further adjustments to both of these ratios will be made where there are accrued and unpaid dividends on preferred stock or where common stock is issued at less than $0.20 per share. Certain events which occurred in 1998 resulted in a change to the conversion ratio for Series B Preferred Stock such that each share of Series B Preferred Stock became convertible using a basis of one share of Series B Preferred Stock for 1.667 shares of common stock. This change in the conversion ratio did not represent a beneficial conversion feature at the date of issuance of the Series B Preferred Stock in 1998. The Series B Preferred Stock will be converted automatically into Common Stock, at the then applicable conversion rate, upon the closing of an underwritten public offering of shares of Common Stock of the Company at a public offering price of at least $38.576 per share and gross proceeds to the Company in excess of $20,000.

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)


 Redemption

   After March 5, 2003, holders of Series B Preferred Stock may request that the Company redeem all the outstanding shares at a price of $2.069 per share plus any declared but unpaid dividends. Accordingly, the Series B Preferred Stock is being accreted to its estimated redemption value through deductions from retained earnings; such deductions totalled $244, and $467 for the years ended December 31, 1998 and 1999, respectively.

 Warrants

   In connection with the issuance of the Company's Series B Convertible Preferred Stock financing in 1998, the Company granted warrants to purchase 2,415 shares of the Company's Series B Convertible Preferred Stock at an exercise price of $1.035 per share. These warrants were exercised in 1999.

8. Series C Mandatorily Redeemable Convertible Preferred Stock

   In October 1999, the Company entered into a Series C Preferred Stock Purchase agreement, as amended, whereby the Company authorized 1,479,507 shares of the Company's Series C Mandatory Redeemable Convertible Preferred Stock ("Series C Preferred Stock") at an issue price of $4.702 per share. At December 31, 1999, there were 1,479,507 shares issued and outstanding. Following amendment of the Company's Articles of Incorporation, the holders of Series C Preferred Stock have various rights and preferences as follows:

 Voting

   Each holder of Series C Preferred Stock has voting rights equal to the number of shares of common stock then issuable upon its conversion into common stock. Each holder of Series C Preferred Stock will generally vote together with the common stock shareholders.

 Dividends

   No dividends, whether in cash, in property or in shares of the common stock of the Company shall be declared on outstanding common shares unless the Board of Directors has declared a dividend for Series C Preferred Stock. Where dividends on Series C Preferred Stock are declared, dividends will be allocated to Series C Preferred shares based on the equivalent number of common shares into which such Series C Preferred Stock could be converted. The Board through December 31, 1999 has declared no dividends on Series C Preferred Stock.

 Liquidation

   In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series C Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common stock, an amount equal to $4.702 per share, plus declared but unpaid dividends.

 Conversion

   Each share of Series C Preferred Stock is convertible, at the option of the holder commencing from the date of issuance, into common shares on a share for share basis. Adjustments to this ratio will be made where there are accrued and unpaid dividends on preferred stock or common stock. The Series C Preferred Stock will

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)

be converted automatically into Common Stock, at the then applicable conversion rate, upon the closing of an underwritten public offering of shares of Common Stock of the Company at a public offering price of at least $38.576 per share and gross proceeds to the Company in excess of $20,000.

 Redemption

   After September 9, 2004, holders of Series C Preferred Stock may request that the Company redeem all the outstanding shares at a price of $9.404 per share plus any declared but unpaid dividends. Accordingly, the Series C Preferred Stock is being accreted to its estimated redemption value through deductions from retained earnings; such deductions totalled $450 for the year ended December 31, 1999. The redemption rights of the Series C Preferred Stock are subordinate to the Series B Preferred Stock.

9. Series A Preferred Stock

   At December 31, 1999, there were 1,125,000 shares of Series A Preferred Stock ("Preferred A") issued and outstanding at an issue price of $0.20 per share. Following amendment of the Company's Articles of Incorporation, the holders of Preferred A shares have various rights and preferences as follows:

 Voting

   Each holder of Series A Preferred Stock has voting rights equal to the number of shares of common stock then issuable upon its conversion into common stock. Each holder of Series A Preferred Stock will generally vote together with the common stock shareholders.

 Dividends

   No dividends, whether in cash, in property or in shares of the capital stock of the Company shall be declared for Preferred A unless the Board of Directors has declared a dividend on outstanding common shares. Where dividends on Preferred A are declared, dividends will be allocated to Preferred A based on the equivalent number of common shares into which such preferred shares could be converted. The Board through December 31, 1999 has declared no dividends on Preferred A.

 Liquidation

   In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Common Stock or to the holders of the Series B, B-1 and C Preferred Stock after the satisfaction of the liquidation preference indicated in Note 7 above, an amount equal to $0.20 per share, plus declared but unpaid dividends.

 Conversion

   Each share of Series A Preferred Stock is convertible at the holder's option into common shares on a share for share basis. Adjustments to this ratio will be made where there are accrued and unpaid dividends on preferred stock or where common stock has been issued at less than $0.20 per share. The Series A Preferred Stock will be converted automatically into Common Stock, at the then applicable conversion rate, upon the closing of an underwritten, public offering of shares of Common Stock of the Company at a public offering price of at least $38.576 per share and gross proceeds for the Company in excess of $20,000.

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)


10. Commitments and Contingencies

   As of December 31, 1999, the Company had future minimum rental lease payments under non-cancellable operating leases as follows:

            2000.................................. $  597
            2001..................................    506
                                                   ------
                                                   $1,103
                                                   ======

   The Company recognized $56, $157 and $205 of rent expense for the years ended December 31, 1997, 1998 and 1999, respectively.

   The Chinese market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate an internet business and to conduct on-line advertising in the People's Republic of China. Though the People's Republic of China has, since 1978, implemented wide range market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place or are unclear regarding in what specific segments of these industries foreign owned entities, like the Company, may operate. The Company's legal structure and scope of operations in China could be subjected to restrictions which could result in severe limits to the Company's ability to conduct business in the People's Republic of China and this could have a material adverse effect on the Company's financial position, results of operations and cash flows.

11. Related Party Transactions

   The Company has entered into an agreement whereby the Company provides internet advertising and promotional services to a preferred shareholder. The total amount of revenue recorded under agreements with this preferred shareholder was $0, $175 and $178 for the three years ended December 31, 1997, 1998 and 1999, respectively. As of December 31, 1998 and 1999, $158 and $37, respectively, were included in Accounts receivable--related parties related to this arrangement.

   During 1999, in connection with a warrant issued by the Company to purchase 81,798 shares of common stock at an exercise price of $6.1126 per share, one of the Company's preferred shareholders arranged for certain of its affiliates to provide certain professional and managerial services to the Company. The estimated fair value of such expenses, amounting to approximately $60 for the year ended December 31, 1999, has been credited to additional paid-in capital. As of December 31, 1999 this warrant remains outstanding.

   Since 1998, the Company has had an arrangement whereby the Company provides a link from its website to a related party's website. In addition, the related party provides internet content on an updated daily basis to the Company's website. The link allows for certain news and other informational content to be made available to users of the Company's internet portal site, with revenues generated from advertising placed in conjunction with the service to be allocated between both parties on a contractually agreed basis. For the year ended December 31, 1999, the Company has recognized expense of $16 as a result of this collaborative arrangement.

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)


12. Income Taxes

   The Company is subject to taxes in both the United States and the People's Republic of China. The Company's subsidiary in China is governed by the Income Tax Law of the People's Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (the "PRC Income Tax Law"). Pursuant to the PRC Income Tax Law, wholly-owned foreign enterprises are subject to income tax at a statutory rate of 33% (30% State income tax plus 3% local income tax) on PRC taxable income. The Company is in a loss position in both the U.S. and China. No provision or benefit for income taxes have been provided in any periods. The following is a reconciliation between the U.S. federal statutory rate and the Company's effective tax rate:

                                                             December 31,
                                                            ------------------
                                                            1997   1998   1999
                                                            ----   ----   ----
   U.S. federal statutory rate:                             (34)%  (34)%  (34)%
     Foreign tax difference from U.S. rate.................   1      1      1
     Permanent book-tax differences........................ --      10      8
     Valuation allowance for deferred tax assets...........  33     23     25
                                                            ---    ---    ---
                                                              0 %    0 %    0 %
                                                            ===    ===    ===

   Significant components of the Company"s deferred tax assets and liabilities consist of the following:

                                                                 December 31,
                                                                 --------------
                                                                 1998    1999
                                                                 ------ -------
   Deferred tax assets:
     Net operating loss carry forwards.......................... $  59  $ 1,196
     Other book-tax basis differences...........................    12       25
                                                                 -----  -------
     Total deferred tax assets..................................    71    1,221
                                                                 -----  -------
     Valuation allowance........................................   (71)  (1,190)
                                                                 -----  -------
                                                                   --        31
                                                                 -----  -------
   Deferred tax liabilities:
     Capitalized expenses.......................................   --       (31)
                                                                 -----  -------
                                                                 $ --   $   --
                                                                 =====  =======

   The Company has provided a full valuation allowance against deferred tax assets due to the uncertainty surrounding their realization.

   As of December 31, 1999, the Company had federal net operating loss ("NOL") and Chinese NOL of approximately $689 and $2,915, respectively, available to offset future federal and Chinese income tax liabilities, respectively. The U.S. NOL will expire from 2012 to 2020 and the Chinese NOL will expire from 2002 to 2004.

13. Financial Instruments

   The carrying amount of the Company's cash and cash equivalents approximates their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximated their market values based on their short-term maturities. The fair value of related party receivables and payables is not readily determinable due to the related party nature of the accounts.

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)


14. Stock Options

   The Company has adopted a share option plan, which provides for the issuance of up to 900,000 shares of common stock. The share option plan allows for the grant of incentive share options qualified within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 and non-qualified share options, which do not so qualify.

   The Company has reserved 900,000 shares of Common Stock for issuance under the Company's Stock Option Plan and, at December 31, 1999, 589,043 options were available for grant under the plan.

   The following table summarizes the Company's stock option activity:

                                               Year Ended December 31,
                          -----------------------------------------------------------------
                                  1997                  1998                  1999
                          --------------------- --------------------- ---------------------
                                      Weighted              Weighted              Weighted
                                       Average               Average               Average
                            Options   Exercise    Options   Exercise    Options   Exercise
                          Outstanding Price ($) Outstanding Price ($) Outstanding Price ($)
                          ----------- --------- ----------- --------- ----------- ---------
Outstanding at beginning
 of Period..............    127,190     $0.10     127,190     $0.10      80,940     $0.10
 Granted................        --        --          --        --      366,299      6.46
 Exercised..............        --        --      (46,250)     0.10     (46,250)     0.10
 Cancelled..............        --        --          --        --       (5,342)     1.00
                            -------     -----     -------     -----     -------     -----
Outstanding at period
 end....................    127,190     $0.10      80,940     $0.10     395,647     $5.97
                            =======     =====     =======     =====     =======     =====

                     Options Outstanding at                Options Exercisable at
                        December 31, 1999                    December 31, 1999
          --------------------------------------------- ----------------------------
                      Weighted Average
Range of                 Remaining     Weighted Average             Weighted Average
Exercise    Number    Contractual Life  Exercise Price    Number     Exercise Price
Prices    Outstanding     (years)            ($)        outstanding       ($)
--------  ----------- ---------------- ---------------- ----------- ----------------
$0.10        34,690         6.32            $ 0.10        34,690         $ 0.10
$1.00        62,158         9.63            $ 1.00        28,935         $ 1.00
$4.70       130,349         9.87            $ 4.70        13,342         $ 4.70
$10.00      168,450         9.95            $10.00            --         $10.00

   Stock-based compensation. In connection with certain stock option grants during the year ended December 31, 1999, the Company recognized deferred stock compensation totalling $67 which is being amortized over the vesting periods of the related options, which generally range from two to four years. Compensation expense recognized during the year ended December 31, 1999 totalled $46 which related to the following cost and expense categories:

                                                                     Year Ended
                                                                    December 31,
                                                                        1999
                                                                    ------------
     Costs of revenues.............................................     $13
     Product development...........................................      11
     Sales and marketing ..........................................      14
     General and administrative....................................       8
                                                                        ---
                                                                        $46
                                                                        ===

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)


   Minimum value disclosures. The Company calculated the minimum value of stock option grants on the date of grant using the Black-Scholes pricing method with the following assumptions:

                                                                   Year Ended
                                                                  December 31,
                                                                      1999
                                                                  ------------
     Risk-free interest rate..................................... 4.96%-5.37%
     Expected life (years).......................................     1-4
     Expected dividend yield.....................................     --
     Volatility..................................................     --
     Weighted average grant date fair value of options granted
      during the period.......................................... $0.23-$3.19

   Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the stock option awards as prescribed by SFAS No. 123, the Company's net loss per share would have resulted in the pro forma amounts disclosed below:

                                                                     Year Ended
                                                                    December 31,
                                                                        1999
                                                                    ------------
     Net loss attributable to common shareholders:
       As reported.................................................   $(4,366)
       Pro forma...................................................   $(4,380)
     Net loss per share, basic and diluted:
       As reported.................................................   $ (1.22)
       Pro forma...................................................   $ (1.22)

   The effects of applying SFAS No. 123 methodology in this pro forma disclosure may not be indicative of future amounts. Additional stock option awards in future years are expected.

15. Net Loss Per Share

   Net loss per share. The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

                                                        Year Ended December
                                                                31,
                                                       -----------------------
                                                        1997    1998    1999
                                                       ------  ------  -------
Numerator:
  Net loss............................................ $ (160) $ (615) $(3,449)
  Accretion of Series B and C Mandatorily Redeemable
   Preferred Stocks to redemption value...............    --     (244)    (917)
                                                       ------  ------  -------
  Net loss attributable to common shareholders........ $ (160) $ (859) $(4,366)
                                                       ======  ======  =======
Denominator:
  Shares used in computing basic and diluted net loss
   per share (in thousands)...........................  3,500   3,564    3,588
                                                       ======  ======  =======
Basic and diluted net loss per share attributable to
 common shareholders.................................. $(0.05) $(0.24) $ (1.22)
                                                       ======  ======  =======
Antidilutive securities including options, warrants,
 and preferred shares not included in net loss per
 shares calculation (in thousands)....................  1,239   3,005    4,822
                                                       ======  ======  =======

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)

   Pro forma net loss per share (unaudited) Pro forma basic and diluted net loss per share is computed using the weighted average number of shares of common stock outstanding, including the pro forma effects, on an as-if-converted basis, of the automatic conversion of Series B and C Mandatorily Redeemable Preferred Stocks and Series A Preferred Stock into shares of common stock effective upon the closing of an initial public offering by the Company if and when the aggregate proceeds from the Offering are not less than $20,000 and with a price to the public of at least $38.576 per share. Common stock equivalent shares, composed of shares of common stock issuable upon the exercise of stock options and warrants, are not included in pro forma diluted net loss per share as this would reduce the net loss per share. The following table sets forth the computation of pro forma basic and diluted net loss per share for the year ended December 31, 1999 (unaudited):

                                                                   Pro Forma
                                                                   Year ended
                                                                  December 31,
                                                                      1999
                                                                  ------------
Numerator:
  Net loss.......................................................   $(3,449)
                                                                    =======
Denominator:
  Shares used in computing basic and diluted net loss per share..     3,588
  Adjustment to reflect assumed conversion of all preferred stock
   to common stock from date of issuance.........................     4,726
                                                                    -------
  Shares used in computing pro forma basic and diluted net loss
   per share.....................................................     8,314
                                                                    -------
Basic and diluted pro forma net loss per share...................    $(0.41)
                                                                    =======
Antidilutive securities including options and warrants not
 included in pro forma net loss per share calculation............        96
                                                                    =======

16. Subsequent Events

   In January and February 2000, the Company entered into a Series D Preferred Stock Purchase agreement whereby the Company issued 777,688 shares of the Company's Series D Mandatory Redeemable Convertible Preferred Stock ("Series D Preferred Stock") at an issue price of $38.576 per share. Each holder of Series D Preferred Stock has voting rights equal to the number of shares of common stock then issuable upon its conversion into common stock. Each holder of Series D Preferred Stock will generally vote together with the common stock shareholders. No dividends, whether in cash, in property or in shares of the capital stock of the Company shall be declared on outstanding common shares unless the Board of Directors has declared a dividend for Series D Preferred Stock. Where dividends on preferred stock are declared, dividends will be allocated to preferred shares based on the equivalent number of common shares into which such preferred shares could be converted. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series D Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock of the Company, an amount equal to $38.576 per share, plus declared but unpaid dividends.

   Each share of Series D Preferred Stock is convertible, at the option of the holder, into common shares on a share for share basis. Adjustments to this ratio will be made where there are accrued and unpaid dividends on preferred stock or common stock. The Series D Preferred Stock will be converted automatically into Common Stock, at the then applicable conversion rate, upon the closing of an underwritten public offering of shares of Common Stock of the Company at a public offering price of at least $38.576 per share and with gross proceeds

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)

to the Company in excess of $20,000. After January 25, 2005, holders of Series C Preferred Stock may request that the Company redeem all the outstanding shares at a price of $77.152 per share plus any declared but unpaid dividends. Accordingly, the Series D Preferred Stock will be accreted to its estimated redemption value through deductions from retained earnings.

   In January 2000, the Company also entered into long-term advertising contracts with its Series D Preferred shareholders.

   In January 2000, the Board of Directors granted options for the purchase of 132,000 shares of common stock to certain employees and a director of the Company at an exercise price of $15.00 per share. The options granted generally vest over periods ranging from one to four years beginning with the first quarter subsequent to the date of grant of the options. In connection with these option grants the Company expects to record deferred stock compensation of approximately $1,300 which will be amortized and charged to expense over the vesting periods of the underlying options.

                                     [LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the estimated expenses, other than the underwriting discounts and commission, payable by the Registrant in connection with the offering described in the Registration Statement (all amounts are estimated except the SEC registration fee):

   Securities and Exchange Commission registration fee................ $ 22,770
   National Association of Securities Dealers, Inc. filing fee........    9,125
   NASDAQ listing fee.................................................     *
   Printing costs.....................................................     *
   Legal fees and expenses............................................     *
   Accounting fees and expenses.......................................     *
   Transfer agent's fees and expenses.................................     *
   Miscellaneous......................................................     *
                                                                       --------
     Total Expenses................................................... $   *
                                                                       ========

--------
* To be provided by amendment.

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law (the "DCGL") makes provision for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify the officers and directors of the Registrant under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

   As permitted by the DGCL, the Registrant's Certificate of Incorporation (the "Charter") provides that, to the fullest extent permitted by the DGCL, no director shall be liable to the registrant or to its stockholders for monetary damages for breach of his fiduciary duty as a director. Delaware law does not permit the elimination of liability (i) for any breach of the director's duty of loyalty to the registrant or its stockholders, (ii) for acts or missions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision in the Charter is to eliminate the rights of the Registrant and its stockholders (through stockholders' derivatives suits on behalf of the Registrant) to recover monetary damages against a director for breach of fiduciary duty as a director thereof (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through
(iv), inclusive, above. These provisions will not alter the liability of directors under the federal securities laws.

   The Registrant's Bylaws (the "Bylaws") provide that the Registrant may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he is or was a director, officer, employee or agent of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of any other corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

   The Bylaws also provide that the Registrant may indemnify any person who was or is a party of is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extend that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery of the State of Delaware or the court in which such action was brought shall deem proper.

   The Bylaws also provide that to the extent a director or officer of the Registrant has been successful in the defense of any action, suit or proceeding referred to in the previous paragraphs or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for in the Bylaws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the Registrant may purchase and maintain insurance on behalf of a director or officer of the registrant against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the Registrant would have the power to indemnify him against such liabilities under such Bylaws.

Item 15. Recent Sales of Unregistered Securities

   The Registrant has not issued or sold securities within the past three years pursuant to offerings that were not registered under the Securities Act of 1933, as amended, except as follows (all share numbers give effect to a five-for-one stock split which became effective October 15, 1999):

     (a) On October 11, 1996, the Registrant sold 375,000 shares of its Series A convertible preferred stock to Edward Roberts for an aggregate of $75,000.

     (b) On October 11, 1996, the Registrant sold 375,000 shares of its Series A convertible preferred stock to Brant Binder for an aggregate of $75,000.

     (c) On November 20, 1996, the Registrant sold 100,000 shares of its Series A convertible preferred stock to Nicholas Negroponte for an aggregate of $20,000.

     (d) On February 2, 1997, the Registrant sold 250,000 shares of its Series A convertible preferred stock to Nicholas Negroponte for an aggregate of $50,000.

     (e) On April 16, 1997, the Registrant sold 20,000 shares of its Series A convertible preferred stock to Nicholas Negroponte for an aggregate of $5,000.

     (f) On March 10, 1998, the Registrant sold 96,655 shares of its Series B convertible preferred stock to Kummell Investments Limited for an aggregate of $100,000. These shares were subsequently transferred to Maxtech Enterprises Limited.

     (g) On March 10, 1998, the Registrant sold 773,250 shares of its Series B convertible preferred stock to Intel Corporation for an aggregate of $400,000.

     (h) On March 10, 1998, the Registrant sold 96,655 shares of its Series B convertible preferred stock to Harrison Enterprises, Inc. for an aggregate of $100,000.

     (i) On March 10, 1998, the Registrant sold 190,000 shares of its Series B convertible preferred stock to PTV-China, Inc. for an aggregate of $50,000.

     (j) On March 10, 1998, the Registrant sold 579,935 shares of its Series B convertible preferred stock to Kummell Investments Limited for an aggregate of $600,000. These shares were subsequently transferred to Maxtech Enterprises Limited.

     (k) On August 18, 1998, the Registrant sold 338,295 shares of its Series B-1 convertible preferred stock to Dow Jones & Company for an aggregate of $350,000.

     (l) On October 18, 1999, the Registrant sold 1,318,588 shares of its Series C convertible preferred stock to Kummell Investments Limited for an aggregate of $6,200,000. These shares were subsequently transferred to Maxtech Enterprises Limited.

     (m) On October 18, 1999, the Registrant sold 31,902 shares of its Series C convertible preferred stock to The Roberts Family Trust, for which Edward Roberts is the trustee, for an aggregate of $150,000.

     (n) On October 18, 1999, the Registrant sold 31,902 shares of its Series C convertible preferred stock to Brant Binder for an aggregate of $150,000.

     (o) On October 18, 1999, the Registrant sold 31,902 shares of its Series C convertible preferred stock to Nicholas Negroponte for an aggregate of $150,000.

     (p) On October 18, 1999, the Registrant sold 65,213 shares of its Series C convertible preferred stock to PTV-China, Inc. for an aggregate of $306,632.

      (q) On January 29, 2000, the Registrant sold 129,615 shares of its Series D convertible preferred stock to Hikari Tsushin, Inc. for an aggregate of $5,000,000.

      (r) On January 29, 2000, the Registrant sold 129,615 shares of its Series D convertible preferred stock to Legend New-Tech Investment Limited for an aggregate of $5,000,000.

      (s) On January 29, 2000, the Registrant sold 259,229 shares of its Series D convertible preferred stock to Internet Creations Limited for an aggregate of $10,000,000.

      (t) On February 2, 2000, the Registrant sold 259,229 shares of its Series D convertible preferred shares to Internet Creations Limited for an aggregate of $10,000,000.

   The transactions set forth above were undertaken in reliance upon the exemptions from the registration requirements of the Securities Act afforded by
(i) Section 4(2) thereof and/or Regulation D promulgated thereunder, as sales not involving a public offering, and/or (ii) Regulation S promulgated thereunder, as sales by an issuer in offshore transactions to non-U.S. persons (as defined in Regulation S). The purchasers of the securities described above acquired them for their own account not with a view to any distribution thereof to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements.

   Upon the closing of the Registrant's offering of common stock pursuant to this Registration Statement, all of the Registrant's outstanding shares of preferred stock will be converted into common stock.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits.

   Exhibit
   Number                               Description
   -------                              -----------
     1.1   Form of U.S. Underwriting Agreement.*
     3.1   Fourth Amended and Restated Certificate of Incorporation of Sohu.com
           Inc., as filed with the Delaware Secretary of State on February 1,
           2000.*
     3.3   Form of Fifth Amended and Restated Certificate of Incorporation of
           Sohu.com Inc., to be effective upon the closing of the offering.*
     3.4   Amended and Restated Bylaws of Sohu.com Inc., to be effective upon the closing of the offering.*
     4.1   Form of Specimen Certificate for the common stock.*
     5.1   Opinion of Sullivan & Cromwell, United States counsel to the
           Registrant, as to the validity of the common stock.*

   Exhibit
   Number                               Description
   -------                              -----------
    10.1   2000 Stock Incentive Plan.*
    10.2   Form of Stock Option Agreement.*
    10.3   Form of Non-Competition, Confidential Information and Work Product
           Agreement with the Registrant's Executive Officers.
    10.4   English Translation of Form of Employment Agreement for Employees of
           Beijing Sohu.
    10.5   Series B Preferred Stock Purchase Agreement.*
    10.6   Series B-1 Preferred Stock Purchase Agreement.*
    10.7   Series C Preferred Stock Purchase Agreement.*
    10.8   Series D Preferred Stock Purchase Agreement.
    10.9   Second Amended and Restated Stockholders' Voting Agreement.*
    10.10  Third Amended and Restated Investor Rights Agreement.
    10.11  Technical Services Agreement between Hikari Tsushin, Inc. and Sohu
           ITC Information Technology (Beijing) Co. Ltd.+
    10.12  Technical Services Agreement between Legend (Beijing) Limited and
           Sohu ITC Information Technology (Beijing) Co. Ltd. +
    10.13  Technical Services Agreement between PCCW International Marketing
           Limited and Sohu ITC Information Technology (Beijing) Co. Ltd.+
    11.1   Statement Regarding Computation of Per Share Earnings.
    21.1   Subsidiaries of the Registrant.
    23.1   Consent of Sullivan & Cromwell.
    23.2   Consent of TransAsia Lawyers, PRC counsel to the Registrant.
    23.3   Consent of PricewaterhouseCooopers.
    24.1   Powers of attorney are set forth under "Signatures" in this Part II of the Registration Statement.
    27.1   Financial Data Schedule.

--------
   *To be filed by amendment
   +Contains portions for which confidential treatment has been requested.

  (b) Financial Statement Schedules.

   Not applicable.

Item 17. Undertakings

   (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   (b) The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on February 4, 2000.

                                          Sohu.com Inc.

                                                     /s/ Charles Zhang
                                          By: _________________________________
                                            Name: Charles Zhang
                                            Title: Chairman of the Board,
                                                President and Chief Executive
                                                Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles Zhang, Thomas Gurnee and Victor Koo, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on February 4, 2000, in the capacities indicated.

                  Signature                  Title
                  ---------                  -----

              /s/ Charles Zhang              Chairman of the Board, President
 ___________________________________________  and Chief Executive Officer
                Charles Zhang

             /s/ Edward Roberts              Director
 ___________________________________________
               Edward Roberts

             /s/ James McGregor              Director
 ___________________________________________
               James McGregor

              /s/ George Chang               Director
 ___________________________________________
                George Chang

              /s/ Thomas Gurnee              Chief Financial Officer
 ___________________________________________
                Thomas Gurnee

                /s/ Min Yang                 Controller
 ___________________________________________
                  Min Yang